First Quarter
Report to
Shareholders
Three months ended
March 31, 2026
Manulife Financial Corporation
1  Core earnings is non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 1Q26 Management’s Discussion and Analysis (“1Q26 MD&A”).
2  Percentage growth/declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”) and new business contractual service margin net of NCI (“new business CSM”) are stated on a constant exchange rate (“CER”) basis and are non-GAAP ratios.
3  Core EPS, core ROE, core EBITDA margin and expense efficiency ratio are non-GAAP ratios.
4  Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2026. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
5  For more information on annualized premium equivalent (“APE”) sales, new business value (“NBV”) and net flows, see “Non-GAAP and other financial measures” in our 1Q26 MD&A. Percentage growth/decline in APE sales, NBV and net flows are stated on a constant exchange rate basis.
6Legal & General Investment Management Limited and Legal and General Assurance Society, collectively referred to as “L&G”.
7See “Caution regarding forward-looking statements”.
8Under IFRS 17.

Manulife Financial Corporation – First Quarter 2026	1
Manulife Financial Corporation (“Manulife” or the “Company”) reported its first quarter results for the period ended March 31, 2026, delivering double-digit core EPS and new business CSM growth year over year.
Key highlights for the first quarter of 2026 (“1Q26”) include:
•Core earnings1 of $1.8 billion, up 8% on a CER basis2 compared with the first quarter of 2025 (“1Q25”)
•Net income attributed to shareholders of $1.1 billion, up $0.7 billion from 1Q25
•Core EPS3 of $1.06, up 11%2 from 1Q25. EPS of $0.65, up 178%2 from 1Q25
•Core ROE3 of 16.5% and ROE of 10.1%
•LICAT ratio4 of 136%
•APE sales up 7%5, new business CSM up 16%2 and new business value (“NBV”) up 7%5 from 1Q25
•Global Wealth and Asset Management (“Global WAM”) net outflows5 of $4.4 billion, compared with $0.5 billion of net inflows in 1Q25
“We delivered a solid first quarter, executing our strategy and demonstrating the strength of our diversified portfolio. We generated double-digit growth in core EPS, and new business momentum continued to build, driving double-digit growth in new business CSM across all three insurance segments, despite macroeconomic uncertainty.
“Asia achieved another strong quarter, with 22% growth in core earnings and 15% growth in new business value, reflecting robust contributions from key markets in the region. In Global WAM, core EBITDA margin3 improved year over year,
notwithstanding the impact of the eMPF transition, and Manulife | Comvest contributed positively to margin, core earnings and net inflows.
“We made sustained progress against our strategic priorities — expanding our health proposition with new partnerships in Asia and Canada, advancing Global WAM through our partnership with L&G6, and further differentiating our U.S. product offerings.
We scaled AI delivery across our global footprint to enhance distributor experience and improve productivity and efficiency. We remain well positioned to deliver our targets and capture growth, generating sustainable value for shareholders.”7
— Phil Witherington, Manulife President & Chief Executive Officer
“Our balance sheet and financial performance demonstrated resilience during a volatile quarter. Excess capital remained strong, our financial leverage ratio improved, and book value per common share increased to an all-time high8. We continued
to deploy capital in a disciplined manner, returning $1.2 billion to shareholders through dividends and share buybacks, and on the acquisition of Schroders Indonesia. Core ROE was 16.5% for the quarter, an increase of 90 basis points compared with
1Q25, and our expense efficiency ratio of 46%3 remained in-line year over year, while continuing strategic investments in AI and reflecting the impact of the Comvest acquisition in Global WAM.”
— Colin Simpson, Manulife Chief Financial Officer
1  Percentage growth/decline in net income attributed to shareholders is stated on a constant exchange rate basis and is a non-GAAP ratio.
2Adjusted book value per common share and financial leverage ratio are non-GAAP ratios.
3For more information on gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” in our 1Q26 MD&A. Percentage growth/decline in gross flows and average AUMA are stated on a constant exchange rate basis.

Manulife Financial Corporation – First Quarter 2026	2
Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results
	1Q26	1Q25	Change
Net income attributed to shareholders[1]	$1,147	$485	149%
Core earnings	$1,836	$1,767	8%
EPS ($)	$0.65	$0.25	178%
Core EPS ($)	$1.06	$0.99	11%
ROE	10.1%	3.9%	6.2 pps
Core ROE	16.5%	15.6%	0.9 pps
Book value per common share ($)	$26.30	$25.88	2%
Adjusted BV per common share ($)[2]	$39.01	$36.66	6%
Financial leverage ratio (%)[2]	22.5%	23.9%	(1.4) pps
APE sales	$2,821	$2,689	7%
New business CSM	$1,019	$907	16%
NBV	$944	$907	7%
Global WAM net flows ($ billions)	$(4.4)	$0.5	-%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results
	1Q26	1Q25	Change
Asia (US$)
Net income attributed to shareholders	$433	$435	2%
Core earnings	598	492	22%
APE sales	1,599	1,412	11%
New business CSM	585	498	15%
NBV	533	457	15%
Canada
Net income attributed to shareholders	$238	$222	7%
Core earnings	352	374	(6)%
APE sales	416	491	(15)%
New business CSM	103	91	13%
NBV	152	180	(16)%
U.S. (US$)
Net income attributed to shareholders	$101	$(397)	-%
Core earnings	241	251	(4)%
APE sales	155	120	29%
New business CSM	83	70	19%
NBV	44	48	(8)%
Global WAM
Net income attributed to shareholders	$403	$443	(5)%
Core earnings	448	454	2%
Gross flows ($ billions)[3]	56.0	50.3	15%
Average AUMA ($ billions)[3]	1,118	1,041	11%
Core EBITDA margin (%)	29.0%	28.4%	60 bps
1  Based on AUM as of February 2026.
2Legal & General Investment Management Limited and Legal and General Assurance Society, collectively referred to as “L&G”.
3Akka provides a secure and scalable software foundation to build trusted AI-powered business applications.
4Adaptive ML provides a reinforcement-learning-powered engine to fine-tune, evaluate, and deploy open-source small language models (SLMs) for enterprise applications.
5The Shield MCD test is intended to detect 10 cancers with a single blood draw, and is for export use only outside of the United States.

Manulife Financial Corporation – First Quarter 2026	3
Strategic Highlights
We are executing to expand our diversified portfolio and further strengthen distribution capabilities and product leadership
In Asia, we received recognition as Asia’s Best Insurance Provider for Wealth Management at the 2026 Euromoney Private
Banking Awards, a leading benchmark in the private banking and wealth management industry. This acknowledgement reflects our strong growth momentum, innovative product suite for high-net-worth (“HNW”) customer segments, value-added service, international capabilities, and trusted relationships with our distribution partners across all HNW channels.
In Global WAM, we completed the acquisition of PT Schroder Investment Management Indonesia (“Schroders Indonesia”) with
$3.5 billion of assets under management (“AUM”) as of March 31, 2026. The acquisition strengthens our position as the largest asset manager in Indonesia1 and enables us to deliver enhanced value to our clients and stakeholders by leveraging the firm’s local expertise and client relationships.
In addition, we entered into a strategic partnership with L&G2 to enhance our distribution, investment management, and product development capabilities. The partnership is intended to combine our global asset management expertise and distribution platform with L&G’s strengths as a global asset manager and distribution capabilities, especially across Europe, bringing together complementary capabilities to expand access to differentiated investment solutions across institutional, retirement, and retail channels.
In the U.S., we further differentiated our product portfolio through enhancements to our indexed and hybrid indexed universal life offerings, better positioning us to address evolving income-protection and wealth-accumulation needs and supporting our growth strategy. Furthermore, we reinforced our industry-leading large-case underwriting capabilities by increasing auto-bind limits through reinsurer support, simplifying underwriting and reducing friction for complex submissions.
We are deploying AI globally to enhance distributor experience, drive efficiency, and deliver value
We accelerated our momentum across our enterprise AI platform, establishing production‑ready environments and enabling initial scalable use cases, while leveraging new strategic partnerships with Akka3 and Adaptive ML4. In addition, our developers across the organization continued to adopt assisted and autonomous AI capabilities, increasing their productivity by 30% while enabling reinvestment to support business growth and develop new capabilities to serve our customers. Together, we expect these advancements will enhance our ability to deploy AI at scale with speed, consistency, and in alignment with our
Responsible AI Principles.
Building on the roll out of agent and advisor AI tools in a number of our Asia markets in 2025, we launched our distributor AI tool in Vietnam to support faster access to product information, premium calculations and simplified illustrations for customers.
In Japan, we also enhanced our AI tool to provide a unified, always-available entry point to information about our independent agents, including their affiliations, branch details, and product license eligibility, enabling us to provide better and faster support to these agents.
In Global WAM, we introduced an AI‑powered sales platform in U.S. Retail to better integrate data, enabling more personalized advisor conversations and smarter sales deployment. This platform allows sales teams to prioritize the most promising opportunities, driving an approximately 40% increase in meaningful advisor interactions and supporting higher flows.
In the U.S., we continued to realize benefits from scaling GenAI investments in underwriting through the expansion of our
Quick Quote support tool, enabling us to automate nearly half of preliminary assessments, which accelerated average turnaround time from days to minutes and enabled underwriters to focus on more complex cases.
In Canada, we enhanced online claims processing for our Affinity health & dental business through AI-driven document processing for the majority of manually processed claims, which improved processing speed and accelerated payments to customers.
We are advancing our health, wealth and longevity strategy while establishing new strategic partnerships
In Asia, we established an exclusive partnership with Guardant Health to offer the ShieldTM Multi‑Cancer Detection test (“Shield
MCD test”)5 to eligible customers in Hong Kong, Singapore, and the Philippines. The collaboration makes us the first insurer in
Asia to offer the Shield MCD test, broadening access to early cancer detection and advancing our commitment to improving customer health outcomes and longevity.
In Canada, we partnered with Osara Health®, a global provider of evidence-based cancer support programs to pilot the Cancer
Coach™ program and offer eligible Group Benefits members structured and personalized support for navigating the daily challenges that accompany a cancer diagnosis, treatment, and recovery.
We also advanced Manulife’s commitment to longevity through a partnership with the National Institute on Ageing, supporting the release of the Ageing in Canada Survey, one of Canada’s most comprehensive annual snapshots of aging, and building on our commitment to health, wealth and financial wellbeing.
1  See section A1 “Profitability” in our 1Q26 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
2The reinsurance transaction with the Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025.
3For more information on new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” in our 1Q26 MD&A.

Manulife Financial Corporation – First Quarter 2026	4
In the U.S., we launched John Hancock Vitality PRO, a distributor-facing engagement platform designed to support the promotion of John Hancock Vitality and to enhance producer loyalty. Early adoption continues to build, reinforcing engagement in John Hancock Vitality and our mission to help customers live longer, healthier, better lives.
Continued business growth drove core earnings higher1
Core earnings of $1.8 billion in 1Q26, up 8% from 1Q25
The increase in core earnings reflected strong business growth in Asia and Global WAM, the net positive impact of 2025 updates to actuarial methods and assumptions, and a net improvement in insurance experience, partially offset by lower investment spreads in the U.S. and the impact of the eMPF transition in Hong Kong.
•Asia core earnings increased 22%, reflecting continued business growth and the net positive impact of 2025 updates to actuarial methods and assumptions, partially offset by less favourable insurance experience.
•Global WAM core earnings increased 2%, driven by higher net fee income from favourable market impacts over the past
12 months, contribution from the Manulife | Comvest business, and continued expense discipline, partially offset by the impact of the eMPF transition in Hong Kong and lower performance fees.
•Canada core earnings decreased 6%, reflecting unfavourable insurance experience in Group Insurance in 1Q26, compared with favourable experience in 1Q25. The variance in insurance experience was largely driven by higher long-
term disability claims, along with higher expenses to support the growing business and transformational investment to elevate customer experience in Group Insurance. This was partially offset by business growth in the segment, the net positive impact of 2025 updates to actuarial methods and assumptions, and a lower charge in the expected credit loss provision.
•U.S. core earnings decreased 4%, primarily driven by lower investment spreads, partially offset by favourable net insurance experience in 1Q26 compared with unfavourable experience in 1Q25.
•Corporate and Other core earnings improved by $12 million, reflecting the non-recurrence of the 1Q25 provision for the
California wildfires in our P&C reinsurance business, partially offset by lower investment income and higher expenses from continued strategic investments in transformational efforts, including AI-focused initiatives.
Net Income attributed to shareholders of $1.1 billion in 1Q26, $0.7 billion higher compared with 1Q25
The $0.7 billion increase in net income was primarily driven by a smaller net charge related to market experience and core earnings growth. The net charge from market experience in 1Q26 reflected lower-than-expected returns on public equity and lower-than-expected returns on alternative long-duration assets, mainly related to real estate, timber, and private equity investments. The market experience in 1Q25 included a $0.7 billion realized loss related to the RGA U.S. Reinsurance
Transaction from the sale of debt instruments, which was offset by an associated change in Other Comprehensive Income with a net neutral impact to book value.2
Insurance new business growth momentum continued, with a double-digit increase in new business CSM across all segments
APE sales, new business CSM and NBV increased 7%, 16%, and 7%, respectively, reflecting the strength of our diversified business portfolio
•Asia delivered strong growth in APE sales, new business CSM and NBV, with a year-over-year increase of 11%, 15% and
15%, respectively, driven by higher sales volumes and a more favourable business mix, reflecting growth in Hong Kong,
Japan and Singapore across all three new business metrics. NBV margin improved modestly to 38.2%.3
•Canada APE sales and NBV decreased 15% and 16%, respectively, driven by lower Group Insurance sales, partially offset by higher Individual Insurance sales. New business CSM increased 13%, reflecting the growth in Individual
Insurance from higher participating life insurance sales.
•In the U.S., APE sales and new business CSM increased 29% and 19%, respectively, reflecting increased demand for our accumulation insurance products supported by recent product enhancements. NBV decreased 8%, primarily driven by product mix, partially offset by higher sales volumes.
Global WAM net outflows of $4.4 billion in 1Q26, compared with net inflows of $0.5 billion in 1Q25
•Retirement net outflows were $2.8 billion in 1Q26 compared with net outflows of $2.6 billion in 1Q25, driven by higher member withdrawals reflecting higher account balances from market growth and higher retirement plan redemptions in the
U.S., partially offset by lower retirement plan redemptions in Canada.
•Retail net outflows were $5.8 billion in 1Q26 compared with net inflows of $0.5 billion in 1Q25, primarily driven by higher net outflows in active mutual funds through third-party intermediaries in North America, including a few large model redemptions in the U.S.
•Institutional Asset Management net inflows were $4.2 billion in 1Q26 compared with net inflows of $2.6 billion in 1Q25,
driven by net flows from the Manulife | Comvest business, and higher net sales from money market mandates in mainland
1  Net of non-controlling interests (“NCI”).
2Percentage growth / decline in our CSM net of NCI balance from organic CSM movement is stated on a constant exchange rate basis and is a non-GAAP ratio.
This percentage is calculated as the annualized year-to-date change in organic CSM net of NCI divided by the December 31, 2025 CSM net of NCI balance.
3Post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 1Q26 MD&A.

Manulife Financial Corporation – First Quarter 2026	5
China and from Manulife | CQS products, partially offset by lower net flows in equity mandates and lower deployments in private equity mandates.
New business growth continued to drive higher organic CSM and CSM balance
CSM1 was $25,589 million as at March 31, 2026
CSM increased $620 million compared with December 31, 2025. Organic CSM movement contributed $650 million of the increase, representing an 11% annualized growth in our CSM net of NCI balance2, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of $30 million, primarily driven by the unfavourable impacts of equity market performance and interest rate movements, partially offset by the impacts of changes in foreign currency exchange rates. Post-tax CSM net of NCI3 was $21,255 million as at March 31, 2026.

Manulife Financial Corporation – First Quarter 2026	6
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of May 13, 2026, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three months ended March
31, 2026 and the MD&A and audited Consolidated Financial Statements contained in our 2025 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2025 Annual Report (“2025
MD&A”) and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.
CONTENTS

A.TOTAL COMPANY PERFORMANCE
1.Profitability
2.Business Performance
3.Financial Strength
4.Assets under Management and Administration
5.Impact of Foreign Currency Exchange Rates
6.Business Highlights
B.PERFORMANCE BY SEGMENT
1.Asia
2.Canada
3.U.S.
4.Global Wealth and Asset Management
5.Corporate and Other
C.RISK MANAGEMENT AND RISK
FACTORS UPDATE
1.Variable Annuity and Segregated Fund Guarantees
Sensitivities and Risk Exposure Measures
2.Caution Related to Sensitivities
3.Publicly Traded Equity Performance Risk Sensitivities and
Exposure Measures
4.Interest Rate and Spread Risk Sensitivities and Exposure
Measures
5.Alternative Long-duration Asset Performance Risk
Sensitivities and Exposure Measures
D.CRITICAL ACTUARIAL AND
ACCOUNTING POLICIES
1.Critical Actuarial and Accounting Policies
2.Sensitivity to Changes in Assumptions
3.Accounting and Reporting Changes
E.OTHER
1.Outstanding Common Shares – Selected Information
2.Legal and Regulatory Proceedings
3.Non-GAAP and Other Financial Measures
4.Caution Regarding Forward-looking Statements
5.Quarterly Financial Information
6.Revenue
7.Other
1  The reinsurance transaction with the Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025. The net realized loss of $732 million in 1Q25 from the sale of debt instruments which are classified as fair value through other comprehensive income (“FVOCI”) arose from the transfer of assets with respect to the RGA U.S. Reinsurance Transaction, and had an offsetting change in other comprehensive income (“OCI”)
attributed to shareholders, resulting in a neutral impact to book value.
2 Percentage growth/declines in core earnings, pre-tax core earnings, contractual service margin (“CSM”) net of non-controlling interests (“NCI”), new business contractual service margin (“new business CSM”), assets under management and administration (“AUMA”), assets under management (“AUM”), core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
3  The increase in Global WAM net fee income is due to higher average assets under management and administration (“average AUMA”) from the favourable impact of markets over the past 12 months. For more information on average AUMA, see “Non-GAAP and Other Financial Measures” below.
4  Formerly Comvest Credit Partners.

Manulife Financial Corporation – First Quarter 2026	7
ATOTAL COMPANY PERFORMANCE
A1Profitability

	Quarterly Results
($ millions, unless otherwise stated)	1Q26	4Q25	1Q25
Net income (loss) attributed to shareholders	$1,147	$1,499	$485
Core earnings(1)	$1,836	$1,993	$1,767
Diluted earnings (loss) per common share ($)	$0.65	$0.83	$0.25
Diluted core earnings per common share (“Core EPS”) ($)(2)	$1.06	$1.12	$0.99
ROE	10.1%	12.7%	3.9%
Core return on shareholders’ equity (“Core ROE”)(2)	16.5%	17.1%	15.6%
Expense efficiency ratio(2)	46.0%	44.7%	45.9%
General expenses	$1,251	$1,327	$1,202
Core expenses(1)	$1,827	$1,873	$1,776
(1)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(2)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
Manulife’s net income attributed to shareholders was $1,147 million in the first quarter of 2026 (“1Q26”) compared with $485 million in the first quarter of 2025 (“1Q25”). Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,836 million in 1Q26 compared with $1,767 million in 1Q25, and items excluded from core earnings, which amounted to a net charge of $689 million in 1Q26 compared with a net charge of $1,282 million in 1Q25. The effective tax rate on net income (loss) attributed to shareholders was 16% in 1Q26 compared with 9% in 1Q25 due to differences in the jurisdictional mix of earnings.
Net income attributed to shareholders in 1Q26 increased $662 million compared with 1Q25, reflecting a lower net charge from market experience and improved core earnings. Total market experience was a net charge of $666 million in 1Q26 primarily related to lower-than-expected returns on public equity and lower-than-expected returns on alternative long-duration assets
(“ALDA”), mainly from real estate, timber, and private equity investments. Market experience in 1Q25 included a net realized loss on the sale of debt instruments of $732 million from the transfer of assets with respect to the RGA U.S. Reinsurance
Transaction.1
Core earnings increased $69 million or 8% on a constant exchange rate (“CER”) basis2 compared with 1Q25. The increase in our insurance business was driven by business growth, the net positive impact of 2025 updates to actuarial methods and assumptions, primarily in our Asia segment, improved net insurance experience in the U.S., and the non-recurrence of the
1Q25 charge for estimated losses from California wildfires in our Property and Casualty (“P&C”) Reinsurance business. This was partially offset by lower expected investment earnings and unfavourable insurance experience in our Canada Group
Insurance business, largely driven by higher long-term disability claims, along with higher expenses to support the growing business and transformational investment to elevate customer experience in Group Insurance. For Global Wealth and Asset
Management (“Global WAM”), the increase in core earnings reflected higher net fee income3, contributions from the Manulife |
Comvest business4, as well as disciplined expense management, partially offset by the impact of the electronic Mandatory
Provident Fund (“eMPF”) transition in Hong Kong and lower performance fees.
The following table presents information on the change in the expected credit loss (“ECL”) for the reporting period.

($ millions, unaudited)	Quarterly Results
	1Q26	4Q25	1Q25
Change in ECL
Net new originations or purchases	$(17)	$1	$-
Changes to risk, parameters and models
Credit migration	(21)	(36)	(4)
Parameter and model updates, and other	(1)	47	(42)
Total (increase) recovery in ECL, pre-tax	$(39)	$12	$(46)
Total (increase) recovery in ECL, post-tax	$(32)	$11	$(38)
The increase in the ECL provision of $32 million post-tax in 1Q26 and $38 million post-tax in 1Q25 was in line with our expectations.
1 This is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.

Manulife Financial Corporation – First Quarter 2026	8
Core earnings by segment is presented in the following table.

	Quarterly Results
($ millions, unaudited)	1Q26	4Q25	1Q25
Core earnings by segment
Asia	$820	$785	$705
Canada	352	413	374
U.S.	331	319	361
Global Wealth and Asset Management	448	490	454
Corporate and Other	(115)	(14)	(127)
Total core earnings	$1,836	$1,993	$1,767
The following table presents net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results
($ millions, unaudited)	1Q26	4Q25	1Q25
Core earnings	$1,836	$1,993	$1,767
Items excluded from core earnings:
Market experience gains (losses)(1)	(666)	(441)	(1,332)
Realized gains (losses) on debt instruments	(31)	27	(781)
Derivatives and hedge accounting ineffectiveness	(25)	(162)	(77)
Actual less expected long-term returns on public equity	(342)	(63)	(208)
Actual less expected long-term returns on ALDA	(242)	(232)	(275)
Other investment results	(26)	(11)	9
Updates to actuarial methods and assumptions that flow directly through income	-	-	-
Restructuring charge	-	(12)	-
Amortization of acquisition-related intangible assets(2)	(18)	(12)	-
Reinsurance transactions, tax-related items and other(3)	(5)	(29)	50
Total items excluded from core earnings	(689)	(494)	(1,282)
Net income (loss) attributed to shareholders	$1,147	$1,499	$485
(1)Market experience was a net charge of $666 million in 1Q26, driven by lower-than-expected returns from public equity, lower-than-expected returns on ALDA mainly related to real estate, timber and private equity investments, net realized losses from debt instruments which are classified as FVOCI, a charge from derivatives and hedge accounting ineffectiveness and a charge in other investment results. Market experience was a net charge of $1,332 million in 1Q25, driven by net realized losses from debt instruments, of which $732 million was related to the transfer of assets with respect to the RGA U.S. Reinsurance
Transaction, which are classified as FVOCI, lower-than-expected returns on ALDA mainly related to real estate and private equity investments, lower-than-
expected returns from public equity and a charge from derivatives and hedge accounting ineffectiveness. The net charge was partially offset by a gain from changes in foreign exchange rates.
(2)This item is excluded from core earnings commencing in the third quarter of 2025 (“3Q25”). See “Non-GAAP and Other Financial Measures” below for more information.
(3)The 1Q26 net charge of $5 million was related to fair value changes in long-term investment plan obligations in Global WAM. The 1Q25 net gain of $50 million was related to tax-related benefits and true-ups.
Net income attributed to shareholders by segment is presented in the following table.

	Quarterly Results
($ millions, unaudited)	1Q26	4Q25	1Q25
Net income (loss) attributed to shareholders by segment
Asia	$595	$623	$624
Canada	238	252	222
U.S.	138	81	(569)
Global Wealth and Asset Management	403	452	443
Corporate and Other	(227)	91	(235)
Total net income attributed to shareholders	$1,147	$1,499	$485
Expense efficiency ratio
We use the expense efficiency ratio to measure progress on our expense management initiatives. It reflects core expenses which are equal to total expenses1 less those expenses reported in items excluded from core earnings. Total expenses consist of general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”) and for other products without a CSM.
The expense efficiency ratio was 46.0% in 1Q26, compared with 45.9% in 1Q25. The impact on the ratio of higher core expenses in 1Q26 compared with 1Q25 was largely offset by growth in pre-tax core earnings1 in 1Q26 compared with 1Q25.
The increase in core expenses mainly reflected higher workforce related costs, primarily driven by business growth, the
inclusion of ongoing operating expenses related to our acquisition of Manulife | Comvest in Global WAM, and continued
strategic investments in transformational efforts, including AI-focused initiatives.
1  Percentage growth/declines in APE sales and NBV are stated on a constant exchange rate basis.
2  For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
3  Percentage growth / decline in our CSM net of NCI balance from organic CSM movement is stated on a constant exchange rate basis and is a non-GAAP ratio.
This percentage is calculated as the annualized year-to-date change in organic CSM net of NCI divided by the December 31, 2025 CSM net of NCI balance.
See “Non-GAAP and Other Financial Measures” below for more information.

Manulife Financial Corporation – First Quarter 2026	9
Total 1Q26 general expenses increased compared with 1Q25, driven by the items noted above related to the overall increase in core expenses and expenses reported in items excluded from core earnings. The expenses reported in items excluded from core earnings were primarily from the amortization of acquisition-related intangible assets in Global WAM in 1Q26 and were nil in 1Q25.
A2Business Performance

	Quarterly Results
($ millions, unless otherwise stated) (unaudited)	1Q26	4Q25	1Q25
Asia APE sales	$2,193	$1,608	$2,027
Canada APE sales	416	383	491
U.S. APE sales	212	231	171
Total APE sales(1)	2,821	2,222	2,689
Asia new business CSM(2)	802	697	715
Canada new business CSM	103	135	91
U.S. new business CSM	114	188	101
Total new business CSM(2)	1,019	1,020	907
Asia new business value	731	606	657
Canada new business value	152	174	180
U.S. new business value	61	94	70
Total new business value(1)	944	874	907
Asia CSM net of NCI	18,228	17,750	15,904
Canada CSM	4,432	4,459	4,052
U.S. CSM	2,927	2,760	2,329
Corporate and Other CSM	2	-	11
Total CSM net of NCI	25,589	24,969	22,296
Post-tax CSM net of NCI(3)	21,255	20,733	18,524
Global WAM gross flows ($ billions)(1)	56.0	49.9	50.3
Global WAM net flows ($ billions)(1)	(4.4)	(9.5)	0.5
Global WAM assets under management and administration ($ billions)(3)	1,110.1	1,106.6	1,026.3
Global WAM total invested assets ($ billions)	10.9	9.8	10.0
Global WAM segregated funds net assets ($ billions)	311.4	313.6	287.6
Total assets under management and administration ($ billions)(3),(4)	1,705.3	1,704.4	1,603.1
Total invested assets ($ billions)(4)	461.8	459.9	445.7
Segregated funds net assets ($ billions)(4)	455.7	461.3	428.6
(1)For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
(2)New business CSM is net of NCI.
(3)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(4)See section A4 below for more information.
Annualized premium equivalent (“APE”) sales were $2.8 billion in 1Q26, an increase of 7%1 compared with 1Q25, new business CSM was $1,019 million in 1Q26, an increase of 16% compared with 1Q25 and new business value (“NBV”) was
$944 million in 1Q26, an increase of 7%1 compared with 1Q25. New business results by segment were as follows:
•Asia delivered strong growth in APE sales, new business CSM and NBV in 1Q26, with an increase of 11%, 15%, and 15%
respectively, compared with 1Q25, driven by higher sales volumes and a more favourable business mix, reflecting growth in Hong Kong, Japan and Singapore across all three new business metrics. NBV margin2 improved modestly to 38.2% in
1Q26 compared with 38.1% in 1Q25.
•Canada APE sales and NBV decreased 15% and 16% in 1Q26, respectively, compared with 1Q25, driven by lower Group
Insurance sales volumes, partially offset by higher Individual Insurance sales volumes. New business CSM increased
13% in 1Q26 compared with 1Q25, reflecting the growth in Individual Insurance from higher participating life insurance sales volumes.
•In the U.S., APE sales and new business CSM in 1Q26, increased 29% and 19%, respectively, compared with 1Q25, reflecting increased demand for our accumulation insurance products supported by recent product enhancements. NBV in
1Q26 decreased 8% compared with 1Q25, primarily driven by product mix, partially offset by higher sales volumes.
CSM net of NCI was $25,589 million as at March 31, 2026, an increase of $620 million compared with December 31, 2025.
Organic CSM movement was an increase of $650 million for the three months ended March 31, 2026, representing an 11%
annualized growth in our CSM net of NCI balance3, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a
1  Redemption of $1.4 billion (US$1.0 billion) of senior debt at maturity in 1Q26.
2  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
3  Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares. Included in this balance is $17.6 billion of encumbered cash and cash equivalents and marketable securities as at
March 31, 2026 (December 31, 2025 - $17.3 billion).

Manulife Financial Corporation – First Quarter 2026	10
decrease of $30 million for the three months ended March 31, 2026, primarily driven by the unfavourable impacts of equity market performance and interest rate movements, partially offset by the impacts of changes in foreign currency exchange rates.
Global WAM reported net outflows were $4.4 billion in 1Q26 compared with net inflows of $0.5 billion in 1Q25:
•Retirement net outflows were $2.8 billion in 1Q26 compared with net outflows of $2.6 billion in 1Q25, driven by higher member withdrawals reflecting higher account balances from market growth and higher retirement plan redemptions in the
U.S., partially offset by lower retirement plan redemptions in Canada.
•Retail net outflows were $5.8 billion in 1Q26 compared with net inflows of $0.5 billion in 1Q25, primarily driven by higher net outflows in active mutual funds through third-party intermediaries in North America, including a few large model redemptions in the U.S.
•Institutional Asset Management net inflows were $4.2 billion in 1Q26 compared with net inflows of $2.6 billion in 1Q25,
driven by net flows from the Manulife | Comvest business, and higher net sales from money market mandates in mainland
China and from Manulife | CQS products, partially offset by lower net flows in equity mandates and lower deployments in private equity mandates.
A3Financial Strength

	Quarterly Results
(unaudited)	1Q26	4Q25	1Q25
MLI’s LICAT ratio(1)	136%	136%	137%
Financial leverage ratio(2)	22.5%	23.9%	23.9%
Consolidated capital ($ billions)(3)	$82.8	$81.6	$80.4
Book value per common share ($)	$26.30	$25.91	$25.88
Adjusted book value per common share ($)(2)	$39.01	$38.27	$36.66
(1)This item is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI”) Life Insurance Capital Adequacy Test Public Disclosure
Requirements guideline.
(2)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
(3)This item is a capital management measure. For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at
March 31, 2026 was 136% compared with 136% as at December 31, 2025. The ratio reflected the positive impact of earnings and increases in the CSM net of NCI, offset by dividends, common share buybacks, and unfavourable market movements.
MFC’s LICAT ratio was 125% as at March 31, 2026 compared with 125% as at December 31, 2025, driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios as at March 31, 2026 was largely due to the $6.4 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level, but based on the form in which it was down-streamed, it qualifies as regulatory capital for MLI.
MFC’s financial leverage ratio as at March 31, 2026 was 22.5%, a decrease of 1.4 percentage points from 23.9% as at
December 31, 2025. The decrease was driven by the redemption of senior debt1, higher post-tax CSM2, and an increase in total equity, partially offset by a higher balance of foreign currency denominated debt due to the impact of a weaker Canadian dollar. The increase in total equity was driven mainly by total comprehensive income, including the favourable impact of a weaker Canadian dollar against most foreign currencies, partially offset by dividends and common share buybacks.
MFC’s consolidated capital was $82.8 billion as at March 31, 2026, an increase of $1.2 billion compared with $81.6 billion as at December 31, 2025. The increase was driven by higher post-tax CSM and an increase in total equity. The increase in total equity was driven mainly by total comprehensive income, including the favourable impact of a weaker Canadian dollar against most foreign currencies, partially offset by dividends and common share buybacks.
Cash and cash equivalents and marketable securities3 were $274.9 billion as at March 31, 2026 compared with $276.0 billion as at December 31, 2025. The decrease of $1.1 billion was driven by the impact of higher interest rates, redemption of senior debt1 and the impact of lower equity markets, partially offset by the impact of changes in foreign exchange rates.
Book value per common share as at March 31, 2026 was $26.30, a 2% increase compared with $25.91 as at December 31,
2025. The number of common shares outstanding was 1,672 million as at March 31, 2026, a net decrease of 5 million shares from December 31, 2025, primarily driven by common share buybacks. On February 19, 2026, following approvals from OSFI and the Toronto Stock Exchange, we announced a new Normal Course Issuer Bid (“2026 NCIB”) to purchase for cancellation up to 42 million shares, representing approximately 2.5% of outstanding common shares. During the three months ended
March 31, 2026, we purchased for cancellation 4.7 million shares for $222.5 million pre-tax under this 2026 NCIB and an additional 2.8 million shares for $142.5 million pre-tax under a previous NCIB that commenced on February 24, 2025 and was completed on January 22, 2026.
1  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
2  Based on AUM as of February 2026.
3  Legal & General Investment Management Limited and Legal and General Assurance Society, collectively referred to as “L&G”.
4  Akka provides a secure and scalable software foundation to build trusted AI-powered business applications.
5  Adaptive ML provides a reinforcement-learning-powered engine to fine-tune, evaluate, and deploy open-source small language models (SLMs) for enterprise applications.

Manulife Financial Corporation – First Quarter 2026	11
Adjusted book value per common share as at March 31, 2026 was $39.01, a 2% increase compared with $38.27 as at
December 31, 2025, driven by an increase in the adjusted book value1 and a lower number of common shares outstanding.
Adjusted book value increased $1.0 billion due to higher post-tax CSM, net of NCI and total common shareholders’ equity. The increase in total common shareholders’ equity reflected total comprehensive income attributed to common shareholders, including the favourable impact of a weaker Canadian dollar against most foreign currencies, partially offset by common share dividends and common share buybacks.
A4Assets under Management and Administration (“AUMA”)
AUMA as at March 31, 2026 was $1.7 trillion, a decrease of 1% compared with December 31, 2025, primarily due to the unfavourable impact of equity markets. Total invested assets was in line with December 31, 2025 on an actual exchange rate basis, primarily due to the impact of changes in foreign currency exchange rates, offset by the impact of interest rate movements. Segregated funds net assets decreased 1% compared with December 31, 2025 on an actual exchange rate basis, primarily due to the impact of equity markets.
A5Impact of Foreign Currency Exchange Rates
Changes in foreign currency exchange rates from 1Q25 to 1Q26 decreased core earnings by $70 million in 1Q26, primarily due to a stronger Canadian dollar relative to the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.
A6Business Highlights
We are executing to expand our diversified portfolio and further strengthen distribution capabilities and product leadership
In Asia, we received recognition as Asia’s Best Insurance Provider for Wealth Management at the 2026 Euromoney Private
Banking Awards, a leading benchmark in the private banking and wealth management industry. This acknowledgement reflects our strong growth momentum, innovative product suite for high-net-worth (“HNW”) customer segments, value-added service, international capabilities, and trusted relationships with our distribution partners across all HNW channels.
In Global WAM, we completed the acquisition of PT Schroder Investment Management Indonesia (“Schroders Indonesia”) with
$3.5 billion of AUM as of March 31, 2026. The acquisition strengthens our position as the largest asset manager in Indonesia2 and enables us to deliver enhanced value to our clients and stakeholders by leveraging the firm’s local expertise and client relationships.
In addition, we entered into a strategic partnership with L&G3 to enhance our distribution, investment management, and product development capabilities. The partnership is intended to combine our global asset management expertise and distribution platform with L&G’s strengths as a global asset manager and distribution capabilities, especially across Europe, bringing together complementary capabilities to expand access to differentiated investment solutions across institutional, retirement, and retail channels.
In the U.S., we further differentiated our product portfolio through enhancements to our indexed and hybrid indexed universal life offerings, better positioning us to address evolving income-protection and wealth-accumulation needs and supporting our growth strategy. Furthermore, we reinforced our industry-leading large-case underwriting capabilities by increasing auto-bind limits through reinsurer support, simplifying underwriting and reducing friction for complex submissions.
We are deploying AI globally to enhance distributor experience, drive efficiency, and deliver value
We accelerated our momentum across our enterprise AI platform, establishing production‑ready environments and enabling initial scalable use cases, while leveraging new strategic partnerships with Akka4 and Adaptive ML5. In addition, our developers across the organization continued to adopt assisted and autonomous AI capabilities, increasing their productivity by 30% while enabling reinvestment to support business growth and develop new capabilities to serve our customers. Together, we expect these advancements will enhance our ability to deploy AI at scale with speed, consistency, and in alignment with our
Responsible AI Principles.
Building on the roll out of agent and advisor AI tools in a number of our Asia markets in 2025, we launched our distributor AI tool in Vietnam to support faster access to product information, premium calculations and simplified illustrations for customers.
In Japan, we also enhanced our AI tool to provide a unified, always-available entry point to information about our independent agents, including their affiliations, branch details, and product license eligibility, enabling us to provide better and faster support to these agents.
1  The Shield MCD test is intended to detect 10 cancers with a single blood draw, and is for export use only outside of the United States.

Manulife Financial Corporation – First Quarter 2026	12
In Global WAM, we introduced an AI‑powered sales platform in U.S. Retail to better integrate data, enabling more personalized advisor conversations and smarter sales deployment. This platform allows sales teams to prioritize the most promising opportunities, driving an approximately 40% increase in meaningful advisor interactions and supporting higher flows.
In the U.S., we continued to realize benefits from scaling GenAI investments in underwriting through the expansion of our
Quick Quote support tool, enabling us to automate nearly half of preliminary assessments, which accelerated average turnaround time from days to minutes and enabled underwriters to focus on more complex cases.
In Canada, we enhanced online claims processing for our Affinity health & dental business through AI-driven document processing for the majority of manually processed claims, which improved processing speed and accelerated payments to customers.
We are advancing our health, wealth and longevity strategy while establishing new strategic partnerships
In Asia, we established an exclusive partnership with Guardant Health to offer the Shield™ Multi‑Cancer Detection test
(“Shield MCD test”)1 to eligible customers in Hong Kong, Singapore, and the Philippines. The collaboration makes us the first insurer in Asia to offer the Shield MCD test, broadening access to early cancer detection and advancing our commitment to improving customer health outcomes and longevity.
In Canada, we partnered with Osara Health®, a global provider of evidence-based cancer support programs to pilot the Cancer
Coach™ program and offer eligible Group Benefits members structured and personalized support for navigating the daily challenges that accompany a cancer diagnosis, treatment, and recovery.
We also advanced Manulife’s commitment to longevity through a partnership with the National Institute on Ageing, supporting the release of the Ageing in Canada Survey, one of Canada’s most comprehensive annual snapshots of aging, and building on our commitment to health, wealth and financial wellbeing.
In the U.S., we launched John Hancock Vitality PRO, a distributor-facing engagement platform designed to support the promotion of John Hancock Vitality and to enhance producer loyalty. Early adoption continues to build, reinforcing engagement in John Hancock Vitality and our mission to help customers live longer, healthier, better lives.

Manulife Financial Corporation – First Quarter 2026	13
BPERFORMANCE BY SEGMENT
B1Asia

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q26	4Q25	1Q25
Profitability:
Net income attributed to shareholders	$595	$623	$624
Core earnings(1)	820	785	705
Business performance:
APE sales	2,193	1,608	2,027
New business CSM	802	697	715
NBV	731	606	657
CSM net of NCI	18,228	17,750	15,904
Assets under management ($ billions)(2)	220.7	218.1	200.3
Total invested assets ($ billions)	188.7	185.8	171.7
Segregated funds net assets ($ billions)	32.1	32.2	28.6

U.S. dollars
Profitability:
Net income attributed to shareholders	US$433	US$447	US$435
Core earnings(1)	598	564	492
Business performance:
APE sales	1,599	1,153	1,412
New business CSM	585	500	498
NBV	533	434	457
CSM net of NCI	13,063	12,951	11,051
Assets under management ($ billions)(2)	158.2	159.1	139.2
Total invested assets ($ billions)	135.2	135.6	119.3
Segregated funds net assets ($ billions)	23.0	23.5	19.9
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Asia’s net income attributed to shareholders was $595 million in 1Q26 compared with $624 million in 1Q25. Net income attributed to shareholders is comprised of core earnings, which were $820 million in 1Q26 compared with $705 million in
1Q25, and items excluded from core earnings, which amounted to a net charge of $225 million in 1Q26 compared with a net charge of $81 million in 1Q25. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in Canadian dollars was due to the factors described below. In addition, the change in core earnings reflected a net $38 million unfavourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$433 million in 1Q26 compared with US$435 million in 1Q25. Core earnings were US$598 million in 1Q26 compared with US$492 million in 1Q25, and items excluded from core earnings were a net charge of US$165 million in 1Q26 compared with a net charge of US$57 million in 1Q25.
Core earnings in 1Q26 increased 22% compared with 1Q25, driven by an increase in expected earnings on insurance contracts and higher expected investment earnings, both reflecting business growth, partially offset by less favourable insurance experience. The increase in expected earnings on insurance contracts also reflected the net positive impact of 2025 updates to actuarial methods and assumptions.
APE sales were US$1,599 million in 1Q26, an increase of US$187 million or 11% compared with 1Q25, driven by growth in
Hong Kong, Japan and Singapore, partially offset by lower sales in mainland China. Hong Kong APE sales increased US$95 million or 18%, reflecting higher agency and bancassurance sales in savings products, partially offset by lower sales in the broker channel. Japan APE sales increased US$61 million or 61%, due to higher sales in the broker channel, driven by growth in wealth accumulation and investment-linked products. Singapore APE sales increased US$47 million or 13%, driven by higher sales of savings products in both the bancassurance and agency channels. Mainland China APE sales decreased
US$20 million or 10%, reflecting lower sales in the bancassurance channel, partially offset by higher sales in the agency channel.
1  The Shield MCD test is intended to detect 10 cancers with a single blood draw, and is for export use only outside of the United States.

Manulife Financial Corporation – First Quarter 2026	14
New business CSM of US$585 million in 1Q26 increased US$87 million or 15% compared with 1Q25 driven by higher sales volumes and a more favourable business mix, reflecting growth in Japan, Singapore and Hong Kong, partially offset by a decline in mainland China. Japan new business CSM increased US$65 million or 122%, primarily driven by higher sales volumes. Singapore new business CSM increased US$25 million or 19%, driven by higher sales volumes and product mix.
Hong Kong new business CSM increased US$10 million or 5%, driven by higher sales volumes, partially offset by product mix.
Mainland China new business CSM decreased US$5 million or 9%, primarily driven by lower sales volumes.
NBV of US$533 million in 1Q26 increased US$76 million or 15% compared with 1Q25, driven by higher sales volumes and a more favourable business mix, reflecting growth in Japan, Hong Kong and Singapore. NBV margin was 38.2% in 1Q26 compared with 38.1% in 1Q25. Japan NBV increased US$41 million or 127%, primarily driven by higher sales volumes. Hong
Kong NBV increased US$27 million or 10%, driven by higher sales volumes, partially offset by product mix. Singapore NBV increased US$16 million or 15%, primarily driven by higher sales volumes.
CSM net of NCI was US$13,063 million as at March 31, 2026, an increase of US$112 million compared with December 31,
2025. Organic CSM movement was an increase of US$353 million for the three months ended March 31, 2026, representing an 11% annualized growth in our CSM net of NCI balance, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of US$241 million for the three months ended March 31, 2026, largely due to the impact of equity market performance and interest rate movement.
Assets under management were US$158.2 billion as at March 31, 2026, in line with December 31, 2025. The impact of business growth was offset by higher interest rates and unfavourable equity market performance on invested assets and segregated funds net assets.
Business highlights – In 1Q26, we:
•Established an exclusive partnership with Guardant Health to offer the Shield™ Multi‑Cancer Detection test (“Shield MCD test”)1 to eligible customers in Hong Kong, Singapore, and the Philippines. The collaboration makes us the first insurer in
Asia to offer the Shield MCD test, broadening access to early cancer detection and advancing our commitment to improving customer health outcomes and longevity;
•Continued investing in AI capabilities to enhance distributor productivity across Asia. Building on the roll out of agent and advisor AI tools in a number of our markets in 2025, we launched our distributor AI tool in Vietnam to support faster access to product information, premium calculations and simplified illustrations for customers. In Japan, we also enhanced our AI tool to provide a unified, always-available entry point to information about our independent agents, including their affiliations, branch details, and product license eligibility, enabling us to provide better and faster support to these agents;
•Convened the third Asia Longevity Symposium in Japan, building on earlier events in Singapore and the Philippines, to advance dialogue on financial readiness for longer lives in the context of Japan’s 100-year life expectancy. Post-event research with participants indicated strengthened brand perception for Manulife, and increased intent to take action on financial security, supporting the continued use of education-led engagement to better connect with customers in Japan’s aging society; and
•Received recognition as Asia’s Best Insurance Provider for Wealth Management at the 2026 Euromoney Private Banking
Awards, a leading benchmark in the private banking and wealth management industry. This acknowledgement reflects our strong growth momentum, innovative product suite for high-net-worth (“HNW”) customer segments, value-added service, international capabilities, and trusted relationships with our distribution partners across all HNW channels.
B2Canada

	Quarterly Results
($ millions, unless otherwise stated)	1Q26	4Q25	1Q25
Profitability:
Net income attributed to shareholders	$238	$252	$222
Core earnings(1)	352	413	374
Business performance:
APE sales	416	383	491
CSM	4,432	4,459	4,052
Manulife Bank average net lending assets ($ billions)(2)	30.2	29.5	26.9
Assets under management ($ billions)	151.1	152.7	148.7
Total invested assets ($ billions)	114.3	114.5	111.3
Segregated funds net assets ($ billions)	36.8	38.2	37.4
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Canada’s net income attributed to shareholders was $238 million in 1Q26 compared with $222 million in 1Q25. Net income attributed to shareholders is comprised of core earnings, which were $352 million in 1Q26 compared with $374 million in
1Q25, and items excluded from core earnings, which amounted to a net charge of $114 million in 1Q26 compared with a net charge of $152 million in 1Q25. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of

Manulife Financial Corporation – First Quarter 2026	15
quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings in 1Q26 decreased $22 million or 6% compared with 1Q25, reflecting unfavourable insurance experience in
Group Insurance in 1Q26, compared with favourable experience in 1Q25. The variance in insurance experience was largely driven by higher long-term disability claims, along with higher expenses to support the growing business and transformational investment to elevate customer experience in Group Insurance. This was partially offset by an increase in expected earnings on insurance contracts, reflecting business growth, a lower charge in the ECL provision, and higher expected investment earnings. Core earnings also included the net favourable impact of 2025 updates to actuarial methods and assumptions.
APE sales of $416 million in 1Q26 decreased $75 million, or 15%, compared with 1Q25.
•Individual Insurance APE sales of $157 million increased $27 million or 21%, primarily due to higher participating life insurance sales.
•Group Insurance APE sales of $193 million decreased $92 million or 32%, driven by lower large-case sales.
•Annuities APE sales of $66 million decreased $10 million or 13%, driven by lower segregated fund sales.
CSM was $4,432 million as at March 31, 2026, a decrease of $27 million compared with December 31, 2025. Organic CSM movement was an increase of $24 million for the three months ended March 31, 2026, representing 2% annualized growth in our CSM net of NCI balance, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of $51 million for the three months ended March 31,
2026, primarily related to the impact of unfavourable equity market experience in the quarter.
Manulife Bank average net lending assets were $30.2 billion for the quarter ending March 31, 2026, up $0.7 billion, or 2%, compared with the quarter ending December 31, 2025, primarily due to growth in residential lending.
Assets under management were $151.1 billion as at March 31, 2026, a decrease of $1.6 billion, or 1%, compared with
December 31, 2025, due to lower segregated funds net assets, driven by net outflows and the unfavourable impact from equity markets.
Business highlights – In 1Q26, we:
•Partnered with Osara Health®, a global provider of evidence-based cancer support programs to pilot the Cancer Coach™
program and offer eligible Group Benefits members structured and personalized support for navigating the daily challenges that accompany a cancer diagnosis, treatment, and recovery; and
•Enhanced online claims processing for our Affinity health & dental business through AI-driven document processing for the majority of manually processed claims, which improved processing speed and accelerated payments to customers.
B3U.S.

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q26	4Q25	1Q25
Profitability:
Net income (loss) attributed to shareholders	$138	$81	$(569)
Core earnings(1)	331	319	361
Business performance:
APE sales	212	231	171
CSM	2,927	2,760	2,329
Assets under management ($ billions)	198.7	199.9	200.9
Total invested assets ($ billions)	123.2	122.6	125.8
Segregated funds invested net assets ($ billions)	75.4	77.3	75.1

U.S. dollars
Profitability:
Net income (loss) attributed to shareholders	US$101	US$58	US$(397)
Core earnings(1)	241	229	251
Business performance:
APE sales	155	165	120
CSM	2,097	2,013	1,618
Assets under management ($ billions)	142.4	145.8	139.6
Total invested assets ($ billions)	88.3	89.4	87.4
Segregated funds invested net assets ($ billions)	54.1	56.4	52.2
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.

Manulife Financial Corporation – First Quarter 2026	16
U.S.’s net income attributed to shareholders was $138 million in 1Q26 compared with a net loss attributed to shareholders of $569 million in 1Q25. Net income (loss) attributed to shareholders is comprised of core earnings, which were $331 million in
1Q26 compared with $361 million in 1Q25, and items excluded from core earnings, which amounted to a net charge of $193 million in 1Q26 compared with a net charge of $930 million in 1Q25. See section E3 “Non-GAAP and Other Financial
Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1
“Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in
Canadian dollars was due to the factors described below. In addition, the change in core earnings reflected a $15 million unfavourable impact from the weakening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, the net income attributed to shareholders was US$101 million in 1Q26 compared with a net loss attributed to shareholders of US$397 million in 1Q25. Core earnings were US$241 million in 1Q26 compared with US$251 million in 1Q25 and items excluded from core earnings were a net charge of US$140 million in 1Q26 compared with a net charge of US$648 million in 1Q25.
Core earnings in 1Q26 decreased US$10 million or 4% compared with 1Q25 reflecting lower expected investment earnings and unfavourable lapse experience in 1Q26 compared with favourable experience in 1Q25. These drivers were partially offset by favourable life and long-term care (“LTC”) insurance claims experience in 1Q26 compared with unfavourable experience in
1Q25, and an increase in expected earnings on insurance contracts.
APE sales of US$155 million in 1Q26 increased 29% compared with 1Q25, reflecting increased demand for our accumulation insurance products supported by recent product enhancements.
CSM was US$2,097 million as at March 31, 2026, an increase of US$84 million compared with December 31, 2025. Organic
CSM movement was an increase of US$102 million for the three months ended March 31, 2026, representing 21% annualized growth in our CSM net of NCI balance, driven by the impact of new business, net favourable insurance experience and interest accretion, partially offset by amortization recognized in core earnings. The net favourable insurance experience was mainly due to LTC claims and lapse experience. Inorganic CSM movement was a decrease of US$18 million for the three months ended March 31, 2026 due to the unfavourable impact of equity markets.
Assets under management were US$142.4 billion as at March 31, 2026, a decrease of 2% or US$3.4 billion compared with
December 31, 2025. The decrease was largely due to the net impact from interest rates and equity markets on both segregated funds net assets and total invested assets.
Business highlights – In 1Q26, we:
•Further differentiated our product portfolio through enhancements to our indexed and hybrid indexed universal life offerings, better positioning us to address evolving income-protection and wealth-accumulation needs and supporting our growth strategy;
•Reinforced our industry-leading large-case underwriting capabilities by increasing auto-bind limits through reinsurer support, simplifying underwriting and reducing friction for complex submissions;
•Launched John Hancock Vitality PRO, a distributor-facing engagement platform designed to support the promotion of
John Hancock Vitality and to enhance producer loyalty. Early adoption continues to build, reinforcing engagement in John
Hancock Vitality and our mission to help customers live longer, healthier, better lives;
•Continued to realize benefits from scaling GenAI investments in underwriting through the expansion of our Quick Quote support tool, enabling us to automate nearly half of preliminary assessments, which accelerated average turnaround time from days to minutes and enabled underwriters to focus on more complex cases; and
•Introduced John Hancock Pathways (“Pathways”), a program for our LTC insurance customers that helps them stay active and independent. Pathways extends our unique behavioural insurance approach and is designed to support healthier aging and delay progression to claim.
1  Based on AUM as of February 2026.

Manulife Financial Corporation – First Quarter 2026	17
B4Global Wealth and Asset Management

	Quarterly Results
($ millions, unless otherwise stated)	1Q26	4Q25	1Q25
Profitability:
Net income attributed to shareholders	$403	$452	$443
Core earnings(1)	448	490	454
Core EBITDA(2)	623	668	608
Core EBITDA margin (%)(3)	29.0%	29.2%	28.4%
Business performance:
Sales
Wealth and asset management gross flows	56,032	49,949	50,274
Wealth and asset management net flows	(4,358)	(9,475)	489
Assets under management and administration ($ billions)	1,110.1	1,106.6	1,026.3
Total invested assets ($ billions)	10.9	9.8	10.0
Segregated funds net assets ($ billions)	311.4	313.6	287.6
Global WAM managed AUMA ($ billions)(2)	1,340.7	1,341.0	1,251.4
Average assets under management and administration ($ billions)	1,117.6	1,115.1	1,041.1
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(3)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
Global WAM’s net income attributed to shareholders was $403 million in 1Q26 compared with $443 million in 1Q25. Net income attributed to shareholders is comprised of core earnings, which were $448 million in 1Q26 compared with $454 million in 1Q25, and items excluded from core earnings, which amounted to a net charge of $45 million in 1Q26 compared with a net charge of $11 million in 1Q25. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings decreased $6 million compared with 1Q25. On a CER basis, core earnings increased 2% compared with 1Q25, driven by an increase in net fee income from higher average AUMA, reflecting the favourable impact of markets over the past
12 months, contributions from the Manulife | Comvest business, as well as disciplined expense management. This increase was partially offset by the impact of the eMPF transition in Hong Kong and lower performance fees in Institutional Asset
Management.
Core EBITDA was $623 million in 1Q26, an increase of 6% compared with 1Q25, and core EBITDA margin was 29.0% in
1Q26, an increase of 60 basis points compared with 1Q25, both driven by the same factors as mentioned above. See section
E3 “Non-GAAP and Other Financial Measures” below, for more information on core EBITDA and core EBITDA margin.
Net outflows were $4.4 billion in 1Q26, compared with net inflows of $0.5 billion in 1Q25. By business line, the results were:
•Retirement net outflows were $2.8 billion in 1Q26 compared with net outflows of $2.6 billion in 1Q25, driven by higher member withdrawals reflecting higher account balances from market growth and higher retirement plan redemptions in the
U.S., partially offset by lower retirement plan redemptions in Canada.
•Retail net outflows were $5.8 billion in 1Q26 compared with net inflows of $0.5 billion in 1Q25, primarily driven by higher net outflows in active mutual funds through third-party intermediaries in North America, including a few large model redemptions in the U.S.
•Institutional Asset Management net inflows were $4.2 billion in 1Q26 compared with net inflows of $2.6 billion in 1Q25,
driven by net flows from the Manulife | Comvest business, and higher net sales from money market mandates in mainland
China and from Manulife | CQS products, partially offset by lower net flows in equity mandates and lower deployments in private equity mandates.
Assets under management and administration of $1,110.1 billion as at March 31, 2026 decreased 1% on a CER basis compared with December 31, 2025. The decrease was primarily driven by the unfavourable impact of equity markets and net outflows partially offset by the assets from the acquisition of Schroders Indonesia. As at March 31, 2026, Global WAM also managed $230.6 billion in assets for the Company’s other reporting segments. Including those assets, AUMA managed by
Global WAM were $1,340.7 billion compared with $1,341.0 billion as at December 31, 2025.
Included in Global WAM’s AUMA, segregated funds net assets were $311.4 billion as at March 31, 2026, a decrease of 1%
compared with December 31, 2025 on an actual exchange rate basis, driven by the unfavourable impact of equity markets, partially offset by favorable foreign currency exchange rates.
Business highlights – In 1Q26, we:
•Completed the acquisition of PT Schroder Investment Management Indonesia (“Schroders Indonesia”) with $3.5 billion of
AUM as of March 31, 2026. The acquisition strengthens our position as the largest asset manager in Indonesia1 and enables us to deliver enhanced value to our clients and stakeholders by leveraging the firm’s local expertise and client relationships;
1  Legal & General Investment Management Limited and Legal and General Assurance Society, collectively referred to as “L&G”.

Manulife Financial Corporation – First Quarter 2026	18
•Entered into a strategic partnership with L&G1 to enhance our distribution, investment management, and product development capabilities. The partnership is intended to combine our global asset management expertise and distribution platform with L&G’s strengths as a global asset manager and distribution capabilities, especially across Europe, bringing together complementary capabilities to expand access to differentiated investment solutions across institutional, retirement, and retail channels; and
•Introduced an AI‑powered sales platform in U.S. Retail to better integrate data, enabling more personalized advisor conversations and smarter sales deployment. This platform allows sales teams to prioritize the most promising opportunities, driving an approximately 40% increase in meaningful advisor interactions and supporting higher flows.
B5Corporate and Other

	Quarterly Results
($ millions, unless otherwise stated)	1Q26	4Q25	1Q25
Net income attributed to shareholders	$(227)	$91	$(235)
Core earnings (loss)(1)	(115)	(14)	(127)
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.
Corporate and Other reported a net loss attributed to shareholders of $227 million in 1Q26 compared with a net loss attributed to shareholders of $235 million in 1Q25. Net income (loss) attributed to shareholders is comprised of core earnings, which was a core loss of $115 million in 1Q26 compared with a core loss of $127 million in 1Q25, and the items excluded from core earnings (loss) which amounted to a net charge of $112 million in 1Q26 compared with a net charge of $108 million in 1Q25.
See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income
(loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
The $12 million decrease in core loss was primarily due to non-recurrence of the 1Q25 charge for estimated losses from
California wildfires in our P&C Reinsurance business, partially offset by lower investment income, reflecting the impact of the acquisition of Comvest Credit Partners, and higher expenses from continued strategic investments in transformational efforts, including AI-focused initiatives.

Manulife Financial Corporation – First Quarter 2026	19
CRISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the 2025 MD&A.
C1Variable Annuity and Segregated Fund Guarantees Sensitivities and Risk Exposure
Measures
As described in the MD&A in our 2025 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business are expected to be recognized primarily within the next 20 years.
We seek to mitigate a portion of the risks embedded in our retained (i.e., net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly
Traded Equity Performance Risk Sensitivities and Exposure Measures” below).The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees, gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance

As at	March 31, 2026			December 31, 2025
($ millions)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,117	$2,381	$791	$3,142	$2,534	$708
Guaranteed minimum withdrawal benefit	29,393	29,835	2,940	29,664	31,071	2,643
Guaranteed minimum accumulation benefit	18,788	19,079	34	18,908	19,208	55
Gross living benefits(4)	51,298	51,295	3,765	51,714	52,813	3,406
Gross death benefits(5)	7,912	18,635	620	7,892	19,924	486
Total gross of reinsurance	59,210	69,930	4,385	59,606	72,737	3,892
Living benefits reinsured	20,442	20,999	2,611	20,518	21,932	2,351
Death benefits reinsured	3,048	2,492	259	3,058	2,620	195
Total reinsured	23,490	23,491	2,870	23,576	24,552	2,546
Total, net of reinsurance	$35,720	$46,439	$1,515	$36,030	$48,185	$1,346
(1)Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)The amount at risk net of reinsurance at March 31, 2026 was $1,515 million (December 31, 2025 – $1,346 million) of which: US$276 million (December 31,
2025 – US$244 million) was on our U.S. business, $963 million (December 31, 2025 – $835 million) was on our Canadian business, US$95 million (December
31, 2025 – US$80 million) was on our Japan business and US$25 million (December 31, 2025 – US$49 million) was related to Asia (other than Japan) and our run-off reinsurance business.
(4)Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Manulife Financial Corporation – First Quarter 2026	20
C2Caution Related to Sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.
Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM net of NCI.
C3Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures
As outlined in our 2025 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts
(see page 65 of our 2025 Annual Report).
Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.
The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, CSM net of NCI, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – First Quarter 2026	21
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2026	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(1,830)	$(1,110)	$(500)	$420	$770	$1,080
General fund equity investments(3)	(1,280)	(850)	(420)	420	850	1,260
Total underlying sensitivity before hedging	(3,110)	(1,960)	(920)	840	1,620	2,340
Impact of macro and dynamic hedge assets(4)	690	410	180	(140)	(260)	(350)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,420)	(1,550)	(740)	700	1,360	1,990
Impact of reinsurance	1,110	680	310	(270)	(500)	(710)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,310)	$(870)	$(430)	$430	$860	$1,280

As at December 31, 2025	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(1,790)	$(1,070)	$(490)	$400	$750	$1,050
General fund equity investments(3)	(1,320)	(880)	(440)	440	870	1,310
Total underlying sensitivity before hedging	(3,110)	(1,950)	(930)	840	1,620	2,360
Impact of macro and dynamic hedge assets(4)	650	390	170	(130)	(240)	(330)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,460)	(1,560)	(760)	710	1,380	2,030
Impact of reinsurance	1,110	670	310	(270)	(490)	(700)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,350)	$(890)	$(450)	$440	$890	$1,330
(1)See “Caution Related to Sensitivities” above.
(2)For variable annuity contracts measured under the variable fee approach (“VFA”), the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore, a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.
(3)This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities and investment in seed money investments (in segregated and mutual funds made by Global WAM segment). The impact does not include any potential impact on public equity weightings.
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedging represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g., fund tracking, realized volatility and equity, and interest rate correlations different from expected among other factors).

Manulife Financial Corporation – First Quarter 2026	22
Potential immediate impact on CSM net of NCI, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1)

As at March 31, 2026
($ millions and post-tax, unless otherwise stated)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM (pre-tax)	$(3,000)	$(1,850)	$(860)	$750	$1,400	$1,990
Impact of risk mitigation – hedging (pre-tax)(2),(3)	920	550	240	(190)	(350)	(460)
Impact of risk mitigation – reinsurance (pre-tax)(3)	1,410	860	400	(340)	(630)	(900)
VA net of risk mitigation (pre-tax)	(670)	(440)	(220)	220	420	630
General fund equity (pre-tax)	(1,400)	(910)	(440)	430	880	1,300
CSM net of NCI (pre-tax)	$(2,070)	$(1,350)	$(660)	$650	$1,300	$1,930
Other comprehensive income attributed to shareholders(4)	$(850)	$(570)	$(290)	$270	$540	$800
Total comprehensive income attributed to shareholders	$(2,160)	$(1,440)	$(720)	$700	$1,400	$2,080
MLI’s LICAT ratio (change in percentage points)	(2)	(1)	(1)	1	1	2

As at December 31, 2025
($ millions and post-tax, unless otherwise stated)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM (pre-tax)	$(2,970)	$(1,820)	$(840)	$730	$1,390	$1,980
Impact of risk mitigation – hedging (pre-tax)(2),(3)	870	510	220	(180)	(320)	(430)
Impact of risk mitigation – reinsurance (pre-tax)(3)	1,400	850	390	(330)	(630)	(890)
VA net of risk mitigation (pre-tax)	(700)	(460)	(230)	220	440	660
General fund equity (pre-tax)	(1,410)	(910)	(440)	440	880	1,300
CSM net of NCI (pre-tax)	$(2,110)	$(1,370)	$(670)	$660	$1,320	$1,960
Other comprehensive income attributed to shareholders(4)	$(920)	$(620)	$(300)	$300	$580	$860
Total comprehensive income attributed to shareholders	$(2,270)	$(1,510)	$(750)	$740	$1,470	$2,190
MLI’s LICAT ratio (change in percentage points)	(2)	(1)	(1)	1	1	2
(1)See “Caution Related to Sensitivities” above.
(2)This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
(3)For variable annuity contracts measured under VFA, the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.
(4)The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
C4Interest Rate and Spread Risk Sensitivities and Exposure Measures
As at March 31, 2026, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.
The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads.
The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on
VFA contracts where the CSM has been exhausted.
The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements, which could materially impact net income attributed to shareholders.

Manulife Financial Corporation – First Quarter 2026	23
Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.
The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on
page 100 of our 2025 Annual Report). More information on ALDA can be found below in section C5 “Alternative Long-Duration
Asset Performance Risk Sensitivities and Exposure Measures”.
The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.
Potential impacts on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at March 31, 2026	Interest rates		Corporate spreads		Swap spreads
($ millions and post-tax, unless otherwise stated)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM net of NCI (pre-tax)	$200	$(300)	$(200)	$-	$-	$-
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(300)	300	100	-	(300)	300
Total comprehensive income attributed to shareholders	(200)	200	100	-	(200)	200

As at December 31, 2025	Interest rates		Corporate spreads		Swap spreads
($ millions and post-tax, unless other stated)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM net of NCI (pre-tax)	$200	$(300)	$(200)	$100	$-	$-
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(100)	100	100	-	(300)	300
Total comprehensive income attributed to shareholders	-	-	100	-	(200)	200
(1)See “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at March 31, 2026	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	1	(3)	2	(1)	1

As at December 31, 2025	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	-	(3)	3	-	-
(1)See “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)LICAT impacts reflect the impact of anticipated scenario switches.
(5)Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan).
LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.
1  LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan, and Other Region.
2  See “Caution Regarding Forward-looking Statements”.
3  Energy includes legacy oil & gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, and carbon sequestration.

Manulife Financial Corporation – First Quarter 2026	24
LICAT Scenario Switch
When interest rates exceed a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.
The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s Consolidated
Statements of Financial Position.
With the current level of interest rates in 1Q26, the probability of a scenario switch that could materially impact our LICAT ratio is low.2 Should the future interest rate movements differ from those presented above, a scenario switch, if applicable, may cause the impact to the LICAT ratio to differ from the disclosed values. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.
C5Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure
Measures
The following table shows the potential impact on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate
10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, energy3 and other investments.
The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly Traded
Equity Performance Risk Sensitivities and Exposure Measures” for more details.
Potential immediate impacts on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	March 31, 2026		December 31, 2025
($ millions and post-tax, unless otherwise stated)	-10%	+10%	-10%	+10%
CSM net of NCI (pre-tax)	$(200)	$200	$(200)	$200
Net income attributed to shareholders	(2,200)	2,200	(2,200)	2,200
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,400)	2,400	(2,400)	2,400
(1)See “Caution Related to Sensitivities” above.
Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

As at	March 31, 2026		December 31, 2025
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(1)	-	(1)	-
(1)See “Caution Related to Sensitivities” above.

Manulife Financial Corporation – First Quarter 2026	25
DCRITICAL ACTUARIAL AND ACCOUNTING POLICIES
D1Critical Actuarial and Accounting Policies
Our material accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended
December 31, 2025. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described starting on page 92 of our 2025 Annual Report. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairments, appropriate accounting for derivative financial instruments and hedge accounting, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 100 of our 2025 Annual Report.
D2Sensitivity to Changes in Assumptions
The following table presents information on how reasonably possible changes in assumptions made by the Company for certain economic risk variables impact the CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
The analysis is based on a simultaneous change in assumptions across all businesses and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are specifically made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one factor changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.
Potential impact on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at March 31, 2026	CSM net of NCI (pre tax)	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
($ millions and post-tax, unless otherwise stated)
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-

As at December 31, 2025 ($ millions and post-tax, unless otherwise stated)	CSM net of NCI (pre-tax)	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
(1)Note that the impact of these assumptions is not linear.
(2)Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.
D3Accounting and Reporting Changes
For accounting and reporting changes arising during the quarter, refer to note 2 of our unaudited Interim Consolidated
Financial Statements for the three months ended March 31, 2026.
EOTHER
E1Outstanding Common Shares – Selected Information
As at April 30, 2026, MFC had 1,668,890,514 common shares outstanding.
E2Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three months ended
March 31, 2026.

Manulife Financial Corporation – First Quarter 2026	26
E3Non-GAAP and Other Financial Measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by
National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; core Drivers of Earnings (“DOE”) line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income; CSM; CSM net of NCI and new business
CSM.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share
(“core EPS”); financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio
(“dividend payout ratio”); expense efficiency ratio; core EBITDA margin; growth in the CSM net of NCI from organic CSM movement; effective tax rate on core earnings; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-
GAAP ratios; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM;
basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).
Other specified financial measures include assets under administration (“AUA”); consolidated capital; new business value
(“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA;
average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis;
and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of CSM movement other than the new business CSM.
Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S.
segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as
AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our Consolidated Statements of Income, core earnings and items excluded from core earnings, and line items in our
CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly Financial Information” below for the Canadian to U.S. dollar quarterly rates of exchange.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market-related gains or losses, and certain items such as the net impact of updates to actuarial methods and assumptions that flow directly through income as well as other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.
Core earnings include the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of March 31, 2026.

Manulife Financial Corporation – First Quarter 2026	27
While core earnings are relevant to how we manage our business and offer a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach
(“PAA”).
2.Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).
3.Insurance experience gains or losses that flow directly through net income.
4.Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
5.Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.
6.Net provision for ECL on FVOCI and amortized cost debt instruments.
7.Expected asset returns on surplus investments.
8.All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted
below.
9.All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted
below.
10.Routine legal settlements.
11.All other items not specifically excluded.
12.Tax on the above items.
13.All tax-related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.
Net income items excluded from core earnings:
1.Market experience gains (losses) including the items listed below:
•Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•Realized gains (charges) from the sale of FVOCI debt instruments.
•Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.
•Gains (charges) related to certain changes in foreign exchange rates.
2.Updates to actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income. The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.
3.Amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. Commencing 3Q25, this item is now excluded from core earnings to better represent the underlying earnings capacity of acquired businesses, consistent with our definition of core earnings, and to better align with industry practice. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods.
4.The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts.
5.The fair value changes in long-term investment plan obligations for Global WAM investment management.
6.Goodwill impairment charges.
7.Gains or losses on acquisition and disposition of a business.

Manulife Financial Corporation – First Quarter 2026	28
8.One-time only adjustments, including highly unusual/extraordinary legal settlements and restructuring charges, or other items that are exceptional in nature.
9.Tax on the above items.
10.Net income (loss) attributed to participating shareholders and non-controlling interests.
11.Impact of enacted or substantively enacted income tax rate changes.
Reconciliation of core earnings to net income attributed to shareholders – 1Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$776	$325	$159	$489	$(283)	$1,466
Income tax (expenses) recoveries
Core earnings	(100)	(88)	(78)	(88)	42	(312)
Items excluded from core earnings	(27)	26	57	12	14	82
Income tax (expenses) recoveries	(127)	(62)	(21)	(76)	56	(230)
Net income (post-tax)	649	263	138	413	(227)	1,236
Less: Net income (post-tax) attributed to
Non-controlling interests	33	-	-	10	-	43
Participating policyholders	21	25	-	-	-	46
Net income (loss) attributed to shareholders (post-tax)	595	238	138	403	(227)	1,147
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(225)	(114)	(193)	(22)	(112)	(666)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax-related items and other	-	-	-	(5)	-	(5)
Core earnings (post-tax)	$820	$352	$331	$448	$(115)	$1,836
Income tax on core earnings (see above)	100	88	78	88	(42)	312
Core earnings (pre-tax)	$920	$440	$409	$536	$(157)	$2,148
Core earnings, CER basis and U.S. dollars – 1Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$820	$352	$331	$448	$(115)	$1,836
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$820	$352	$331	$448	$(115)	$1,836
Income tax on core earnings, CER basis(2)	100	88	78	88	(42)	312
Core earnings, CER basis (pre-tax)	$920	$440	$409	$536	$(157)	$2,148
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$598		$241
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$598		$241
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 1Q26.

Manulife Financial Corporation – First Quarter 2026	29
Reconciliation of core earnings to net income attributed to shareholders – 4Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$899	$354	$101	$542	$9	$1,905
Income tax (expenses) recoveries
Core earnings	(101)	(111)	(75)	(93)	52	(328)
Items excluded from core earnings	(102)	25	55	10	30	18
Income tax (expenses) recoveries	(203)	(86)	(20)	(83)	82	(310)
Net income (post-tax)	696	268	81	459	91	1,595
Less: Net income (post-tax) attributed to
Non-controlling interests	26	-	-	7	-	33
Participating policyholders	47	16	-	-	-	63
Net income (loss) attributed to shareholders (post-tax)	623	252	81	452	91	1,499
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(121)	(158)	(238)	(1)	77	(441)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(12)	-	(12)
Reinsurance transactions, tax-related items and other	(41)	-	-	(16)	28	(29)
Core earnings (post-tax)	$785	$413	$319	$490	$(14)	$1,993
Income tax on core earnings (see above)	101	111	75	93	(52)	328
Core earnings (pre-tax)	$886	$524	$394	$583	$(66)	$2,321
Core earnings, CER basis and U.S. dollars – 4Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$785	$413	$319	$490	$(14)	$1,993
CER adjustment(1)	(14)	-	(6)	(6)	(1)	(27)
Core earnings, CER basis (post-tax)	$771	$413	$313	$484	$(15)	$1,966
Income tax on core earnings, CER basis(2)	99	111	74	92	(52)	324
Core earnings, CER basis (pre-tax)	$870	$524	$387	$576	$(67)	$2,290
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$564		$229
CER adjustment US $(1)	(1)		(1)
Core earnings, CER basis (post-tax), US $	$563		$228
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 4Q25.

Manulife Financial Corporation – First Quarter 2026	30
Reconciliation of core earnings to net income attributed to shareholders – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,268	$551	$(109)	$606	$(87)	$2,229
Income tax (expenses) recoveries
Core earnings	(93)	(119)	(79)	(82)	91	(282)
Items excluded from core earnings	(140)	(5)	113	1	3	(28)
Income tax (expenses) recoveries	(233)	(124)	34	(81)	94	(310)
Net income (post-tax)	1,035	427	(75)	525	7	1,919
Less: Net income (post-tax) attributed to
Non-controlling interests	128	-	-	2	-	130
Participating policyholders	12	(22)	-	-	-	(10)
Net income (loss) attributed to shareholders (post-tax)	895	449	(75)	523	7	1,799
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	173	(37)	(172)	18	16	(2)
Changes in actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax-related items and other	2	-	-	(14)	-	(12)
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
Income tax on core earnings (see above)	93	119	79	82	(91)	282
Core earnings (pre-tax)	$852	$547	$411	$607	$(100)	$2,317
Core earnings, CER basis and U.S. dollars – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
CER adjustment(1)	(12)	-	(1)	(3)	-	(16)
Core earnings, CER basis (post-tax)	$747	$428	$331	$522	$(9)	$2,019
Income tax on core earnings, CER basis(2)	92	119	79	82	(90)	282
Core earnings, CER basis (pre-tax)	$839	$547	$410	$604	$(99)	$2,301
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$550		$241
CER adjustment US $(1)	(6)		1
Core earnings, CER basis (post-tax), US $	$544		$242
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 3Q25.

Manulife Financial Corporation – First Quarter 2026	31
Reconciliation of core earnings to net income attributed to shareholders – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,092	$526	$31	$575	$37	$2,261
Income tax (expenses) recoveries
Core earnings	(94)	(110)	(37)	(89)	32	(298)
Items excluded from core earnings	(55)	(5)	42	(4)	(18)	(40)
Income tax (expenses) recoveries	(149)	(115)	5	(93)	14	(338)
Net income (post-tax)	943	411	36	482	51	1,923
Less: Net income (post-tax) attributed to
Non-controlling interests	49	-	-	-	-	49
Participating policyholders	64	21	-	-	-	85
Net income (loss) attributed to shareholders (post-tax)	830	390	36	482	51	1,789
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	161	(27)	(158)	16	121	113
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(51)	(2)	-	3	-	(50)
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
Income tax on core earnings (see above)	94	110	37	89	(32)	298
Core earnings (pre-tax)	$814	$529	$231	$552	$(102)	$2,024
Core earnings, CER basis and U.S. dollars – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
CER adjustment(1)	(16)	-	(1)	(4)	-	(21)
Core earnings, CER basis (post-tax)	$704	$419	$193	$459	$(70)	$1,705
Income tax on core earnings, CER basis(2)	92	110	37	88	(33)	294
Core earnings, CER basis (pre-tax)	$796	$529	$230	$547	$(103)	$1,999
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$520		$141
CER adjustment US $(1)	(7)		(1)
Core earnings, CER basis (post-tax), US $	$513		$140
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 2Q25.

Manulife Financial Corporation – First Quarter 2026	32
Reconciliation of core earnings to net income attributed to shareholders – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$870	$305	$(731)	$528	$(273)	$699
Income tax (expenses) recoveries
Core earnings	(101)	(89)	(84)	(86)	29	(331)
Items excluded from core earnings	(30)	30	246	2	7	255
Income tax (expenses) recoveries	(131)	(59)	162	(84)	36	(76)
Net income (post-tax)	739	246	(569)	444	(237)	623
Less: Net income (post-tax) attributed to
Non-controlling interests	67	-	-	1	(2)	66
Participating policyholders	48	24	-	-	-	72
Net income (loss) attributed to shareholders (post-tax)	624	222	(569)	443	(235)	485
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(77)	(152)	(930)	(11)	(162)	(1,332)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(4)	-	-	-	54	50
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
Income tax on core earnings (see above)	101	89	84	86	(29)	331
Core earnings (pre-tax)	$806	$463	$445	$540	$(156)	$2,098
Core earnings, CER basis and U.S. dollars – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
CER adjustment(1)	(31)	-	(16)	(15)	-	(62)
Core earnings, CER basis (post-tax)	$674	$374	$345	$439	$(127)	$1,705
Income tax on core earnings, CER basis(2)	96	89	80	84	(28)	321
Core earnings, CER basis (pre-tax)	$770	$463	$425	$523	$(155)	$2,026
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$492		$251
CER adjustment US $(1)	-		1
Core earnings, CER basis (post-tax), US $	$492		$252
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 1Q25.

Manulife Financial Corporation – First Quarter 2026	33
Reconciliation of core earnings to net income attributed to shareholders – 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$4,129	$1,736	$(708)	$2,251	$(314)	$7,094
Income tax (expenses) recoveries
Core earnings	(389)	(429)	(275)	(350)	204	(1,239)
Items excluded from core earnings	(327)	45	456	9	22	205
Income tax (expenses) recoveries	(716)	(384)	181	(341)	226	(1,034)
Net income (post-tax)	3,413	1,352	(527)	1,910	(88)	6,060
Less: Net income (post-tax) attributed to
Non-controlling interests	270	-	-	10	(2)	278
Participating policyholders	171	39	-	-	-	210
Net income (loss) attributed to shareholders (post-tax)	2,972	1,313	(527)	1,900	(86)	5,572
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	136	(374)	(1,498)	22	52	(1,662)
Changes in actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax-related items and other	(94)	(2)	-	(27)	82	(41)
Core earnings (post-tax)	$2,969	$1,634	$1,206	$1,932	$(220)	$7,521
Income tax on core earnings (see above)	389	429	275	350	(204)	1,239
Core earnings (pre-tax)	$3,358	$2,063	$1,481	$2,282	$(424)	$8,760
Core earnings, CER basis and U.S. dollars – 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,969	$1,634	$1,206	$1,932	$(220)	$7,521
CER adjustment(1)	(73)	-	(24)	(28)	(1)	(126)
Core earnings, CER basis (post-tax)	$2,896	$1,634	$1,182	$1,904	$(221)	$7,395
Income tax on core earnings, CER basis(2)	379	429	270	346	(203)	1,221
Core earnings, CER basis (pre-tax)	$3,275	$2,063	$1,452	$2,250	$(424)	$8,616
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$2,126		$862
CER adjustment US $(1)	(14)		-
Core earnings, CER basis (post-tax), US $	$2,112		$862
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for the four respective quarters that make up
2025 core earnings.

Manulife Financial Corporation – First Quarter 2026	34
Segment core earnings by business line or geographic source
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Asia

	Quarterly Results					Full Year Results
(US $ millions)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Hong Kong	$324	$318	$298	$259	$256	$1,131
Japan	114	108	103	97	87	395
Asia Other(1)	164	164	157	159	149	629
Mainland China						61
Singapore						238
Other(2)						330
Regional Office	(4)	(26)	(8)	5	-	(29)
Total Asia core earnings	$598	$564	$550	$520	$492	$2,126
(1)Core earnings for Asia Other are reported by market annually, on a full year basis.
(2)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines, and Vietnam.

	Quarterly Results					Full Year Results
(US $ millions), CER basis(1)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Hong Kong	$324	$318	$298	$259	$256	$1,131
Japan	114	106	97	89	85	377
Asia Other(2)	164	165	157	160	151	633
Mainland China						63
Singapore						243
Other(3)						327
Regional Office	(4)	(26)	(8)	5	-	(29)
Total Asia core earnings, CER basis	$598	$563	$544	$513	$492	$2,112
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
(2)Core earnings for Asia Other are reported by market annually, on a full year basis.
(3)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines, and Vietnam.
Canada

	Quarterly Results					Full Year Results
(Canadian $ in millions)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Insurance	$261	$320	$326	$326	$280	$1,252
Annuities	56	57	62	56	58	233
Manulife Bank	35	36	40	37	36	149
Total Canada core earnings	$352	$413	$428	$419	$374	$1,634
U.S.

	Quarterly Results					Full Year Results
(US $ in millions)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
U.S. Insurance	$219	$200	$218	$114	$229	$761
U.S. Annuities	22	29	23	27	22	101
Total U.S. core earnings	$241	$229	$241	$141	$251	$862
Global WAM by business line

	Quarterly Results					Full Year Results
(Canadian $ in millions)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Retirement	$247	$268	$305	$265	$263	$1,101
Retail	137	155	154	145	141	595
Institutional asset management	64	67	66	53	50	236
Total Global WAM core earnings	$448	$490	$525	$463	$454	$1,932

	Quarterly Results					Full Year Results
(Canadian $ in millions), CER basis(1)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Retirement	$247	$266	$304	$263	$254	$1,087
Retail	137	154	152	144	137	587
Institutional asset management	64	64	66	52	48	230
Total Global WAM core earnings, CER basis	$448	$484	$522	$459	$439	$1,904
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.

Manulife Financial Corporation – First Quarter 2026	35
Global WAM by geographic source

	Quarterly Results					Full Year Results
(Canadian $ in millions)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Asia	$87	$116	$149	$126	$138	$529
Canada	112	117	124	109	110	460
U.S.	249	257	252	228	206	943
Total Global WAM core earnings	$448	$490	$525	$463	$454	$1,932

	Quarterly Results					Full Year Results
(Canadian $ in millions), CER basis(1)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Asia	$87	$113	$148	$124	$132	$517
Canada	112	117	124	109	110	460
U.S.	249	254	250	226	197	927
Total Global WAM core earnings, CER basis	$448	$484	$522	$459	$439	$1,904
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Core earnings	$1,836	$1,993	$2,035	$1,726	$1,767	$7,521
Less: Preferred share dividends and other equity distributions(1)	58	103	58	103	57	321
Core earnings available to common shareholders	1,778	1,890	1,977	1,623	1,710	7,200
CER adjustment(2)	-	(27)	(16)	(21)	(62)	(126)
Core earnings available to common shareholders, CER basis	$1,778	$1,863	$1,961	$1,602	$1,648	$7,074
(1)Preferred share dividends and other equity distributions are recorded in the Corporate and Other segment. As a result, core earnings and core earnings available to common shareholders are the same figure for Asia, Canada, U.S. and Global WAM segments. Core earnings for Corporate and Other segment is reduced by preferred shares and other equity distributions to arrive at core earnings available to common shareholders. See above for the reconciliation of core earnings to net income attributed to shareholders for each segment.
(2)The impact of updating foreign exchange rates to that which was used in 1Q26.

Manulife Financial Corporation – First Quarter 2026	36
Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

($ millions, unless otherwise stated)	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Core earnings available to common shareholders	$1,778	$1,890	$1,977	$1,623	$1,710	$7,200
Annualized core earnings available to common shareholders (post-tax)	$7,211	$7,498	$7,844	$6,510	$6,935	$7,200
Average common shareholders’ equity (see below)	$43,717	$43,759	$43,238	$43,448	$44,394	$43,709
Core ROE (annualized) (%)	16.5%	17.1%	18.1%	15.0%	15.6%	16.5%
Average common shareholders’ equity
Total shareholders’ and other equity	$50,632	$50,121	$50,716	$49,080	$51,135	$50,121
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$43,972	$43,461	$44,056	$42,420	$44,475	$43,461
Average common shareholders’ equity	$43,717	$43,759	$43,238	$43,448	$44,394	$43,709
Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.
The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.
Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Per share dividend	$0.49	$0.44	$0.44	$0.44	$0.44	$1.76
Core EPS	$1.06	$1.12	$1.16	$0.95	$0.99	$4.21
Common share core dividend payout ratio	46%	39%	38%	46%	44%	42%
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the first quarter of 2026.
Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented throughout this section.
Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

Manulife Financial Corporation – First Quarter 2026	37
Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:
Net Insurance Service Result represents the core earnings associated with providing insurance service to policyholders within the period including:
•Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the
CSM recognized for service provided, and expected earnings on short-term PAA insurance business.
•Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.
•Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the CSM unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.
•Other represents pre-tax net income on residual items in the insurance result section.
Net Investment Result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However within the Consolidated
Statements of Income, the results associated with these businesses would impact the total investment result. This section includes:
•Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.
•Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.
•Expected earnings on surplus reflects the expected investment return on surplus assets.
•Other represents pre-tax net income on residual items in the investment result section.
Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Other represents net income associated with items outside of the net insurance service result, net investment result, Global
WAM and Manulife Bank. Other includes lines attributed to core earnings such as:
•Non-directly attributable expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses exclude non-directly attributable investment expenses as they are included in the net investment result.
•Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.
Net income attributed to shareholders includes the following items excluded from core earnings:
•Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.
•Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.
•Restructuring charges includes a charge taken to reorganize operations.
•Amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. As noted above, this item is now excluded from core earnings commencing in 3Q25 to better represent the underlying earnings capacity of acquired businesses, consistent with our definition of core earnings, and to better align with industry practice. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods.
•Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantively enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.
All of the above items are discussed in more detail in our definition of items excluded from core earnings.

Manulife Financial Corporation – First Quarter 2026	38
DOE Reconciliation – 1Q26
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$649	$282	$213	$-	$20	$1,164
Less: Insurance service result attributed to:
Items excluded from core earnings	(47)	(3)	23	-	1	(26)
NCI	24	-	-	-	-	24
Participating policyholders	72	24	-	-	-	96
Core net insurance service result	600	261	190	-	19	1,070
Core net insurance service result, CER adjustment(1)	-	-	-	-	-	-
Core net insurance service result, CER basis	$600	$261	$190	$-	$19	$1,070

Total investment result reconciliation
Total investment result per financial statements	$193	$366	$(45)	$(276)	$179	$417
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	349	-	(276)	-	73
Add: Consolidation and other adjustments from Other DOE line	-	-	4	-	(153)	(149)
Less: Net investment result attributed to:
Items excluded from core earnings	(188)	(129)	(284)	-	(38)	(639)
NCI	(1)	-	-	-	-	(1)
Participating policyholders	5	(7)	-	-	-	(2)
Core net investment result	377	153	243	-	64	837
Core net investment result, CER adjustment(1)	-	-	-	-	-	-
Core net investment result, CER basis	$377	$153	$243	$-	$64	$837

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$51	$-	$479	$-	$530
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	3	-	(57)	-	(54)
Core earnings in Manulife Bank and Global WAM	-	48	-	536	-	584
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$48	$-	$536	$-	$584

Other reconciliation
Other revenue per financial statements	$34	$75	$38	$1,986	$(203)	$1,930
General expenses per financial statements	(90)	(156)	(46)	(828)	(131)	(1,251)
Commissions related to non-insurance contracts	(6)	(19)	2	(392)	10	(405)
Interest expenses per financial statements	(4)	(223)	(3)	(1)	(158)	(389)
Total financial statements values included in Other	(66)	(323)	(9)	765	(482)	(115)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(298)	-	755	-	457
Consolidation and other adjustments to net investment result DOE line	-	-	4	-	(153)	(149)
Less: Other attributed to:
Items excluded from core earnings	9	1	11	-	(89)	(68)
NCI	4	-	-	10	-	14
Participating policyholders	(2)	(1)	-	-	-	(3)
Add: Participating policyholders’ earnings transfer to shareholders	20	3	-	-	-	23
Other core earnings	(57)	(22)	(24)	-	(240)	(343)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(57)	$(22)	$(24)	$-	$(240)	$(343)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(127)	$(62)	$(21)	$(76)	$56	$(230)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	1	14	57	12	14	98
NCI	6	-	-	-	-	6
Participating policyholders	(34)	12	-	-	-	(22)
Core income tax (expenses) recoveries	(100)	(88)	(78)	(88)	42	(312)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	-	-	-	-
Core income tax (expenses) recoveries, CER basis	$(100)	$(88)	$(78)	$(88)	$42	$(312)
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2026	39
DOE Reconciliation – 4Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$692	$362	$136	$-	$66	$1,256
Less: Insurance service result attributed to:
Items excluded from core earnings	(4)	(2)	23	-	(2)	15
NCI	20	-	-	-	-	20
Participating policyholders	70	25	-	-	-	95
Core net insurance service result	606	339	113	-	68	1,126
Core net insurance service result, CER adjustment(1)	(11)	-	(2)	-	(1)	(14)
Core net insurance service result, CER basis	$595	$339	$111	$-	$67	$1,112

Total investment result reconciliation
Total investment result per financial statements	$322	$316	$(38)	$(287)	$325	$638
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	341	-	(287)	-	54
Add: Consolidation and other adjustments from Other DOE line	1	(1)	27	-	(181)	(154)
Less: Net investment result attributed to:
Items excluded from core earnings	(63)	(175)	(309)	-	53	(494)
NCI	8	-	-	-	-	8
Participating policyholders	6	(7)	-	-	-	(1)
Core net investment result	372	156	298	-	91	917
Core net investment result, CER adjustment(1)	(6)	-	(5)	-	(1)	(12)
Core net investment result, CER basis	$366	$156	$293	$-	$90	$905

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$50	$-	$536	$-	$586
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(1)	-	(47)	-	(48)
Core earnings in Manulife Bank and Global WAM	-	51	-	583	-	634
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(7)	-	(7)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$51	$-	$576	$-	$627

Other reconciliation
Other revenue per financial statements	$31	$70	$39	$2,119	$(112)	$2,147
General expenses per financial statements	(119)	(159)	(39)	(889)	(121)	(1,327)
Commissions related to non-insurance contracts	(1)	(18)	6	(399)	8	(404)
Interest expenses per financial statements	(26)	(217)	(3)	(1)	(158)	(405)
Total financial statements values included in Other	(115)	(324)	3	830	(383)	11
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(291)	-	823	-	532
Consolidation and other adjustments to net investment result DOE line	1	(1)	27	-	(182)	(155)
Less: Other attributed to:
Items excluded from core earnings	(11)	(8)	(7)	-	24	(2)
NCI	4	-	-	7	-	11
Participating policyholders	(2)	3	-	-	-	1
Add: Participating policyholders’ earnings transfer to shareholders	15	5	-	-	-	20
Other core earnings	(92)	(22)	(17)	-	(225)	(356)
Other core earnings, CER adjustment(1)	1	-	-	-	1	2
Other core earnings, CER basis	$(91)	$(22)	$(17)	$-	$(224)	$(354)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(203)	$(86)	$(20)	$(83)	$82	$(310)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(84)	25	55	10	30	36
NCI	(6)	-	-	-	-	(6)
Participating policyholders	(12)	-	-	-	-	(12)
Core income tax (expenses) recoveries	(101)	(111)	(75)	(93)	52	(328)
Core income tax (expenses) recoveries, CER adjustment(1)	2	-	1	1	-	4
Core income tax (expenses) recoveries, CER basis	$(99)	$(111)	$(74)	$(92)	$52	$(324)
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2026	40
DOE Reconciliation – 3Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$641	$465	$72	$-	$43	$1,221
Less: Insurance service result attributed to:
Items excluded from core earnings	(19)	88	4	-	1	74
NCI	22	-	-	-	-	22
Participating policyholders	60	26	-	-	-	86
Core net insurance service result	578	351	68	-	42	1,039
Core net insurance service result, CER adjustment(1)	(7)	-	-	-	-	(7)
Core net insurance service result, CER basis	$571	$351	$68	$-	$42	$1,032

Total investment result reconciliation
Total investment result per financial statements	$653	$402	$(205)	$(210)	$229	$869
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	353	-	(210)	-	143
Add: Consolidation and other adjustments from Other DOE line	(2)	1	25	-	(173)	(149)
Less: Net investment result attributed to:
Items excluded from core earnings	202	(48)	(548)	(1)	(30)	(425)
NCI	134	-	-	1	-	135
Participating policyholders	(16)	(67)	-	-	-	(83)
Core net investment result	331	165	368	-	86	950
Core net investment result, CER adjustment(1)	(6)	-	(1)	-	-	(7)
Core net investment result, CER basis	$325	$165	$367	$-	$86	$943

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$58	$-	$607	$-	$665
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	-	-	4
Core earnings in Manulife Bank and Global WAM	-	54	-	607	-	661
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(3)	-	(3)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$54	$-	$604	$-	$658

Other reconciliation
Other revenue per financial statements	$73	$72	$63	$2,024	$(87)	$2,145
General expenses per financial statements	(94)	(152)	(43)	(818)	(125)	(1,232)
Commissions related to non-insurance contracts	(1)	(15)	7	(390)	13	(386)
Interest expenses per financial statements	(4)	(221)	(3)	-	(160)	(388)
Total financial statements values included in Other	(26)	(316)	24	816	(359)	139
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(295)	-	816	-	521
Consolidation and other adjustments to net investment result DOE line	(2)	1	25	1	(173)	(148)
Less: Other attributed to:
Items excluded from core earnings	41	6	24	(2)	43	112
NCI	7	1	-	1	(1)	8
Participating policyholders	(2)	(3)	-	-	-	(5)
Add: Participating policyholders’ earnings transfer to shareholders	13	3	-	-	-	16
Other core earnings	(57)	(23)	(25)	-	(228)	(333)
Other core earnings, CER adjustment(1)	-	-	-	-	1	1
Other core earnings, CER basis	$(57)	$(23)	$(25)	$-	$(227)	$(332)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(233)	$(124)	$34	$(81)	$94	$(310)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(88)	(29)	113	1	2	(1)
NCI	(35)	(1)	-	-	1	(35)
Participating policyholders	(17)	25	-	-	-	8
Core income tax (expenses) recoveries	(93)	(119)	(79)	(82)	91	(282)
Core income tax (expenses) recoveries, CER adjustment(1)	1	-	-	-	(1)	-
Core income tax (expenses) recoveries, CER basis	$(92)	$(119)	$(79)	$(82)	$90	$(282)
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2026	41
DOE Reconciliation – 2Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$571	$370	$39	$-	$26	$1,006
Less: Insurance service result attributed to:
Items excluded from core earnings	(43)	-	28	-	-	(15)
NCI	16	-	-	-	-	16
Participating policyholders	65	25	-	-	-	90
Core net insurance service result	533	345	11	-	26	915
Core net insurance service result, CER adjustment(1)	(9)	-	-	-	(1)	(10)
Core net insurance service result, CER basis	$524	$345	$11	$-	$25	$905

Total investment result reconciliation
Total investment result per financial statements	$685	$433	$10	$(208)	$346	$1,266
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	312	-	(208)	-	104
Add: Consolidation and other adjustments from Other DOE line	1	3	28	-	(157)	(125)
Less: Net investment result attributed to:
Items excluded from core earnings	275	(27)	(208)	-	105	145
NCI	51	-	-	-	-	51
Participating policyholders	24	(2)	-	-	-	22
Core net investment result	336	153	246	-	84	819
Core net investment result, CER adjustment(1)	(10)	-	(2)	-	-	(12)
Core net investment result, CER basis	$326	$153	$244	$-	$84	$807

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$53	$-	$575	$-	$628
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	23	-	23
Core earnings in Manulife Bank and Global WAM	-	53	-	552	-	605
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(5)	-	(5)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$53	$-	$547	$-	$600

Other reconciliation
Other revenue per financial statements	$(92)	$85	$33	$1,902	$(77)	$1,851
General expenses per financial statements	(73)	(154)	(47)	(756)	(110)	(1,140)
Commissions related to non-insurance contracts	7	(18)	1	(362)	8	(364)
Interest expenses per financial statements	(6)	(190)	(5)	(1)	(156)	(358)
Total financial statements values included in Other	(164)	(277)	(18)	783	(335)	(11)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(259)	-	783	-	524
Consolidation and other adjustments to net investment result DOE line	1	3	28	-	(157)	(125)
Less: Other attributed to:
Items excluded from core earnings	(97)	3	(20)	-	34	(80)
NCI	1	-	-	-	-	1
Participating policyholders	(5)	1	-	-	-	(4)
Add: Participating policyholders’ earnings transfer to shareholders	9	3	-	-	-	12
Other core earnings	(55)	(22)	(26)	-	(212)	(315)
Other core earnings, CER adjustment(1)	1	-	1	-	-	2
Other core earnings, CER basis	$(54)	$(22)	$(25)	$-	$(212)	$(313)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(149)	$(115)	$5	$(94)	$15	$(338)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(25)	(5)	42	(5)	(17)	(10)
NCI	(19)	-	-	-	-	(19)
Participating policyholders	(11)	-	-	-	-	(11)
Core income tax (expenses) recoveries	(94)	(110)	(37)	(89)	32	(298)
Core income tax (expenses) recoveries, CER adjustment(1)	2	-	-	1	1	4
Core income tax (expenses) recoveries, CER basis	$(92)	$(110)	$(37)	$(88)	$33	$(294)
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2026	42
DOE Reconciliation – 1Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$614	$317	$147	$-	$(35)	$1,043
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	(5)	33	-	-	15
NCI	27	-	-	-	-	27
Participating policyholders	62	14	-	-	-	76
Core net insurance service result	538	308	114	-	(35)	925
Core net insurance service result, CER adjustment(1)	(23)	-	(5)	-	1	(27)
Core net insurance service result, CER basis	$515	$308	$109	$-	$(34)	$898

Total investment result reconciliation
Total investment result per financial statements	$344	$298	$(850)	$(272)	$116	$(364)
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	332	-	(272)	-	60
Add: Consolidation and other adjustments from Other DOE line	-	-	-	-	(171)	(171)
Less: Net investment result attributed to:
Items excluded from core earnings	(50)	(179)	(1,210)	-	(149)	(1,588)
NCI	60	-	-	-	(2)	58
Participating policyholders	8	14	-	-	-	22
Core net investment result	326	131	360	-	96	913
Core net investment result, CER adjustment(1)	(15)	-	(17)	-	-	(32)
Core net investment result, CER basis	$311	$131	$343	$-	$96	$881

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$50	$-	$527	$-	$577
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	(13)	-	(13)
Core earnings in Manulife Bank and Global WAM	-	50	-	540	-	590
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(17)	-	(17)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$50	$-	$523	$-	$573

Other reconciliation
Other revenue per financial statements	$1	$74	$25	$1,975	$(89)	$1,986
General expenses per financial statements	(80)	(152)	(52)	(797)	(121)	(1,202)
Commissions related to non-insurance contracts	(2)	(18)	2	(377)	10	(385)
Interest expenses per financial statements	(7)	(214)	(3)	(1)	(154)	(379)
Total financial statements values included in Other	(88)	(310)	(28)	800	(354)	20
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(282)	-	800	-	518
Consolidation and other adjustments to net investment result DOE line	-	-	-	(1)	(171)	(172)
Less: Other attributed to:
Items excluded from core earnings	(17)	2	1	-	34	20
NCI	1	-	-	1	-	2
Participating policyholders	(3)	(1)	-	-	-	(4)
Add: Participating policyholders’ earnings transfer to shareholders	11	3	-	-	-	14
Other core earnings	(58)	(26)	(29)	-	(217)	(330)
Other core earnings, CER adjustment(1)	2	-	2	-	-	4
Other core earnings, CER basis	$(56)	$(26)	$(27)	$-	$(217)	$(326)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(131)	$(59)	$162	$(83)	$35	$(76)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(1)	30	246	3	6	284
NCI	(21)	-	-	-	-	(21)
Participating policyholders	(8)	-	-	-	-	(8)
Core income tax (expenses) recoveries	(101)	(89)	(84)	(86)	29	(331)
Core income tax (expenses) recoveries, CER adjustment(1)	5	-	4	2	(1)	10
Core income tax (expenses) recoveries, CER basis	$(96)	$(89)	$(80)	$(84)	$28	$(321)
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2026	43
DOE Reconciliation – 2025
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$2,518	$1,514	$394	$-	$100	$4,526
Less: Insurance service result attributed to:
Items excluded from core earnings	(79)	81	88	-	(1)	89
NCI	85	-	-	-	-	85
Participating policyholders	257	90	-	-	-	347
Core net insurance service result	$2,255	$1,343	$306	$-	$101	$4,005
Core net insurance service result, CER adjustment(1)	(50)	-	(7)	-	(1)	(58)
Core net insurance service result, CER basis	$2,205	$1,343	$299	$-	$100	$3,947

Total investment result reconciliation
Total investment result per financial statements	$2,004	$1,449	$(1,083)	$(977)	$1,016	$2,409
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	1,338	-	(977)	-	361
Add: Consolidation and other adjustments from Other DOE line	-	3	80	-	(682)	(599)
Less: Net investment result attributed to:
Items excluded from core earnings	364	(429)	(2,275)	(1)	(21)	(2,362)
NCI	253	-	-	1	(2)	252
Participating policyholders	22	(62)	-	-	-	(40)
Core net investment result	1,365	605	1,272	-	357	3,599
Core net investment result, CER adjustment(1)	(37)	-	(25)	-	(1)	(63)
Core net investment result, CER basis	$1,328	$605	$1,247	$-	$356	$3,536

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$211	$-	$2,245	$-	$2,456
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	3	-	(37)	-	(34)
Core earnings in Manulife Bank and Global WAM	-	208	-	2,282	-	2,490
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(32)	-	(32)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$208	$-	$2,250	$-	$2,458

Other reconciliation
Other revenue per financial statements	$13	$301	$160	$8,020	$(365)	$8,129
General expenses per financial statements	(366)	(617)	(181)	(3,260)	(477)	(4,901)
Commissions related to non-insurance contracts	3	(69)	16	(1,528)	39	(1,539)
Interest expenses per financial statements	(43)	(842)	(14)	(3)	(628)	(1,530)
Total financial statements values included in Other	(393)	(1,227)	(19)	3,229	(1,431)	159
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(1,127)	-	3,222	-	2,095
Consolidation and other adjustments to net investment result DOE line	-	3	80	-	(683)	(600)
Less: Other attributed to:
Items excluded from core earnings	(84)	3	(2)	(2)	135	50
NCI	13	1	-	9	(1)	22
Participating policyholders	(12)	-	-	-	-	(12)
Add: Participating policyholders’ earnings transfer to shareholders	48	14	-	-	-	62
Other core earnings	(262)	(93)	(97)	-	(882)	(1,334)
Other core earnings, CER adjustment(1)	4	-	3	-	2	9
Other core earnings, CER basis	$(258)	$(93)	$(94)	$-	$(880)	$(1,325)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(716)	$(384)	$181	$(341)	$226	$(1,034)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(198)	21	456	9	21	309
NCI	(81)	(1)	-	-	1	(81)
Participating policyholders	(48)	25	-	-	-	(23)
Core income tax (expenses) recoveries	(389)	(429)	(275)	(350)	204	(1,239)
Core income tax (expenses) recoveries, CER adjustment(1)	10	-	5	4	(1)	18
Core income tax (expenses) recoveries, CER basis	$(379)	$(429)	$(270)	$(346)	$203	$(1,221)
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2026	44
General expenses, CER basis
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
General expenses	$1,251	$1,327	$1,232	$1,140	$1,202	$4,901
CER adjustment(1)	-	(12)	(3)	(6)	(27)	(48)
General expenses, CER basis	$1,251	$1,315	$1,229	$1,134	$1,175	$4,853
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
The CSM is a liability that represents future unearned profits on insurance contracts written. It is a component of insurance and reinsurance contract liabilities on the Statement of Financial Position and includes amounts attributed to common shareholders, participating policyholders and NCI.
Our reporting of CSM is net of NCI. Changes, or movement, in the CSM net of NCI are classified as organic and inorganic.
CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.
Changes in CSM net of NCI that are classified as organic include the following impacts:
•Impact of new insurance business (“impact of new business” or “new business CSM”) is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action.
•Expected movement related to finance income or expenses (“interest accretion”) includes interest accreted on the
CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected.
•CSM recognized for service provided (“CSM amortization”) is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and
•Insurance experience gains (losses) and other is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.
Changes in CSM net of NCI that are classified as inorganic include the following impacts:
•Changes in actuarial methods and assumptions that adjust the CSM;
•Effect of movement in exchange rates over the reporting period;
•Impact of markets; and
•Reinsurance transactions, tax-related and other items that reflect the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantively enacted income tax rate changes, material adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.
Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.
Growth in the CSM net of NCI from organic CSM movement measures the percent growth or decline in our CSM balance due to organic change, or movement, in the CSM during the year. It is a measure of the CSM generation capability of our underlying business. It is calculated as the percentage growth / decline in our annualized year-to-date change in organic CSM net of NCI divided by the prior year-end CSM net of NCI balance on a constant exchange rate basis.
New business CSM growth is the percentage change in the new business CSM compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – First Quarter 2026	45
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
CSM	$27,325	$26,568	$26,283	$23,722	$23,713
Less: CSM for NCI	1,736	1,599	1,565	1,406	1,417
CSM, net of NCI	$25,589	$24,969	$24,718	$22,316	$22,296
CER adjustment(1)	-	332	(66)	197	(556)
CSM, net of NCI, CER basis	$25,589	$25,301	$24,652	$22,513	$21,740
CSM by segment
Asia	$18,228	$17,750	$17,580	$15,786	$15,904
Asia NCI	1,736	1,599	1,565	1,406	1,417
Canada	4,432	4,459	4,490	4,133	4,052
U.S.	2,927	2,760	2,649	2,386	2,329
Corporate and Other	2	-	(1)	11	11
CSM	$27,325	$26,568	$26,283	$23,722	$23,713
CSM, CER adjustment(1)
Asia	$-	$282	$(74)	$143	$(486)
Asia NCI	-	46	50	80	23
Canada	-	-	-	-	-
U.S.	-	50	8	54	(70)
Corporate and Other	-	-	-	1	-
Total	$-	$378	$(16)	$278	$(533)
CSM, CER basis
Asia	$18,228	$18,032	$17,506	$15,929	$15,418
Asia NCI	1,736	1,645	1,615	1,486	1,440
Canada	4,432	4,459	4,490	4,133	4,052
U.S.	2,927	2,810	2,657	2,440	2,259
Corporate and Other	2	-	(1)	12	11
Total CSM, CER basis	$27,325	$26,946	$26,267	$24,000	$23,180
Post-tax CSM
CSM	$27,325	$26,568	$26,283	$23,722	$23,713
Marginal tax rate on CSM	(4,510)	(4,403)	(4,347)	(3,940)	(3,929)
Post-tax CSM	$22,815	$22,165	$21,936	$19,782	$19,784
CSM, net of NCI	$25,589	$24,969	$24,718	$22,316	$22,296
Marginal tax rate on CSM net of NCI	(4,334)	(4,236)	(4,181)	(3,789)	(3,772)
Post-tax CSM net of NCI	$21,255	$20,733	$20,537	$18,527	$18,524
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 1Q26.

Manulife Financial Corporation – First Quarter 2026	46
New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
New business CSM
Hong Kong	$316	$244	$287	$286	$316	$1,133
Japan	167	159	76	74	81	390
Mainland China	114	55	112	63	126	356
Singapore	165	159	182	140	138	619
Other(2)	40	80	55	100	54	289
Asia	802	697	712	663	715	2,787
Canada	103	135	109	100	91	435
U.S.	114	188	145	119	101	553
Total new business CSM	$1,019	$1,020	$966	$882	$907	$3,775
New business CSM, CER adjustment(3)
Hong Kong	$-	$(4)	$(1)	$(2)	$(13)	$(20)
Japan	-	(6)	(5)	(6)	(6)	(23)
Mainland China	-	1	3	2	-	6
Singapore	-	(1)	1	1	1	2
Other(2)	-	(1)	(1)	(1)	(2)	(5)
Asia	-	(11)	(3)	(6)	(20)	(40)
Canada	-	-	-	-	-	-
U.S.	-	(4)	(1)	(1)	(4)	(10)
Total new business CSM	$-	$(15)	$(4)	$(7)	$(24)	$(50)
New business CSM, CER basis
Hong Kong	$316	$240	$286	$284	$303	$1,113
Japan	167	153	71	68	75	367
Mainland China	114	56	115	65	126	362
Singapore	165	158	183	141	139	621
Other(2)	40	79	54	99	52	284
Asia	802	686	709	657	695	2,747
Canada	103	135	109	100	91	435
U.S.	114	184	144	118	97	543
Total new business CSM, CER basis	$1,019	$1,005	$962	$875	$883	$3,725
(1)New business CSM is net of NCI.
(2)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines and Vietnam.
(3)The impact of updating foreign exchange rates to that which was used in 1Q26.

Manulife Financial Corporation – First Quarter 2026	47
Net income financial measures on a CER basis
(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Net income (loss) attributed to shareholders:
Asia	$595	$623	$895	$830	$624	$2,972
Canada	238	252	449	390	222	1,313
U.S.	138	81	(75)	36	(569)	(527)
Global WAM	403	452	523	482	443	1,900
Corporate and Other	(227)	91	7	51	(235)	(86)
Total net income (loss) attributed to shareholders	1,147	1,499	1,799	1,789	485	5,572
Preferred share dividends and other equity distributions	(58)	(103)	(58)	(103)	(57)	(321)
Common shareholders’ net income (loss)	$1,089	$1,396	$1,741	$1,686	$428	$5,251
CER adjustment(1)
Asia	$-	$(6)	$9	$(8)	$(40)	$(45)
Canada	-	(1)	2	(1)	2	2
U.S.	-	(1)	(2)	-	24	21
Global WAM	-	(8)	(1)	(5)	(20)	(34)
Corporate and Other	-	(3)	(2)	3	9	7
Total net income (loss) attributed to shareholders	-	(19)	6	(11)	(25)	(49)
Preferred share dividends and other equity distributions	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$(19)	$6	$(11)	$(25)	$(49)
Net income (loss) attributed to shareholders, CER basis
Asia	$595	$617	$904	$822	$584	$2,927
Canada	238	251	451	389	224	1,315
U.S.	138	80	(77)	36	(545)	(506)
Global WAM	403	444	522	477	423	1,866
Corporate and Other	(227)	88	5	54	(226)	(79)
Total net income (loss) attributed to shareholders, CER basis	1,147	1,480	1,805	1,778	460	5,523
Preferred share dividends and other equity distributions, CER basis	(58)	(103)	(58)	(103)	(57)	(321)
Common shareholders’ net income (loss), CER basis	$1,089	$1,377	$1,747	$1,675	$403	$5,202
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$433	$447	$649	$600	$435	$2,131
CER adjustment, US $(1)	-	3	10	(1)	(9)	3
Asia net income (loss) attributed to shareholders, US $, CER basis(1)	$433	$450	$659	$599	$426	$2,134
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,147	$1,499	$1,799	$1,789	$485	$5,572
Tax on net income attributed to shareholders	215	292	283	307	47	929
Net income (loss) attributed to shareholders (pre-tax)	1,362	1,791	2,082	2,096	532	6,501
CER adjustment(1)	-	(17)	(20)	(23)	(18)	(78)
Net income (loss) attributed to shareholders (pre-tax), CER basis	$1,362	$1,774	$2,062	$2,073	$514	$6,423
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.
AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the
General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.
Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

Manulife Financial Corporation – First Quarter 2026	48
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	March 31, 2026						March 31, 2026
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$30,456	$-	$-	$-	$30,456	$-	$-
Derivative reclassification(2)	-	-	-	-	4,317	4,317	-	-
Other	188,673	83,796	123,233	10,900	20,439	427,041	135,208	88,304
Total	188,673	114,252	123,233	10,900	24,756	461,814	135,208	88,304
Segregated funds net assets
Institutional	-	-	-	3,083	-	3,083	-	-
Other(3)	32,053	36,840	75,438	308,289	(35)	452,585	22,972	54,056
Total	32,053	36,840	75,438	311,372	(35)	455,668	22,972	54,056
AUM per financial statements	220,726	151,092	198,671	322,272	24,721	917,482	158,180	142,360
Mutual funds	-	-	-	331,267	-	331,267	-	-
Institutional asset management(4)	-	-	-	186,826	-	186,826	-	-
Other funds	-	-	-	24,427	-	24,427	-	-
Total AUM	220,726	151,092	198,671	864,792	24,721	1,460,002	158,180	142,360
Assets under administration	-	-	-	245,326	-	245,326	-	-
Total AUMA	$220,726	$151,092	$198,671	$1,110,118	$24,721	$1,705,328	$158,180	$142,360
Total AUMA, US $(5)						$1,221,975

Total AUMA	$220,726	$151,092	$198,671	$1,110,118	$24,721	$1,705,328
CER adjustment(6)	-	-	-	-	-	-
Total AUMA, CER basis	$220,726	$151,092	$198,671	$1,110,118	$24,721	$1,705,328

Global WAM Managed AUMA
Global WAM AUMA				$1,110,118
AUM managed by Global WAM for Manulife’s other segments				230,577
Total				$1,340,695
(1)Represents net lending assets.
(2)Corporate and Other amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(3)Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(4)Institutional asset management excludes Institutional segregated funds net assets.
(5)US$ AUMA is calculated as total AUMA in Canadian $ divided by the US$ exchange rate in effect at the end of the quarter.
(6)The impact of updating foreign exchange rates to that which was used in 1Q26.

Manulife Financial Corporation – First Quarter 2026	49
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	December 31, 2025						December 31, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$29,896	$-	$-	$-	$29,896	$-	$-
Derivative reclassification(2)	-	-	-	-	4,737	4,737	-	-
Other	185,848	84,587	122,591	9,787	22,482	425,295	135,597	89,434
Total	185,848	114,483	122,591	9,787	27,219	459,928	135,597	89,434
Segregated funds net assets
Institutional	-	-	-	3,075	-	3,075	-	-
Other(3)	32,245	38,218	77,272	310,491	(47)	458,179	23,527	56,372
Total	32,245	38,218	77,272	313,566	(47)	461,254	23,527	56,372
AUM per financial statements	218,093	152,701	199,863	323,353	27,172	921,182	159,124	145,806
Mutual funds	-	-	-	338,443	-	338,443	-	-
Institutional asset management(4)	-	-	-	176,402	-	176,402	-	-
Other funds	-	-	-	22,371	-	22,371	-	-
Total AUM	218,093	152,701	199,863	860,569	27,172	1,458,398	159,124	145,806
Assets under administration	-	-	-	246,021	-	246,021	-	-
Total AUMA	$218,093	$152,701	$199,863	$1,106,590	$27,172	$1,704,419	$159,124	$145,806
Total AUMA, US $(5)						$1,243,422

Total AUMA	$218,093	$152,701	$199,863	$1,106,590	$27,172	$1,704,419
CER adjustment(6)	3,712	-	3,638	14,595	-	21,945
Total AUMA, CER basis	$221,805	$152,701	$203,501	$1,121,185	$27,172	$1,726,364

Global WAM Managed AUMA
Global WAM AUMA				$1,106,590
AUM managed by Global WAM for Manulife’s other segments				234,370
Total				$1,340,960
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at March 31, 2026 above.

Manulife Financial Corporation – First Quarter 2026	50
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	September 30, 2025						September 30, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$29,112	$-	$-	$-	$29,112	$-	$-
Derivative reclassification(2)	-	-	-	-	3,308	3,308	-	-
Other	184,344	84,860	124,710	10,999	21,634	426,547	132,487	89,629
Total	184,344	113,972	124,710	10,999	24,942	458,967	132,487	89,629
Segregated funds net assets
Institutional	-	-	-	3,106	-	3,106	-	-
Other(3)	31,646	38,654	78,304	311,195	(51)	459,748	22,747	56,277
Total	31,646	38,654	78,304	314,301	(51)	462,854	22,747	56,277
AUM per financial statements	215,990	152,626	203,014	325,300	24,891	921,821	155,234	145,906
Mutual funds	-	-	-	350,545	-	350,545	-	-
Institutional asset management(4)	-	-	-	159,321	-	159,321	-	-
Other funds	-	-	-	21,518	-	21,518	-	-
Total AUM	215,990	152,626	203,014	856,684	24,891	1,453,205	155,234	145,906
Assets under administration	-	-	-	241,359	-	241,359	-	-
Total AUMA	$215,990	$152,626	$203,014	$1,098,043	$24,891	$1,694,564	$155,234	$145,906
Total AUMA, US $(5)						$1,217,884

Total AUMA	$215,990	$152,626	$203,014	$1,098,043	$24,891	$1,694,564
CER adjustment(6)	50	-	632	1,327	-	2,009
Total AUMA, CER basis	$216,040	$152,626	$203,646	$1,099,370	$24,891	$1,696,573

Global WAM Managed AUMA
Global WAM AUMA				$1,098,043
AUM managed by Global WAM for Manulife’s other segments				233,702
Total				$1,331,745
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at March 31, 2026 above.

Manulife Financial Corporation – First Quarter 2026	51
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	June 30, 2025						June 30, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$28,138	$-	$-	$-	$28,138	$-	$-
Derivative reclassification(2)	-	-	-	-	4,531	4,531	-	-
Other	173,265	83,059	119,981	10,352	19,140	405,797	126,978	87,930
Total	173,265	111,197	119,981	10,352	23,671	438,466	126,978	87,930
Segregated funds net assets
Institutional	-	-	-	3,045	-	3,045	-	-
Other(3)	29,239	37,567	74,322	292,416	(31)	433,513	21,433	54,468
Total	29,239	37,567	74,322	295,461	(31)	436,558	21,433	54,468
AUM per financial statements	202,504	148,764	194,303	305,813	23,640	875,024	148,411	142,398
Mutual funds	-	-	-	331,290	-	331,290	-	-
Institutional asset management(4)	-	-	-	156,878	-	156,878	-	-
Other funds	-	-	-	19,697	-	19,697	-	-
Total AUM	202,504	148,764	194,303	813,678	23,640	1,382,889	148,411	142,398
Assets under administration	-	-	-	225,360	-	225,360	-	-
Total AUMA	$202,504	$148,764	$194,303	$1,039,038	$23,640	$1,608,249	$148,411	$142,398
Total AUMA, US $(5)						$1,178,636

Total AUMA	$202,504	$148,764	$194,303	$1,039,038	$23,640	$1,608,249
CER adjustment(6)	3,261	-	4,456	15,871	-	23,588
Total AUMA, CER basis	$205,765	$148,764	$198,759	$1,054,909	$23,640	$1,631,837

Global WAM Managed AUMA
Global WAM AUMA				$1,039,038
AUM managed by Global WAM for Manulife’s other segments				222,676
Total				$1,261,714
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at March 31, 2026 above.

Manulife Financial Corporation – First Quarter 2026	52
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	March 31, 2025						March 31, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$27,135	$-	$-	$-	$27,135	$-	$-
Derivative reclassification(2)	-	-	-	-	4,541	4,541	-	-
Other	171,732	84,180	125,793	9,983	22,373	414,061	119,318	87,401
Total	171,732	111,315	125,793	9,983	26,914	445,737	119,318	87,401
Segregated funds net assets
Institutional	-	-	-	3,199	-	3,199	-	-
Other(3)	28,560	37,373	75,103	284,407	(32)	425,411	19,839	52,182
Total	28,560	37,373	75,103	287,606	(32)	428,610	19,839	52,182
AUM per financial statements	200,292	148,688	200,896	297,589	26,882	874,347	139,157	139,583
Mutual funds	-	-	-	334,612	-	334,612	-	-
Institutional asset management(4)	-	-	-	156,560	-	156,560	-	-
Other funds	-	-	-	19,057	-	19,057	-	-
Total AUM	200,292	148,688	200,896	807,818	26,882	1,384,576	139,157	139,583
Assets under administration	-	-	-	218,501	-	218,501	-	-
Total AUMA	$200,292	$148,688	$200,896	$1,026,319	$26,882	$1,603,077	$139,157	$139,583
Total AUMA, US $(5)						$1,113,827

Total AUMA	$200,292	$148,688	$200,896	$1,026,319	$26,882	$1,603,077
CER adjustment(6)	(4,308)	-	(6,010)	(23,194)	-	(33,512)
Total AUMA, CER basis	$195,984	$148,688	$194,886	$1,003,125	$26,882	$1,569,565

Global WAM Managed AUMA
Global WAM AUMA				$1,026,319
AUM managed by Global WAM for Manulife’s other segments				225,108
Total				$1,251,427
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at March 31, 2026 above.

Manulife Financial Corporation – First Quarter 2026	53
Global WAM AUMA and Managed AUMA by business line and geographic source
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
Global WAM AUMA by business line
Retirement	$569,533	$572,613	$575,220	$536,639	$522,751
Retail	346,105	350,180	356,419	338,616	339,653
Institutional asset management	194,480	183,797	166,404	163,783	163,915
Total	$1,110,118	$1,106,590	$1,098,043	$1,039,038	$1,026,319
Global WAM AUMA by business line, CER basis(1)
Retirement	$569,533	$580,548	$576,424	$546,102	$510,110
Retail	346,105	354,351	356,729	343,106	332,735
Institutional asset management	194,480	186,286	166,217	165,701	160,280
Total	$1,110,118	$1,121,185	$1,099,370	$1,054,909	$1,003,125
Global WAM AUMA by geographic source
Asia	$161,912	$156,030	$153,921	$143,573	$144,660
Canada	272,348	273,978	275,486	266,913	259,446
U.S.	675,858	676,582	668,636	628,552	622,213
Total	$1,110,118	$1,106,590	$1,098,043	$1,039,038	$1,026,319
Global WAM AUMA by geographic source, CER basis(1)
Asia	$161,912	$158,011	$152,876	$144,754	$139,952
Canada	272,348	273,978	275,486	266,913	259,446
U.S.	675,858	689,196	671,008	643,242	603,727
Total	$1,110,118	$1,121,185	$1,099,370	$1,054,909	$1,003,125
Global WAM Managed AUMA by business line
Retirement	$569,533	$572,613	$575,220	$536,639	$522,751
Retail	426,136	432,834	440,149	419,133	419,844
Institutional asset management	345,026	335,513	316,376	305,942	308,832
Total	$1,340,695	$1,340,960	$1,331,745	$1,261,714	$1,251,427
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$569,533	$580,548	$576,424	$546,102	$510,110
Retail	426,136	432,599	434,942	418,961	405,499
Institutional asset management	345,026	340,367	316,581	310,627	301,467
Total	$1,340,695	$1,353,514	$1,327,947	$1,275,690	$1,217,076
Global WAM Managed AUMA by geographic source
Asia	$252,336	$248,228	$242,968	$227,797	$228,948
Canada	323,898	327,177	328,891	317,864	311,252
U.S.	764,461	765,555	759,886	716,053	711,227
Total	$1,340,695	$1,340,960	$1,331,745	$1,261,714	$1,251,427
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$252,336	$251,819	$242,075	$230,630	$221,674
Canada	323,898	327,177	328,891	317,864	311,252
U.S.	764,461	774,518	756,981	727,196	684,150
Total	$1,340,695	$1,353,514	$1,327,947	$1,275,690	$1,217,076
(1)AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 1Q26.
Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – First Quarter 2026	54
Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
($ millions)
Mortgages	$57,813	$57,119	$56,747	$55,479	$55,105
Less: mortgages not held by Manulife Bank	30,223	29,958	30,185	29,847	30,352
Total mortgages held by Manulife Bank	27,590	27,161	26,562	25,632	24,753
Loans to Bank clients	2,866	2,735	2,550	2,506	2,382
Manulife Bank net lending assets	$30,456	$29,896	$29,112	$28,138	$27,135
Manulife Bank average net lending assets
Beginning of period	$29,896	$29,112	$28,138	$27,135	$26,718
End of period	30,456	29,896	29,112	28,138	27,135
Manulife Bank average net lending assets by quarter	$30,176	$29,504	$28,625	$27,637	$26,927
Manulife Bank average net lending assets – full year		$28,307
Financial leverage ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments, divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.
Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
($ millions)
Common shareholders’ equity	$43,972	$43,461	$44,056	$42,420	$44,475
Post-tax CSM, net of NCI	21,255	20,733	20,537	18,527	18,524
Adjusted book value	$65,227	$64,194	$64,593	$60,947	$62,999
Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii)
post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
($ millions)
Total equity	$53,056	$52,488	$52,991	$51,253	$53,164
Less: AOCI gain / (loss) on cash flow hedges	64	87	58	68	89
Total equity excluding AOCI on cash flow hedges	52,992	52,401	52,933	51,185	53,075
Post-tax CSM	22,815	22,165	21,936	19,782	19,784
Qualifying capital instruments	7,018	6,990	7,011	6,985	7,542
Consolidated capital	$82,825	$81,556	$81,880	$77,952	$80,401

Manulife Financial Corporation – First Quarter 2026	55
Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core
EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Global WAM core earnings (post-tax)	$448	$490	$525	$463	$454	$1,932
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	88	93	82	89	86	350
Amortization of deferred acquisition costs and other depreciation	63	61	44	51	46	202
Amortization of deferred sales commissions	24	24	21	20	22	87
Core EBITDA	$623	$668	$672	$623	$608	$2,571
CER adjustment(1)	-	(9)	(2)	(5)	(20)	(36)
Core EBITDA, CER basis	$623	$659	$670	$618	$588	$2,535
Core EBITDA by business line
Retirement	$337	$373	$387	$358	$351	$1,469
Retail	191	210	204	191	190	795
Institutional asset management	95	85	81	74	67	307
Total	$623	$668	$672	$623	$608	$2,571
Core EBITDA by geographic source
Asia	$136	$153	$185	$170	$186	$694
Canada	165	174	180	161	164	679
U.S.	322	341	307	292	258	1,198
Total	$623	$668	$672	$623	$608	$2,571
Core EBITDA by business line, CER basis(2)
Retirement	$337	$367	$388	$355	$339	$1,449
Retail	191	208	202	190	185	785
Institutional asset management	95	84	80	73	64	301
Total, CER basis	$623	$659	$670	$618	$588	$2,535
Core EBITDA by geographic source, CER basis(2)
Asia	$136	$150	$184	$168	$177	$679
Canada	165	174	180	161	164	679
U.S.	322	335	306	289	247	1,177
Total, CER basis	$623	$659	$670	$618	$588	$2,535
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global
WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the
Company overall.

Manulife Financial Corporation – First Quarter 2026	56

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Core EBITDA margin
Core EBITDA	$623	$668	$672	$623	$608	$2,571
Core revenue	$2,146	$2,285	$2,175	$2,069	$2,140	$8,669
Core EBITDA margin	29.0%	29.2%	30.9%	30.1%	28.4%	29.7%
Global WAM core revenue
Other revenue per financial statements	$1,930	$2,147	$2,145	$1,851	$1,986	$8,129
Less: Other revenue in segments other than Global WAM	(56)	28	121	(53)	11	107
Other revenue in Global WAM (fee income)	$1,986	$2,119	$2,024	$1,904	$1,975	$8,022
Investment income per financial statements	$4,536	$5,358	$4,682	$4,740	$4,234	$19,014
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	(1,384)	1,106	3,784	2,377	(992)	6,275
Total investment income	3,152	6,464	8,466	7,117	3,242	25,289
Less: Investment income in segments other than Global WAM	3,015	6,300	8,275	6,924	3,089	24,588
Investment income in Global WAM	$137	$164	$191	$193	$153	$701
Total other revenue and investment income in Global WAM	$2,123	$2,283	$2,215	$2,097	$2,128	$8,723
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(28)	(1)	24	20	(14)	29
Revenue related to integration and acquisitions	5	(1)	16	8	2	25
Global WAM core revenue	$2,146	$2,285	$2,175	$2,069	$2,140	$8,669
Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses excluding such items as legal provisions for settlements, restructuring charges, amortization of acquisition-related intangible assets and expenses related to integration and acquisitions, that have been excluded from core earnings. Consistent with our definition of core earnings, amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements, is now excluded from core expenses commencing in 3Q25. For more information, please see above for details of our definition of core earnings.
Total expenses include the following amounts from our financial statements:
1.General expenses that flow directly through income;
2.Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income; and
3.Directly attributable acquisition expenses for contracts measured using the PAA method and for products without a CSM, both of which are reported in insurance service expenses, and flow directly through income.

	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Core expenses
General expenses – Statements of Income	$1,251	$1,327	$1,232	$1,140	$1,202	$4,901
Directly attributable acquisition expense for contracts measured using the PAA method and products without a CSM(1)	48	48	42	40	42	172
Directly attributable maintenance expense(1)	552	542	524	514	532	2,112
Total expenses	1,851	1,917	1,798	1,694	1,776	7,185
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	16	-	-	-	16
Amortization of acquisition-related intangible assets	23	16	8	-	-	24
Integration and acquisition	-	7	22	-	-	29
Legal provisions and Other expenses	1	5	10	5	-	20
Total	24	44	40	5	-	89
Core expenses	$1,827	$1,873	$1,758	$1,689	$1,776	$7,096
CER adjustment(2)	-	(18)	(5)	(12)	(39)	(74)
Core expenses, CER basis	$1,827	$1,855	$1,753	$1,677	$1,737	$7,022
Total expenses	$1,851	$1,917	$1,798	$1,694	$1,776	$7,185
CER adjustment(2)	-	(18)	(5)	(11)	(40)	(74)
Total expenses, CER basis	$1,851	$1,899	$1,793	$1,683	$1,736	$7,111
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 1Q26.

Manulife Financial Corporation – First Quarter 2026	57
Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.
Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.
Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.
Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Income before income taxes	$1,466	$1,905	$2,229	$2,261	$699	$7,094
Less: Income before income taxes for segments other than Global WAM	977	1,363	1,623	1,686	171	4,843
Global WAM income before income taxes	489	542	606	575	528	2,251
Items unrelated to net fee income	793	834	715	667	739	2,955
Global WAM net fee income	1,282	1,376	1,321	1,242	1,267	5,206
Less: Net fee income from other segments	167	196	176	171	170	713
Global WAM net fee income excluding net fee income from other segments	1,115	1,180	1,145	1,071	1,097	4,493
Net annualized fee income	$4,522	$4,682	$4,543	$4,297	$4,451	$4,492
Average Assets under Management and Administration	$1,117,621	$1,115,108	$1,065,832	$1,005,290	$1,041,116	$1,070,839
Net fee income yield (bps)	40.4	42.0	42.6	42.7	42.7	41.9
New business value (“NBV”) is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada, the International High Net Worth business, and business ceded to an affiliate reinsurer, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions with respect to future experience. NBV excludes businesses with immaterial insurance risks, Global WAM, Manulife Bank and the P&C Reinsurance business. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding NCI. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing
U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.

Manulife Financial Corporation – First Quarter 2026	58
Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries, prior to payment of financing costs, dividends, and other capital deployments. It is a key metric used by management to evaluate our financial flexibility.
E4Caution Regarding Forward-Looking Statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities
Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the Company’s strategic priorities and targets, its medium-term financial and operating targets, planned share buybacks, the probability and impact of LICAT scenario switches, the anticipated benefits of the acquisition of Schroders Indonesia and the partnership between Global WAM and L&G, and the anticipated benefits and value derived from the use of AI, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”,
“estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and
“endeavour” (or the negative of any thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);
changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate;
changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used;
political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;
environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; the anticipated benefits of the Schroders Indonesia acquisition and the partnership between Global WAM and L&G; our ability to execute our digital plans and to deploy future digital use cases and derive value from AI, and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under
“Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and
Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of May 13, 2026 and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – First Quarter 2026	59
E5Quarterly Financial Information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
($ millions, except per share amounts or otherwise stated)
Revenue
Insurance revenue	$7,391	$7,414	$7,422	$6,990	$7,062	$6,834	$6,746	$6,515
Net investment result	2,879	6,008	8,197	6,796	2,946	4,194	5,912	4,512
Other revenue	1,930	2,147	2,145	1,851	1,986	2,003	1,928	1,849
Total revenue	$12,200	$15,569	$17,764	$15,637	$11,994	$13,031	$14,586	$12,876
Income (loss) before income taxes	$1,466	$1,905	$2,229	$2,261	$699	$2,113	$2,341	$1,384
Income tax (expenses) recoveries	(230)	(310)	(310)	(338)	(76)	(406)	(274)	(252)
Net income (loss)	$1,236	$1,595	$1,919	$1,923	$623	$1,707	$2,067	$1,132
Net income (loss) attributed to shareholders	$1,147	$1,499	$1,799	$1,789	$485	$1,638	$1,839	$1,042
Basic earnings (loss) per common share	$0.65	$0.83	$1.03	$0.99	$0.25	$0.88	$1.01	$0.53
Diluted earnings (loss) per common share	$0.65	$0.83	$1.02	$0.98	$0.25	$0.88	$1.00	$0.52
Segregated funds deposits	$14,867	$13,811	$12,860	$12,408	$14,409	$11,927	$11,545	$11,324
Total assets (in billions)	$1,027	$1,025	$1,027	$977	$981	$979	$953	$915
Weighted average common shares (in millions)	1,676	1,683	1,697	1,710	1,723	1,746	1,774	1,793
Diluted weighted average common shares (in millions)	1,680	1,688	1,701	1,715	1,729	1,752	1,780	1,799
Dividends per common share	$0.485	$0.440	$0.440	$0.440	$0.440	$0.400	$0.400	$0.400
CDN$ to US$1 – Statement of Financial Position	1.3956	1.3707	1.3914	1.3645	1.4393	1.4382	1.3510	1.3684
CDN$ to US$1 – Statement of Income	1.3716	1.3939	1.3773	1.3837	1.4349	1.3987	1.3639	1.3682
E6Revenue

	Quarterly Results
($ millions, unaudited)	1Q26	4Q25	1Q25
Insurance revenue	$7,391	$7,414	$7,062
Net investment income	2,879	6,008	2,946
Other revenue	1,930	2,147	1,986
Total revenue	$12,200	$15,569	$11,994
Asia	$2,480	$4,385	$2,590
Canada	3,921	3,919	3,662
U.S.	3,814	4,918	3,725
Global Wealth and Asset Management	1,800	1,935	1,798
Corporate and Other	185	412	219
Total revenue	$12,200	$15,569	$11,994
Total revenue was $12.2 billion in 1Q26 compared with $12.0 billion in 1Q25 due to higher insurance revenue, partially offset by lower net investment income and other revenue.
By segment, the increase in total revenue reflected higher insurance revenue in Asia and Canada, lower net investment income in Asia, partially offset by higher net investment income in Canada, Corporate and Other, and the U.S. and lower other revenue in Corporate and Other, partially offset by higher other revenue in Asia, the U.S and Global WAM.
E7Other
No changes were made in our internal control over financial reporting during the three months ended March 31, 2026, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s
Board of Directors approved this MD&A prior to its release.
Additional information relating to Manulife, including MFC’s Annual Information Form, is available on the Company’s website at
www.manulife.com and on the SEDAR+ website at www.sedarplus.ca.

Manulife Financial Corporation – First Quarter 2026	60
Consolidated Statements of Financial Position

As at	March 31, 2026	December 31, 2025
(Canadian $ in millions, unaudited)
Assets
Cash and short-term securities	$24,988	$26,703
Debt securities	215,171	214,114
Public equities	40,660	40,971
Mortgages	57,813	57,119
Private placements	52,432	51,782
Loans to Bank clients	2,866	2,735
Real estate	12,267	12,682
Other invested assets	55,617	53,822
Total invested assets (note 3)	461,814	459,928
Other assets
Accrued investment income	3,512	3,198
Derivatives (note 4)	9,658	9,628
Insurance contract assets (note 5)	201	194
Reinsurance contract held assets (note 5)	64,819	60,881
Deferred tax assets	5,758	5,741
Goodwill and intangible assets	12,548	12,324
Miscellaneous	12,535	12,285
Total other assets	109,031	104,251
Segregated funds net assets (note 15)	455,668	461,254
Total assets	$1,026,513	$1,025,433
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$419,410	$411,532
Reinsurance contract held liabilities (note 5)	3,423	3,273
Investment contract liabilities (note 6)	14,318	14,137
Deposits from Bank clients	23,831	24,707
Derivatives (note 4)	13,958	14,351
Deferred tax liabilities	1,999	2,018
Other liabilities	27,403	26,998
Long-term debt (note 8)	6,429	7,685
Capital instruments (note 9)	7,018	6,990
Total liabilities, excluding those for account of segregated fund holders	517,789	511,691
Insurance contract liabilities for account of segregated fund holders (note 5)	125,526	129,006
Investment contract liabilities for account of segregated fund holders	330,142	332,248
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	455,668	461,254
Total liabilities	973,457	972,945
Equity
Preferred shares and other equity (note 10)	6,660	6,660
Common shares (note 10)	20,082	20,103
Contributed surplus	189	199
Shareholders and other equity holders’ retained earnings	5,028	5,024
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	37,696	35,184
Reinsurance finance income (expenses)	(7,004)	(6,455)
Fair value through other comprehensive income (“OCI”) investments	(18,550)	(16,513)
Translation of foreign operations	6,507	5,885
Other	24	34
Total shareholders and other equity holders’ equity	50,632	50,121
Participating policyholders’ equity	872	836
Non-controlling interests	1,552	1,531
Total equity	53,056	52,488
Total liabilities and equity	$1,026,513	$1,025,433
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Don Lindsay
Chair of the Board of Directors
Phil Witherington
President and Chief Executive Officer

Manulife Financial Corporation – First Quarter 2026	61
Consolidated Statements of Income

For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2026	2025
Insurance service result
Insurance revenue (note 5)	$7,391	$7,062
Insurance service expenses	(5,888)	(5,708)
Net expenses from reinsurance contracts held	(339)	(311)
Total insurance service result	1,164	1,043
Investment result
Investment income (note 3)
Investment income	4,536	4,234
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	(1,384)	(992)
Investment expenses	(273)	(296)
Net investment income (loss)	2,879	2,946
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	(3,100)	(3,739)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	769	520
Decrease (increase) in investment contract liabilities	(131)	(91)
	417	(364)
Segregated funds investment result (note 15)
Investment income (loss) related to segregated funds net assets	(5,599)	(2,639)
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	5,599	2,639
Net segregated funds investment result	-	-
Total investment result	417	(364)
Other revenue (note 11)	1,930	1,986
General expenses	(1,251)	(1,202)
Commissions related to non-insurance contracts	(405)	(385)
Interest expenses	(389)	(379)
Net income (loss) before income taxes	1,466	699
Income tax (expenses) recoveries	(230)	(76)
Net income (loss)	$1,236	$623
Net income (loss) attributed to:
Non-controlling interests	$43	$66
Participating policyholders	46	72
Shareholders and other equity holders	1,147	485
	$1,236	$623
Net income (loss) attributed to shareholders	$1,147	$485
Preferred share dividends and other equity distributions	(58)	(57)
Common shareholders’ net income (loss)	$1,089	$428
Earnings per share
Basic earnings per common share (note 10)	$0.65	$0.25
Diluted earnings per common share (note 10)	0.65	0.25
Dividends per common share	0.49	0.44
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2026	62
Consolidated Statements of Comprehensive Income

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2026	2025
Net income (loss)	$1,236	$623
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	756	77
Net investment hedges	(134)	(18)
Insurance finance income (expenses)	3,267	(1,229)
Reinsurance finance income (expenses)	(560)	553
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	(3,365)	684
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	559	809
Other	(2)	21
Total items that may be subsequently reclassified to net income	521	897
Items that will not be reclassified to net income	(8)	(33)
Other comprehensive income (loss), net of tax	513	864
Total comprehensive income (loss), net of tax	$1,749	$1,487
Total comprehensive income (loss) attributed to:
Non-controlling interests	$28	$(29)
Participating policyholders	36	70
Shareholders and other equity holders	1,685	1,446
Income Taxes included in Other Comprehensive Income

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2026	2025
Income tax expenses (recoveries) on:
Unrealized foreign exchange gains (losses) on net investment hedges	$(19)	$(5)
Insurance / reinsurance finance income (expenses)	376	(106)
Unrealized gains (losses) on fair value through OCI investments	(376)	35
Reclassification of net realized gains (losses) on fair value through OCI investments	8	193
Other	(1)	1
Total income tax expenses (recoveries)	$(12)	$118
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2026	63
Consolidated Statements of Changes in Equity

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2026	2025
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,660
Issued (note 10)	-	-
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	20,103	20,681
Repurchased (note 10)	(90)	(137)
Issued on exercise of stock options and deferred share units	69	28
Balance, end of period	20,082	20,572
Contributed surplus
Balance, beginning of period	199	204
Exercise of stock options and deferred share units	(10)	(2)
Balance, end of period	189	202
Shareholders and other equity holders’ retained earnings
Balance, beginning of period	5,024	4,764
Net income (loss) attributed to shareholders and other equity holders	1,147	485
Common shares repurchased (note 10)	(281)	(370)
Preferred share dividends and other equity distributions	(58)	(57)
Common share dividends	(804)	(745)
Balance, end of period	5,028	4,077
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	18,135	18,663
Change in unrealized foreign exchange gains (losses) on net foreign operations	622	59
Changes in insurance / reinsurance finance income (expenses)	1,963	(761)
Change in unrealized gains (losses) on fair value through OCI investments	(2,037)	1,675
Other changes in OCI attributed to shareholders and other equity holders	(10)	(12)
Balance, end of period	18,673	19,624
Total shareholders and other equity holders’ equity, end of period	50,632	51,135
Participating policyholders’ equity
Balance, beginning of period	836	567
Net income (loss) attributed to participating policyholders	46	72
Other comprehensive income (losses) attributed to participating policyholders	(10)	(2)
Balance, end of period	872	637
Non-controlling interests
Balance, beginning of period	1,531	1,421
Net income (loss) attributed to non-controlling interests	43	66
Other comprehensive income (losses) attributed to non-controlling interests	(15)	(95)
Contributions (distributions and acquisitions), net	(7)	-
Balance, end of period	1,552	1,392
Total equity, end of period	$53,056	$53,164
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2026	64
Consolidated Statements of Cash Flows

For the three months ended March 31,		(note 2)
(Canadian $ in millions, unaudited)	2026	2025
Operating activities
Net income (loss)	$1,236	$623
Adjustments:
Increase (decrease) in insurance contract net liabilities (note 5)	1,937	5,101
Increase (decrease) in investment contract liabilities	131	91
(Increase) decrease in reinsurance contract assets, excluding reinsurance transaction noted below (note 5)	(417)	(547)
Amortization of (premium) discount on invested assets	(82)	(70)
Contractual service margin (“CSM”) amortization	(736)	(623)
Other amortization	250	195
Net realized and unrealized (gains) losses and impairment of assets	1,929	877
Deferred income tax expenses (recoveries)	(105)	(74)
Loss (gain) on reinsurance transaction (pre-tax) (note 5)	-	(9)
Cash provided by operating activities before undernoted items	4,143	5,564
Changes in policy related and operating receivables and payables	(607)	1,306
Cash provided by (used in) operating activities	3,536	6,870
Investing activities
Purchases of invested assets and derivatives	(35,045)	(35,141)
Disposals and repayments	31,652	28,322
Change in investment broker net receivables and payables	482	301
Net cash increase (decrease) from sale (purchase) of subsidiaries	(77)	-
Cash provided by (used in) investing activities	(2,988)	(6,518)
Financing activities
Change in repurchase agreements	114	(587)
Secured borrowings including securitization transactions	708	151
Change in deposits from Bank clients, net	(882)	889
Lease payments	(26)	(30)
Shareholders’ dividends and other equity distributions	(862)	(802)
Common shares repurchased (note 10)	(371)	(507)
Common shares issued, net (note 10)	69	28
Redemption of long-term debt (note 8)	(1,365)	-
Contributions from (distributions to) non-controlling interests, net	(7)	-
Cash provided by (used in) financing activities	(2,622)	(858)

Cash and short-term securities
Increase (decrease) during the period	(2,074)	(506)
Effect of foreign exchange rate changes on cash and short-term securities	359	79
Balance, beginning of period	26,703	25,789
Balance, end of period	$24,988	$25,362

Supplemental disclosures on cash flow information
Interest received	$3,251	$3,194
Interest paid	351	376
Income taxes paid	270	292
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2026	65
CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1    Nature of Operations and Material Accounting Policy Information
(a)Reporting Entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life
Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the
“Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The
Company operates as Manulife in Canada and Asia, and primarily as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International
Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board
(“IASB”), using accounting policies which are consistent with those used in the Company’s 2025 Annual Consolidated
Financial Statements, except as disclosed in note 2.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated
Financial Statements for the year ended December 31, 2025, included on pages 144 to 271 of the Company’s 2025 Annual
Report, as well as the disclosures on risk in denoted components of the “Risk Management and Risk Factors Update” section of the First Quarter 2026 Management Discussion and Analysis (“MD&A”). Those denoted risk disclosures are an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three months ended March 31, 2026 were authorized for issue by MFC’s Board of Directors on May 13, 2026.
(b)Basis of Preparation
Refer to note 1 of the Company’s 2025 Annual Consolidated Financial Statements for a summary of material estimation processes used in the preparation of these Interim Consolidated Financial Statements under International Financial Reporting
Standards (“IFRS”) and a description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.
Note 2    Accounting and Reporting Changes
(a)Changes in Accounting and Reporting Policy
(I)Annual Improvements to IFRS Accounting Standards – Volume 11
Annual Improvements to IFRS Accounting Standards – Volume 11 was issued in July 2024 to be effective on or after January
1, 2026. The IASB issued eight minor amendments to different standards as part of the Annual Improvements process, to be applied retrospectively except for amendments to IFRS 1 “First-Time Adoption of International Financial Reporting Standards”
for first time adopters and to IFRS 9 “Financial Instruments” (“IFRS 9”) for derecognition of lease liabilities. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(II)Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial
Instruments” (“IFRS 9”) and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”)) were issued in May 2024 to be effective for years beginning on or after January 1, 2026 and to be applied retrospectively with no restatement of comparative periods required.
The amendments clarify guidance on timing of derecognition of financial liabilities on their settlement dates and introduce an accounting policy option to derecognize financial liabilities settled using electronic payment systems before the settlement date if certain conditions are met. As the Company already applies settlement date accounting for financial liabilities, the amendments did not have a significant impact on the Company’s derecognition of financial liabilities, other than the presentation in the Statements of Cash Flows which was revised to reconcile to gross cash and short-term securities as shown on the Statements of Financial Position. Net payments in transit of $1,029 as at March 31, 2025 were reclassified to Changes in policy related and operating receivable and payables, in order to conform to the current period presentation.
The amendments also clarify classification guidance on the assessment of cash flow characteristics of financial assets with terms referencing environmental, social and corporate governance linked features and other contingent features not directly related to changes in basic lending risks, and introduce additional related disclosure requirements for financial instruments with such contingent features. Adoption of these amendments did not have a significant impact on the Company’s Consolidated
Financial Statements.

Manulife Financial Corporation – First Quarter 2026	66
(b)Future Accounting and Reporting Changes
(I)IFRS 18 “Presentation and Disclosure in the Financial Statements”
IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1 “Presentation of Financial
Statements” (“IAS 1”) while carrying forward many elements of IAS 1 unchanged. IFRS 18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:
•Introduction of five defined categories of income and expenses: operating, investing, financing, income taxes and discontinued operations, with defined subtotals and totals for “operating income (loss)”, “income or loss before financing and income taxes” and “income (loss)”,
•disclosure within a note to financial statements of management-defined performance measures (“MPMs”) with a reconciliation between MPMs and IFRS performance measures. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards, which are used in public communications outside financial statements to communicate management’s view of the Company’s financial performance, and
•enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.
The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.
(II)Amendments to IAS 12 “Income Taxes”
Amendments to IAS 12 “Income Taxes” (“IAS 12”) were issued in May 2023. The amendments relate to the Organization for
Economic Co-operation and Development’s International Pillar Two tax reform, which seeks to establish a global minimum income tax rate of 15% and addresses inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for Global Minimum Taxes (“GMT”) vary by jurisdiction based on local legislation.
The amendments require that, effective for years beginning on or after January 1, 2023, disclosure of current tax expense or recovery related to GMT is required along with, to the extent that GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the
Company’s exposure to GMT arising from that legislation.
The Company expects to recover GMT of $17 for the three months ended March 31, 2026, arising from its operations in
Barbados and Hong Kong (2025 – pay $61). The recovery is due to a change in estimate in the allocation of prior year taxes in
Hong Kong between income tax and GMT. The prior year reallocation leaves the overall tax liability unchanged and has no net impact on earnings.
The amendments also provide a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to GMT. The Company has applied the temporary exception from accounting for deferred taxes in respect of GMT.

Manulife Financial Corporation – First Quarter 2026	67
Note 3    Invested Assets and Investment Income
(a)Carrying Values and Fair Values of Invested Assets

As at March 31, 2026	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$2	$17,816	$7,170	$24,988	$24,988
Debt securities(6)
Canadian government and agency	1,033	17,788	-	18,821	18,821
U.S. government and agency	43	26,116	643	26,802	26,528
Other government and agency	51	39,311	306	39,668	39,668
Corporate	2,831	123,656	580	127,067	126,875
Mortgage / asset-backed securities	283	2,530	-	2,813	2,813
Public equities (FVTPL mandatory)	40,660	-	-	40,660	40,660
Mortgages	1,327	28,877	27,609	57,813	58,219
Private placements	932	51,500	-	52,432	52,432
Loans to Bank clients	-	-	2,866	2,866	2,868
Real estate
Own use property(7)	-	-	2,655	2,655	2,785
Investment property	-	-	9,612	9,612	9,612
Other invested assets
Alternative long-duration assets(8)	36,413	366	13,914	50,693	51,838
Various other(9)	139	-	4,785	4,924	4,924
Total invested assets	$83,714	$307,960	$70,140	$461,814	$463,031

As at December 31, 2025	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$-	$20,827	$5,876	$26,703	$26,703
Debt securities(6)
Canadian government and agency	966	17,708	-	18,674	18,674
U.S. government and agency	39	26,595	632	27,266	26,999
Other government and agency	63	37,419	-	37,482	37,482
Corporate	2,742	125,184	504	128,430	128,248
Mortgage / asset-backed securities	270	1,992	-	2,262	2,262
Public equities (FVTPL mandatory)	40,971	-	-	40,971	40,971
Mortgages	1,351	28,589	27,179	57,119	57,600
Private placements	953	50,829	-	51,782	51,782
Loans to Bank clients	-	-	2,735	2,735	2,699
Real estate
Own use property(7)	-	-	2,631	2,631	2,762
Investment property	-	-	10,051	10,051	10,051
Other invested assets
Alternative long-duration assets(8)	35,101	383	13,545	49,029	50,132
Various other(9)	145	-	4,648	4,793	4,793
Total invested assets	$82,601	$309,526	$67,801	$459,928	$461,158
(1)Fair value through profit or loss (“FVTPL”) classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.
(2)Fair value through other comprehensive income (“FVOCI”) classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.
(3)Other includes mortgages and loans to Bank clients held at amortized cost, own use properties held at fair value or cost, investment properties held at fair value, and equity method accounted investments (including leveraged leases). Also includes debt securities, which qualify as having Solely Payments of
Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.
(4)Invested assets above comprise debt securities, mortgages, private placements and approximately $366 (December 31, 2025 – $383) of other invested assets, which qualify as having SPPI qualifying cash flows. Invested assets which do not have SPPI qualifying cash flows as at March 31, 2026 include debt securities, private placements and other invested assets with fair values of $nil, $90 and $558, respectively (December 31, 2025 – $nil, $98 and $552, respectively). The change in the fair value of these non-SPPI invested assets for the three months ended March 31, 2026 was a decrease of $2 (for the year ended December 31,
2025 – a $29 decrease).
(5)Includes short-term securities with remaining maturities of less than one year at acquisition amounting to $10,552 (December 31, 2025 – $11,791), cash equivalents with remaining maturities of less than 90 days at acquisition amounting to $7,346 (December 31, 2025 – $9,135) and cash of $7,090 (December
31, 2025 – $5,777).
(6)Debt securities include securities which were acquired with remaining maturities of less than one year and less than 90 days of $1,207 and $298, respectively
(December 31, 2025 – $1,842 and $236, respectively).
(7)Own use property of $2,487 (December 31, 2025 – $2,466), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16 “Property, Plant and Equipment”. Own use property of $168 (December 31, 2025 –
$165) is carried at cost less accumulated depreciation and any accumulated impairment losses.
(8)Alternative long-duration assets (“ALDA”) include infrastructure of $19,260, investments in private equity of $19,220, timber and agriculture of $6,045, energy of
$1,756 and various other ALDA of $4,412 (December 31, 2025 – $18,629, $18,466, $6,012, $1,658, and $4,264, respectively).
(9)Includes $4,388 (December 31, 2025 – $4,266) of leveraged leases.

Manulife Financial Corporation – First Quarter 2026	68
(b)Fair Value Measurement
The following tables present fair values and the fair value hierarchy levels of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at March 31, 2026	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$17,816	$-	$17,816	$-
FVTPL	2	-	2	-
Other	7,090	7,090	-	-
Debt securities
FVOCI
Canadian government and agency	17,788	-	17,788	-
U.S. government and agency	26,116	-	26,116	-
Other government and agency	39,311	-	39,297	14
Corporate	123,656	-	123,571	85
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	807	-	807	-
Other asset-backed securities	1,722	-	1,722	-
FVTPL
Canadian government and agency	1,033	-	1,033	-
U.S. government and agency	43	-	43	-
Other government and agency	51	-	51	-
Corporate	2,831	-	2,831	-
Commercial mortgage-backed securities	5	-	5	-
Other asset-backed securities	278	-	278	-
Private placements(1)
FVOCI	51,500	-	43,949	7,551
FVTPL	932	-	786	146
Mortgages
FVOCI	28,877	-	-	28,877
FVTPL	1,327	-	-	1,327
Public equities
FVTPL	40,660	40,522	138	-
Real estate(2)
Investment property	9,612	-	-	9,612
Own use property	2,487	-	-	2,487
Other invested assets(3)	40,708	71	-	40,637
Segregated funds net assets(4)	455,668	413,580	39,268	2,820
Total	$870,321	$461,263	$315,502	$93,556
(1)Fair value of private placements is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity spread adjustment constitutes a material price impact, in which case the securities are classified as Level 3.
(2)For real estate properties, the significant unobservable inputs are capitalization rates ranging from 3.25% to 11.00% for the three months ended March 31, 2026
(ranging from 3.20% to 11.00% for the year ended December 31, 2025), terminal capitalization rates ranging from 3.40% to 10.00% for the three months ended
March 31, 2026 (ranging from 3.25% to 10.00% for the year ended December 31, 2025) and discount rates ranging from 5.65% to 13.75% for the three months ended March 31, 2026 (ranging from 3.60% to 13.75% for the year ended December 31, 2025). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.
(3)Other invested assets measured at fair value are held in infrastructure and timber sectors and include fund investments of $34,156 (December 31, 2025 –
$32,804) recorded at net asset value. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates for the three months ended March 31, 2026 ranged from 8.07% to 17.50% (ranged from 7.87% to 20.00% for the year ended December 31, 2025). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates for the three months ended
March 31, 2026 ranged from 3.25% to 6.25% (ranged from 3.25% to 6.25% for the year ended December 31, 2025). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.
(4)Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds underlying assets are predominantly in investment properties and timberland properties valued as described above.

Manulife Financial Corporation – First Quarter 2026	69

As at December 31, 2025	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$20,827	$-	$20,827	$-
FVTPL	-	-	-	-
Other	5,777	5,777	-	-
Debt securities
FVOCI
Canadian government and agency	17,708	-	17,708	-
U.S. government and agency	26,595	-	26,595	-
Other government and agency	37,419	-	37,405	14
Corporate	125,184	-	125,090	94
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	781	-	781	-
Other asset-backed securities	1,210	-	1,210	-
FVTPL
Canadian government and agency	966	-	966	-
U.S. government and agency	39	-	39	-
Other government and agency	63	-	63	-
Corporate	2,742	-	2,742	-
Commercial mortgage-backed securities	5	-	5	-
Other asset-backed securities	265	-	255	10
Private placements(1)
FVOCI	50,829	-	40,502	10,327
FVTPL	953	-	799	154
Mortgages
FVOCI	28,589	-	-	28,589
FVTPL	1,351	-	-	1,351
Public equities
FVTPL	40,971	40,900	71	-
Real estate(2)
Investment property	10,051	-	-	10,051
Own use property	2,466	-	-	2,466
Other invested assets(3)	39,405	70	-	39,335
Segregated funds net assets(4)	461,254	423,407	34,949	2,898
Total	$875,451	$470,154	$310,008	$95,289
Note: For footnotes (1) to (4), refer to the “Fair value measurement” table as at March 31, 2026 above.
The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at March 31, 2026	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$80	$80	$-	$-	$80
Mortgages	27,609	28,015	-	-	28,015
Loans to Bank clients	2,866	2,868	-	2,868	-
Real estate – own use property	168	298	-	-	298
Public bonds held at amortized cost	1,529	1,063	-	1,063	-
Other invested assets(1)	14,909	16,054	566	-	15,488
Total invested assets disclosed at fair value	$47,161	$48,378	$566	$3,931	$43,881

As at December 31, 2025	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$99	$99	$-	$-	$99
Mortgages	27,179	27,660	-	-	27,660
Loans to Bank clients	2,735	2,699	-	2,699	-
Real estate – own use property	165	296	-	-	296
Public bonds held at amortized cost	1,136	687	-	687	-
Other invested assets(1)	14,417	15,520	564	-	14,956
Total invested assets disclosed at fair value	$45,731	$46,961	$564	$3,386	$43,011
(1)The carrying value of other invested assets includes leveraged leases of $4,388 (December 31, 2025 – $4,266), other equity method accounted investments and other invested assets of $10,521 (December 31, 2025 – $10,151). Fair value of leveraged leases is disclosed at their carrying value as fair value is not routinely calculated on these investments. Fair value of equity method accounted investments and other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Manulife Financial Corporation – First Quarter 2026	70
Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three months ended March
31, 2026, the Company had $nil and $nil transfers of assets between Level 1 and Level 2 (March 31, 2025 – $nil and $nil).
For segregated funds net assets, during the three months ended March 31, 2026, the Company had $8 transfers of assets from Level 1 to Level 2 (March 31, 2025 – $nil). During the three months ended March 31, 2026, the Company had $nil transfers of assets from Level 2 to Level 1 (March 31, 2025 – $nil).
Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level
3)
The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable market inputs for these assets, or in the presence of active markets significant unobservable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over unobservable inputs in determining Level 3 fair values.
The gains and losses in the tables below include the changes in fair value due to both observable and unobservable factors.
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2026 and March 31, 2025.

For the three months ended March 31, 2026	Balance, January 1, 2026	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)(4)	Currency movement	Balance, March 31, 2026	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$-	$-	$-	$-	$-	$-	$-	$14	$-
Corporate	94	-	1	-	-	-	-	(11)	1	85	-
FVTPL
Other securitized assets	10	-	-	-	(10)	-	-	-	-	-	-
Private placements
FVOCI	10,327	(41)	(21)	1,154	(509)	(227)	18	(3,263)	113	7,551	-
FVTPL	154	(11)	-	17	-	(15)	-	-	1	146	(10)
Mortgages
FVOCI	28,589	(7)	(364)	911	(409)	(177)	-	-	334	28,877	-
FVTPL	1,351	(16)	-	23	(22)	(10)	-	-	1	1,327	-
Investment property	10,051	(36)	-	12	(530)	-	-	-	115	9,612	(34)
Own use property	2,466	(8)	-	3	-	-	-	-	26	2,487	(8)
Other invested assets	39,335	306	11	1,062	(138)	(470)	-	-	531	40,637	340
Total invested assets	92,391	187	(373)	3,182	(1,618)	(899)	18	(3,274)	1,122	90,736	288
Derivatives, net	4	(22)	-	-	-	(12)	-	-	(2)	(32)	(27)
Segregated funds net assets	2,898	23	(1)	(11)	(108)	(7)	-	-	26	2,820	8
Total	$95,293	$188	$(374)	$3,171	$(1,726)	$(918)	$18	$(3,274)	$1,146	$93,524	$269
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the year, respectively.
(4)The corporate debt securities and private placements transferred from Level 3 to Level 2, totaling $3,274 in the current period, reflect a new pricing methodology that primarily uses market-observable inputs.

Manulife Financial Corporation – First Quarter 2026	71

For the three months ended March 31, 2025	Balance, January 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, March 31, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$5	$-	$-	$-	$-	$-	$(1)	$14	$-
Corporate	44	-	1	-	-	-	-	-	-	45	-
FVTPL
Other securitized assets	-	-	-	10	-	-	-	-	-	10	-
Private placements
FVOCI	8,764	1	(154)	1,242	(214)	(361)	138	(10)	29	9,435	-
FVTPL	136	(10)	-	20	-	(15)	1	-	-	132	(10)
Mortgages
FVOCI	28,792	(19)	353	350	(257)	(187)	-	-	35	29,067	-
FVTPL	1,239	16	-	30	(6)	(11)	-	-	(1)	1,267	-
Investment property	10,589	(40)	-	70	(148)	-	-	-	21	10,492	(58)
Own use property	2,500	(12)	-	1	-	-	-	-	16	2,505	(12)
Other invested assets	38,466	125	17	1,396	(824)	(534)	-	-	108	38,754	(38)
Total invested assets	90,540	61	222	3,119	(1,449)	(1,108)	139	(10)	207	91,721	(118)
Derivatives, net	(3,235)	449	-	-	-	(14)	-	391	(10)	(2,419)	451
Segregated funds net assets	3,334	(36)	(141)	20	(29)	40	-	-	1	3,189	3
Total	$90,639	$474	$81	$3,139	$(1,478)	$(1,082)	$139	$381	$198	$92,491	$336
Note: For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)”
table for the three months ended March 31, 2026 above.
Transfers into Level 3 primarily result where a lack of observable market data (versus the previous period) arises. Transfers out of Level 3 primarily result from observable market data becoming available for derivatives, or for the entire term structure of the private placements.
(c)Investment Income

For the three months ended March 31,	2026	2025
Interest income	$3,596	$3,504
Dividends, rental income and other income	957	907
Impairments (loss) / recovery, net	(38)	(59)
Other	21	(118)
Investment income	4,536	4,234

Debt securities	(872)	(524)
Public equities	(852)	(359)
Mortgages	(22)	3
Private placements	60	(194)
Real estate	(36)	(28)
Other invested assets	369	41
Derivatives	(31)	69
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	(1,384)	(992)
Investment expenses	(273)	(296)
Net investment income (loss)	$2,879	$2,946

Manulife Financial Corporation – First Quarter 2026	72
(d)Remaining Term to Maturity
The following tables present remaining term to maturity for invested assets.

	Remaining term to maturity(1)
As at March 31, 2026	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$24,988	$-	$-	$-	$-	$-	$24,988
Debt securities
Canadian government and agency	1,054	985	747	4,014	12,021	-	18,821
U.S. government and agency	199	752	1,366	2,652	21,833	-	26,802
Other government and agency	672	958	870	3,571	33,597	-	39,668
Corporate	7,787	15,081	16,554	35,883	51,762	-	127,067
Mortgage / asset-backed securities	124	234	356	497	1,602	-	2,813
Public equities	-	-	-	-	-	40,660	40,660
Mortgages	6,732	12,477	10,198	10,243	6,466	11,697	57,813
Private placements	2,309	6,259	5,625	10,839	27,347	53	52,432
Loans to Bank clients	35	12	2	-	6	2,811	2,866
Real estate
Own use property	-	-	-	-	-	2,655	2,655
Investment property	-	-	-	-	-	9,612	9,612
Other invested assets
Alternative long-duration assets	-	18	84	289	511	49,791	50,693
Various other	20	-	-	4,123	244	537	4,924
Total invested assets	$43,920	$36,776	$35,802	$72,111	$155,389	$117,816	$461,814

	Remaining term to maturity(1)
As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$26,703	$-	$-	$-	$-	$-	$26,703
Debt securities
Canadian government and agency	1,349	1,082	779	3,888	11,576	-	18,674
U.S. government and agency	160	798	1,619	2,625	22,064	-	27,266
Other government and agency	349	1,054	804	3,155	32,120	-	37,482
Corporate	8,522	15,619	16,387	36,055	51,847	-	128,430
Mortgage / asset-backed securities	121	212	215	388	1,326	-	2,262
Public equities	-	-	-	-	-	40,971	40,971
Mortgages	6,572	12,099	9,922	6,825	10,288	11,413	57,119
Private placements	2,030	6,001	5,197	10,796	27,718	40	51,782
Loans to Bank clients	46	9	4	-	-	2,676	2,735
Real estate
Own use property	-	-	-	-	-	2,631	2,631
Investment property	-	-	-	-	-	10,051	10,051
Other invested assets
Alternative long-duration assets	-	18	104	287	504	48,116	49,029
Various other	20	-	-	3,725	521	527	4,793
Total invested assets	$45,872	$36,892	$35,031	$67,744	$157,964	$116,425	$459,928
(1)Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Manulife Financial Corporation – First Quarter 2026	73
Note 4    Derivative and Hedging Instruments
The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. The Company’s policies and procedures for derivative and hedging instruments can be found in notes 1 and 4 of the Company’s 2025 Annual Consolidated Financial
Statements.
(a)Fair Value of Derivatives
The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		March 31, 2026			December 31, 2025
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$196,423	$2,772	$3,809	$196,158	$2,793	$3,826
	Foreign currency swaps	17,137	112	2,330	16,383	71	2,385
	Forward contracts	25,340	15	2,400	25,324	30	2,730
	Interest rate futures	19,248	-	-	-	-	-
Cash flow hedges	Interest rate swaps	11,143	58	93	10,946	31	63
	Foreign currency swaps	650	-	201	650	-	190
	Equity contracts	386	12	-	298	-	-
Net investment hedges	Forward contracts	576	16	-	587	3	6
Total derivatives in qualifying hedge accounting relationships		270,903	2,985	8,833	250,346	2,928	9,200
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	114,843	2,372	3,086	112,633	2,403	3,050
	Interest rate futures	3,388	-	-	21,483	-	-
	Interest rate options	4,922	9	-	4,876	8	-
	Foreign currency swaps	38,007	2,609	479	36,417	2,434	558
	Currency rate futures	2,238	-	-	2,242	-	-
	Forward contracts	55,919	912	1,466	55,555	848	1,511
	Equity contracts	21,230	770	90	23,995	1,006	28
	Credit default swaps	110	1	-	109	1	-
	Equity futures	6,239	-	-	5,354	-	-
Total derivatives not designated in qualifying hedge accounting relationships		246,896	6,673	5,121	262,664	6,700	5,147
Total derivatives		$517,799	$9,658	$13,954	$513,010	$9,628	$14,347
The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7 (f)).

As at March 31, 2026	Remaining term to maturity				Total
	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$813	$818	$805	$7,222	$9,658
Derivative liabilities	1,909	1,861	803	9,381	13,954

	Remaining term to maturity				Total
As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$970	$842	$809	$7,007	$9,628
Derivative liabilities	2,270	1,746	875	9,456	14,347

Manulife Financial Corporation – First Quarter 2026	74
Fair value and the fair value hierarchy of derivative instruments

As at March 31, 2026	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,293	$-	$5,265	$28
Foreign exchange contracts	3,582	-	3,582	-
Equity contracts	782	-	760	22
Credit default swaps	1	-	1	-
Total derivative assets	$9,658	$-	$9,608	$50
Derivative liabilities
Interest rate contracts	$10,045	$-	$9,981	$64
Foreign exchange contracts	3,819	-	3,815	4
Equity contracts	90	-	76	14
Total derivative liabilities	$13,954	$-	$13,872	$82

As at December 31, 2025	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,403	$-	$5,380	$23
Foreign exchange contracts	3,218	-	3,218	-
Equity contracts	1,006	-	956	50
Credit default swaps	1	-	1	-
Total derivative assets	$9,628	$-	$9,555	$73
Derivative liabilities
Interest rate contracts	$10,367	$-	$10,307	$60
Foreign exchange contracts	3,952	-	3,949	3
Equity contracts	28	-	22	6
Total derivative liabilities	$14,347	$-	$14,278	$69
Movement in net derivatives measured at fair value using significant unobservable inputs (Level 3) is presented in note 3 (b).
(b)Embedded Derivatives
Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at
FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.
Certain reinsurance contracts with guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial components contained in the reinsurance contracts do not contain significant insurance risk. Claims expenses and claims paid on the reinsurance assumed offset claims recovered under reinsured contracts. Reinsured contracts with guaranteed minimum income benefits had a fair value of $224 (December 31, 2025 –
$221).
The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance and investment contract. As at March 31, 2026, these embedded derivative liabilities had a fair value of
$232 (December 31, 2025 – $277).
Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Manulife Financial Corporation – First Quarter 2026	75
Note 5    Insurance and Reinsurance Contract Assets and Liabilities
(a)Movements in Carrying Amounts of Insurance and Reinsurance Contracts
The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for the Company. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.
Insurance contracts – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment, CSM and assets for insurance acquisition cash flows for the three months ended March 31, 2026 and for the year ended December 31, 2025, and insurance finance (income) expenses for the three months ended March 31, 2026.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(474)	$92	$187	$1	$(194)
Opening GMM and VFA insurance contract liabilities	345,183	22,935	29,875	(61)	397,932
Opening Premium Allocation Approach (“PAA”) insurance contract net liabilities	13,446	792	-	(638)	13,600
Opening insurance contract liabilities for account of segregated fund holders	129,006	-	-	-	129,006
Net opening balance, January 1, 2026	487,161	23,819	30,062	(698)	540,344
Changes that relate to current services	(401)	(358)	(842)	-	(1,601)
Changes that relate to future services	(1,110)	312	1,071	-	273
Changes that relate to past services	(23)	(4)	-	-	(27)
Insurance service result	(1,534)	(50)	229	-	(1,355)
Insurance finance (income) expenses	(1,422)	(97)	120	-	(1,399)
Effects of movements in foreign exchange rates	5,581	415	473	-	6,469
Total changes in income and OCI	2,625	268	822	-	3,715
Total cash flows	3,850	-	-	-	3,850
Movements related to insurance acquisition cash flows	(1)	-	-	-	(1)
Change in PAA balance	242	11	-	54	307
Movements related to insurance contract liabilities for account of segregated fund holders	(3,480)	-	-	-	(3,480)
Net closing balance	490,397	24,098	30,884	(644)	544,735
Closing GMM and VFA insurance contract assets	(477)	93	183	-	(201)
Closing GMM and VFA insurance contract liabilities	351,660	23,202	30,701	(60)	405,503
Closing PAA insurance contract net liabilities	13,688	803	-	(584)	13,907
Closing insurance contract liabilities for account of segregated fund holders	125,526	-	-	-	125,526
Net closing balance, March 31, 2026	$490,397	$24,098	$30,884	$(644)	$544,735

Insurance finance (income) expenses (“IFIE”)	For the three months ended March 31, 2026
Insurance finance (income) expenses for products not under PAA, per disclosure above(1)	$(1,399)
Insurance finance (income) expenses for products under PAA	58
Reclassification of derivative OCI to IFIE – cash flow hedges	37
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	(300)
Total insurance finance (income) expenses from insurance contracts issued	(1,604)
Effect of movements in foreign exchange rates	765
Total insurance finance (income) expenses from insurance contracts issued and effect of movement in foreign exchange rates	$(839)
Portion recognized in (income) expenses, including effects of foreign exchange rates	3,100
Portion recognized in OCI, including effects of foreign exchange rates	(3,939)
(1)The insurance finance (income) expenses reflect effect of time value of money and financial risk, which includes but is not limited to interest accreted using locked-in rate, changes in interest rates and other financial assumptions, changes in fair value of underlying items of direct participation contracts and effects of risk mitigation option.

Manulife Financial Corporation – First Quarter 2026	76

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(490)	$144	$248	$-	$(98)
Opening GMM and VFA insurance contract liabilities	334,706	22,160	26,517	(61)	383,322
Opening PAA insurance contract net liabilities	13,201	691	-	(817)	13,075
Opening insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	126,545
Net opening balance, January 1, 2025	473,962	22,995	26,765	(878)	522,844
Changes that relate to current services	(551)	(1,418)	(3,130)	-	(5,099)
Changes that relate to future services	(8,405)	1,972	6,846	-	413
Changes that relate to past services	81	(15)	-	-	66
Insurance service result	(8,875)	539	3,716	-	(4,620)
Insurance finance (income) expenses	21,158	1,238	434	-	22,830
Effects of movements in foreign exchange rates	(12,220)	(1,054)	(853)	-	(14,127)
Total changes in income and OCI	63	723	3,297	-	4,083
Total cash flows	10,436	-	-	-	10,436
Movements related to insurance acquisition cash flows	(6)	-	-	1	(5)
Change in PAA balance	245	101	-	179	525
Movements related to insurance contract liabilities for account of segregated fund holders	2,461	-	-	-	2,461
Net closing balance	487,161	23,819	30,062	(698)	540,344
Closing GMM and VFA insurance contract assets	(474)	92	187	1	(194)
Closing GMM and VFA insurance contract liabilities	345,183	22,935	29,875	(61)	397,932
Closing PAA insurance contract net liabilities	13,446	792	-	(638)	13,600
Closing insurance contract liabilities for account of segregated fund holders	129,006	-	-	-	129,006
Net closing balance, December 31, 2025	$487,161	$23,819	$30,062	$(698)	$540,344
Reinsurance contracts held – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the three months ended March 31, 2026 and for the year ended December 31, 2025.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Opening reinsurance contract held assets	$51,618	$5,902	$3,086	$60,606
Opening reinsurance contract held liabilities	(3,995)	347	408	(3,240)
Opening PAA reinsurance contract net assets	228	14	-	242
Net opening balance, January 1, 2026	47,851	6,263	3,494	57,608
Changes that relate to current services	(219)	(125)	(106)	(450)
Changes that relate to future services	(28)	70	71	113
Changes that relate to past services	4	-	-	4
Insurance service result	(243)	(55)	(35)	(333)
Insurance finance (income) expenses from reinsurance contracts	(196)	(33)	32	(197)
Effects of changes in non-performance risk of reinsurers	1	-	-	1
Effects of movements in foreign exchange rates	983	110	67	1,160
Total changes in income and OCI	545	22	64	631
Total cash flows	3,161	-	-	3,161
Change in PAA balance	(4)	-	-	(4)
Net closing balance	51,553	6,285	3,558	61,396
Closing reinsurance contract held assets	55,665	5,844	3,034	64,543
Closing reinsurance contract held liabilities	(4,336)	427	524	(3,385)
Closing PAA reinsurance contract net assets	224	14	-	238
Net closing balance, March 31, 2026	$51,553	$6,285	$3,558	$61,396

Manulife Financial Corporation – First Quarter 2026	77

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$50,275	$5,442	$3,008	$58,725
Opening reinsurance contract held liabilities	(3,308)	333	333	(2,642)
Opening PAA reinsurance contract net assets	249	14	-	263
Net opening balance, January 1, 2025	47,216	5,789	3,341	56,346
Changes that relate to current services	(497)	(515)	(424)	(1,436)
Changes that relate to future services	(1,167)	799	554	186
Changes that relate to past services	31	-	-	31
Insurance service result	(1,633)	284	130	(1,219)
Insurance finance (income) expenses from reinsurance contracts	2,176	447	128	2,751
Effects of changes in non-performance risk of reinsurers	11	-	-	11
Effects of movements in foreign exchange rates	(2,630)	(257)	(105)	(2,992)
Total changes in income and OCI	(2,076)	474	153	(1,449)
Total cash flows	2,732	-	-	2,732
Change in PAA balance	(21)	-	-	(21)
Net closing balance	47,851	6,263	3,494	57,608
Closing reinsurance contract held assets	51,618	5,902	3,086	60,606
Closing reinsurance contract held liabilities	(3,995)	347	408	(3,240)
Closing PAA reinsurance contract net assets	228	14	-	242
Net closing balance, December 31, 2025	$47,851	$6,263	$3,494	$57,608
(b)Effect of New Business Recognized in the Period
The following table presents components of new business for insurance contracts issued for the periods presented.

	For the three months ended March 31, 2026		For the year ended December 31, 2025
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$11,630	$626	$44,670	$1,209
Insurance acquisition cash flows	1,946	125	8,049	258
Claims and other insurance service expenses payable	9,684	501	36,621	951
Estimates of present value of cash inflows	(13,077)	(631)	(50,005)	(1,196)
Risk adjustment for non-financial risk	258	18	1,034	68
Contractual service margin	1,189	-	4,301	-
Amount included in insurance contract liabilities for the period	$-	$13	$-	$81
The following table presents components of new business for reinsurance contracts held portfolios for the periods presented.

	For the three months ended March 31, 2026	For the year ended December 31, 2025
New business reinsurance contracts
Estimates of present value of cash outflows	$(4,937)	$(9,402)
Estimates of present value of cash inflows	4,864	8,322
Risk adjustment for non-financial risk	70	825
Contractual service margin	8	303
Amount included in reinsurance assets for the period	$5	$48
(c)Insurance Revenue
The following table shows the components of insurance revenue in the Consolidated Statements of Income. Insurance revenue excludes investment components and loss component. It also does not reflect any financial changes such as effect of time value of money, which are recognized in insurance finance income and expenses.

For the three months ended March 31,	2026	2025
Expected incurred claims and other insurance service result	$3,928	$3,780
Change in risk adjustment for non-financial risk expired	355	362
CSM recognized for services provided	842	734
Recovery of insurance acquisition cash flows	558	423
Contracts under PAA	1,708	1,763
Total insurance revenue	$7,391	$7,062

Manulife Financial Corporation – First Quarter 2026	78
(d)Significant Judgements and Estimates
Discount rates
The following tables present the spot rates used for discounting liability cash flows.

					March 31, 2026
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.19%	4.03%	5.04%	5.48%	6.16%	4.40%
		Somewhat liquid(1)	30	70	3.17%	3.99%	4.96%	5.50%	6.04%	4.40%
U.S.	USD	Illiquid	30	70	4.01%	4.68%	5.87%	6.66%	6.48%	5.15%
		Somewhat liquid(1)	30	70	4.09%	4.70%	5.76%	6.64%	6.46%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	1.42%	2.26%	2.99%	4.02%	4.76%	1.60%
Hong Kong	HKD	Illiquid	15	55	2.29%	3.22%	4.45%	4.27%	3.97%	3.70%

					December 31, 2025
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	2.89%	3.85%	4.94%	5.36%	6.10%	4.40%
		Somewhat liquid(1)	30	70	2.87%	3.82%	4.85%	5.39%	6.05%	4.40%
U.S.	USD	Illiquid	30	70	3.74%	4.37%	5.65%	6.47%	6.41%	5.15%
		Somewhat liquid(1)	30	70	3.85%	4.42%	5.55%	6.47%	6.40%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	1.18%	1.93%	2.60%	3.59%	4.38%	1.60%
Hong Kong	HKD	Illiquid	15	55	2.39%	3.48%	4.57%	4.38%	4.02%	3.70%
(1)Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.
(e)Reinsurance Transactions
Agreement with Reinsurance Group of America
On November 20, 2024, the Company announced it entered into an agreement with Reinsurance Group of America,
Incorporated (“RGA”) to reinsure policies from the U.S. LTC and U.S. structured settlement legacy blocks. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as a 75% quota share for both the LTC and structured settlements blocks.
The transaction closed on January 2, 2025, with an effective date of January 1, 2025, with the Company transferring invested assets of $5.4 billion and reinsuring insurance contract liabilities of $5.2 billion. The Company recognized a reinsurance contractual service margin of $201.

Manulife Financial Corporation – First Quarter 2026	79
Note 6    Investment Contract Assets and Liabilities
(a)Carrying Value and Fair Value of Investment Contract Assets and Liabilities
Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk.
Those contracts are subsequently measured either at fair value or at amortized cost.
The following table presents the gross carrying and fair values of investment contract liabilities, the carrying and fair values of reinsurance financial assets and the net carrying value and fair values of investment contract liabilities for the periods presented.

As at	March 31, 2026			December 31, 2025
	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net
Investment contract liabilities, measured at fair value
Fair value	$893	$611	$282	$908	$620	$288
Investment contract liabilities, measured at amortized cost
Carrying value	13,425	928	12,497	13,229	934	12,295
Fair value	13,648	870	12,778	13,551	889	12,662
(b)Fair Value Measurement
The fair value of investment contract assets and liabilities was determined using Level 2 valuation techniques (December 31,
2025 – Level 2).
Note 7    Risk Management
The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 8 of the Company’s 2025 Annual Consolidated Financial Statements.
(a)Risk Disclosures Included in the First Quarter 2026 MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted components in the
“Risk Management and Risk Factors Update” section of the First Quarter 2026 MD&A. These disclosures are in accordance with IFRS 7, IFRS 17 “Insurance Contracts” and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim
Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period.
(b)Credit Risk
Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations.
Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.
The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.
The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.
Credit risk associated with derivative counterparties is discussed in note 7 (e).

Manulife Financial Corporation – First Quarter 2026	80
(I)Credit quality
The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles, with expected credit loss
(“ECL”) allowances, plus ECL allowances for loan commitments.

As at March 31, 2026	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$203,645	$1,053	$-	$204,698
Non-investment grade	4,258	445	-	4,703
Total carrying value	207,903	1,498	-	209,401
Allowance for credit losses	225	43	-	268
Debt securities, measured at amortized cost
Investment grade	1,530	-	-	1,530
Non-investment grade	-	-	-	-
Total	1,530	-	-	1,530
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,529	-	-	1,529
Private placements, measured at FVOCI
Investment grade	43,839	592	-	44,431
Non-investment grade	5,824	1,019	226	7,069
Total carrying value	49,663	1,611	226	51,500
Allowance for credit losses	116	89	176	381
Commercial mortgages, measured at FVOCI
AAA	236	-	-	236
AA	7,812	-	-	7,812
A	13,961	-	-	13,961
BBB	5,208	626	-	5,834
BB	193	721	-	914
B and lower	-	20	100	120
Total carrying value	27,410	1,367	100	28,877
Allowance for credit losses	42	37	34	113
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	203	-	-	203
BBB	-	-	-	-
BB	-	-	-	-
B and lower	158	8	2	168
Total	361	8	2	371
Allowance for credit losses	1	-	1	2
Total carrying value, net of allowance	360	8	1	369
Residential mortgages, measured at amortized cost
Performing	25,373	1,826	-	27,199
Non-performing	-	-	49	49
Total	25,373	1,826	49	27,248
Allowance for credit losses	4	3	1	8
Total carrying value, net of allowance	25,369	1,823	48	27,240
Loans to Bank clients, measured at amortized cost
Performing	2,767	98	-	2,865
Non-performing	-	-	3	3
Total	2,767	98	3	2,868
Allowance for credit losses	1	-	1	2
Total carrying value, net of allowance	2,766	98	2	2,866
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	366	-	-	366
Total carrying value	366	-	-	366
Allowance for credit losses	22	-	-	22
Other invested assets, measured at amortized cost
Investment grade	4,389	-	-	4,389
Non-investment grade	-	-	-	-
Total	4,389	-	-	4,389
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	4,388	-	-	4,388
Loan commitments
Allowance for credit losses	9	1	1	11
Total carrying value, net of allowance	$319,754	$6,405	$377	$326,536

Manulife Financial Corporation – First Quarter 2026	81

As at December 31, 2025	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$203,241	$1,187	$-	$204,428
Non-investment grade	3,993	477	-	4,470
Total carrying value	207,234	1,664	-	208,898
Allowance for credit losses	221	43	-	264
Debt securities, measured at amortized cost
Investment grade	1,137	-	-	1,137
Non-investment grade	-	-	-	-
Total	1,137	-	-	1,137
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,136	-	-	1,136
Private placements, measured at FVOCI
Investment grade	43,803	309	-	44,112
Non-investment grade	5,527	979	211	6,717
Total carrying value	49,330	1,288	211	50,829
Allowance for credit losses	108	82	194	384
Commercial mortgages, measured at FVOCI
AAA	244	-	-	244
AA	7,961	-	-	7,961
A	13,720	-	-	13,720
BBB	5,106	645	-	5,751
BB	63	730	-	793
B and lower	-	20	100	120
Total carrying value	27,094	1,395	100	28,589
Allowance for credit losses	42	38	34	114
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	223	-	-	223
BBB	-	-	-	-
BB	-	-	-	-
B and lower	166	8	1	175
Total	389	8	1	398
Allowance for credit losses	1	-	1	2
Total carrying value, net of allowance	388	8	-	396
Residential mortgages, measured at amortized cost
Performing	25,361	1,379	-	26,740
Non-performing	-	-	50	50
Total	25,361	1,379	50	26,790
Allowance for credit losses	4	2	1	7
Total carrying value, net of allowance	25,357	1,377	49	26,783
Loans to Bank clients, measured at amortized cost
Performing	2,629	105	-	2,734
Non-performing	-	-	4	4
Total	2,629	105	4	2,738
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,628	104	3	2,735
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	383	-	-	383
Total carrying value	383	-	-	383
Allowance for credit losses	21	-	-	21
Other invested assets, measured at amortized cost
Investment grade	4,266	-	-	4,266
Non-investment grade	-	-	-	-
Total	4,266	-	-	4,266
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	4,265	-	-	4,265
Loan commitments
Allowance for credit losses	10	1	1	12
Total carrying value, net of allowance	$317,815	$5,836	$363	$324,014

Manulife Financial Corporation – First Quarter 2026	82
(II)Allowance for ECL
The following tables provide the movement in the allowance for ECL by stage for the three months ended March 31, 2026 and for the year ended December 31, 2025.

As at March 31, 2026	Stage 1	Stage 2	Stage 3	Total
Balance, January 1, 2025	$410	$167	$232	$809
Net re-measurement due to transfers	-	-	-	-
Transfers to stage 1	1	(1)	-	-
Transfers to stage 2	(1)	1	-	-
Transfers to stage 3	-	-	-	-
Net originations, purchases, disposals and repayments	9	(2)	(44)	(37)
Changes to risk, parameters, and models	(2)	6	21	25
Foreign exchange and other adjustments	5	2	5	12
Balance, end of the period	$422	$173	$214	$809

As at December 31, 2025	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$434	$213	$181	$828
Net re-measurement due to transfers	4	(31)	27	-
Transfers to stage 1	11	(11)	-	-
Transfers to stage 2	(7)	7	-	-
Transfers to stage 3	-	(27)	27	-
Net originations, purchases, disposals and repayments	59	(11)	(97)	(49)
Changes to risk, parameters, and models	(72)	(1)	117	44
Foreign exchange and other adjustments	(15)	(3)	4	(14)
Balance, end of the year	$410	$167	$232	$809
(III)Significant Judgements and Estimates
The following tables show certain key macroeconomic variables used to estimate the ECL allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

	Current quarter	Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at March 31, 2026		Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$2,070	1.3%	2.0%	3.3%	1.9%	(3.5)%	2.3%	(6.2)%	2.2%
Unemployment rate	6.7%	6.7%	6.2%	6.3%	5.6%	8.3%	8.1%	9.0%	9.6%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	$61	$60	$66	$65	$68	$46	$60	$38	$54
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$24,441	1.9%	2.3%	3.5%	2.4%	(2.3)%	2.7%	(4.3)%	2.6%
Unemployment rate	4.5%	4.5%	4.4%	3.7%	3.8%	7.2%	6.3%	7.8%	8.4%
7-10 Year BBB U.S. Corporate Index	5.3%	5.9%	6.1%	5.7%	6.0%	6.4%	5.8%	7.0%	5.7%
Japan
Gross Domestic Product (GDP), in JPY billions	¥592,575	0.6%	0.8%	2.5%	0.9%	(3.8)%	1.1%	(7.2)%	1.7%
Unemployment rate	2.6%	2.6%	2.2%	2.5%	2.1%	3.1%	2.9%	3.2%	3.5%
Hong Kong
Unemployment rate	3.8%	3.6%	3.0%	3.2%	2.8%	4.7%	3.8%	5.1%	4.6%
Hang Seng Index	26,656	(0.4)%	0.8%	10.0%	0.4%	(25.4)%	6.5%	(41.5)%	9.9%
China
Gross Domestic Product (GDP), in CNY billions	¥121,514	4.3%	4.2%	6.8%	4.4%	(2.7)%	4.7%	(5.5)%	4.0%
FTSE Xinhua A200 Index	12,294	3.1%	2.9%	18.0%	0.9%	(28.6)%	9.6%	(38.4)%	11.4%

Manulife Financial Corporation – First Quarter 2026	83

	Current quarter	Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at December 31, 2025		Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$2,020	0.6%	1.9%	2.6%	1.9%	(4.1)%	2.2%	(7.2)%	2.2%
Unemployment rate	7.2%	7.1%	6.3%	6.5%	5.6%	8.5%	8.0%	9.5%	9.7%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	$61	$62	$66	$67	$67	$47	$60	$39	$54
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$23,998	2.1%	2.4%	3.8%	2.4%	(2.2)%	2.7%	(4.1)%	2.6%
Unemployment rate	4.4%	4.6%	4.3%	3.9%	3.6%	7.2%	6.1%	7.7%	8.2%
7-10 Year BBB U.S. Corporate Index	5.3%	5.9%	6.1%	5.7%	6.0%	6.4%	5.8%	7.0%	5.7%
Japan
Gross Domestic Product (GDP), in JPY billions	¥564,072	0.2%	0.8%	2.2%	1.0%	(4.1)%	1.1%	(7.4)%	1.7%
Unemployment rate	2.5%	2.5%	2.2%	2.4%	2.1%	3.0%	2.9%	3.2%	3.5%
Hong Kong
Unemployment rate	4.1%	4.0%	3.2%	3.6%	2.9%	5.1%	4.1%	5.5%	4.8%
Hang Seng Index	26,454	(1.3)%	1.0%	8.9%	0.7%	(26.0)%	6.7%	(41.9)%	10.2%
China
Gross Domestic Product (GDP), in CNY billions	¥119,732	4.7%	4.1%	7.2%	4.3%	(2.3)%	4.6%	(5.1)%	3.9%
FTSE Xinhua A200 Index	11,186	3.7%	3.6%	18.6%	1.6%	(28.0)%	10.3%	(37.8)%	12.1%
(IV)Sensitivity to Changes in Economic Assumptions
The following table shows the actual probability-weighted ECL allowance recorded by the Company which results from using all four macroeconomic scenarios (including the more heavily weighted best estimate base case scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows the ECL allowance which would result from using only the base case scenario.

As at	March 31, 2026	December 31, 2025
Probability-weighted ECL allowance	$809	$809
Base case ECL allowance	$601	$611
Difference – in amount	$208	$198
Difference – as a percentage of probability-weighted ECL allowance	25.71%	24.47%
The Company’s probability-weighted ECL allowance balance which resulted from all four macroeconomic scenarios as at
March 31, 2026 was $809 (December 31, 2025 – $809). ECL allowance balances indicated by the base case scenario, the upside scenario, the downside scenario 1 and the downside scenario 2, as at March 31, 2026 were $601, $516, $1,464 and
$1,822 respectively (December 31, 2025 – $611, $522, $1,434 and $1,798, respectively).
(c)Securities Lending, Repurchase and Reverse Repurchase Transactions
As at March 31, 2026, the Company had loaned securities (which are included in invested assets) with a market value of
$2,325 (December 31, 2025 – $1,800). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at March 31, 2026, the Company had outstanding reverse repurchase transactions of $410 (December 31, 2025 – $957)
which are recorded as receivables in miscellaneous assets. In addition, the Company had outstanding repurchase transactions of $308 as at March 31, 2026 (December 31, 2025 – $193) which are recorded as payables in other liabilities.
(d)Credit Default Swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.

Manulife Financial Corporation – First Quarter 2026	84
The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2026	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$22	$-	1
A	22	-	1
BBB	66	1	1
Total single name CDS	$110	$1	1
Total CDS protection sold	$110	$1	1

As at December 31, 2025	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$22	$-	2
A	65	1	2
BBB	22	-	1
Total single name CDS	$109	$1	2
Total CDS protection sold	$109	$1	2
(1)Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.
(2)The weighted average maturity of the CDS is weighted based on notional amounts.
(3)Ratings are based on S&P where available followed by Moody’s, Morningstar DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)The Company held $nil purchased credit protection as at March 31, 2026 (December 31, 2025 – $nil).
(e)Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at
March 31, 2026, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 31 per cent
(December 31, 2025 – 29 per cent). As at March 31, 2026, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,392 (December 31, 2025 –
$1,386). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2025 – $nil).
(f)Offsetting Financial Assets and Financial Liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.
In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse repurchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

Manulife Financial Corporation – First Quarter 2026	85
The following tables present the effect of conditional master netting agreements and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

As at March 31, 2026	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$9,979	$(6,556)	$(2,780)	$643	$643
Securities lending	2,325	-	(2,325)	-	-
Reverse repurchase agreements	410	(52)	(358)	-	-
Total financial assets	$12,714	$(6,608)	$(5,463)	$643	$643
Financial liabilities
Derivative liabilities	$(14,588)	$6,556	$7,969	$(63)	$(7)
Repurchase agreements	(308)	52	256	-	-
Total financial liabilities	$(14,896)	$6,608	$8,225	$(63)	$(7)

As at December 31, 2025	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$9,955	$(6,700)	$(2,694)	$561	$561
Securities lending	1,800	-	(1,800)	-	-
Reverse repurchase agreements	957	-	(957)	-	-
Total financial assets	$12,712	$(6,700)	$(5,451)	$561	$561
Financial liabilities
Derivative liabilities	$(15,024)	$6,700	$8,228	$(96)	$(39)
Repurchase agreements	(193)	-	193	-	-
Total financial liabilities	$(15,217)	$6,700	$8,421	$(96)	$(39)
(1)Financial assets and liabilities include accrued interest of $332 and $634, respectively (December 31, 2025 – $334 and $677, respectively).
(2)Financial and cash collateral exclude over-collateralization. As at March 31, 2026, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements, and repurchase agreements in the amounts of $357, $2,031, $72 and $nil, respectively (December 31, 2025 – $403, $1,699, $154 and $nil, respectively). As at March 31, 2026, collateral pledged (received) does not include collateral-
in-transit on OTC instruments or initial margin on exchange-traded contracts or cleared contracts.
(3)Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

Manulife Financial Corporation – First Quarter 2026	86
The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.
A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at March 31, 2026	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,393	$(1,393)	$-
Variable surplus note	(1,393)	1,393	-

As at December 31, 2025	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,349	$(1,349)	$-
Variable surplus note	(1,349)	1,349	-
Note 8    Long-Term Debt
(a)Carrying Value of Long-term Debt Instruments

				As at
	Issue date	Maturity date	Par value	March 31, 2026	December 31, 2025
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,611	$1,583
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,035	1,017
4.986% Senior notes(1)	December 11, 2025	December 11, 2035	US$1,000	1,387	1,362
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,043	1,024
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	279	274
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	697	684
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	377	370
4.150% Senior notes(2)	March 4, 2016	March 4, 2026	US$1,000	-	1,371
Total				$6,429	$7,685
(1)These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.
(2)The 4.150% senior notes matured and were redeemed at par on March 4, 2026.
(b)Fair Value Measurement
The Company measures its long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at
March 31, 2026, the fair value of long-term debt was $5,561 (December 31, 2025 – $6,962) which was determined using Level
2 valuation techniques (December 31, 2025 – Level 2).

Manulife Financial Corporation – First Quarter 2026	87
Note 9    Capital Instruments
(a)Carrying Value of Capital Instruments

					As at
	Issue date	Earliest par redemption date	Maturity date	Par value	March 31, 2026	December 31, 2025
JHFC Subordinated notes	December 14, 2006	December 15, 2036	December 15, 2036	$650	$648	$648
3.983% MFC Subordinated debentures	May 23, 2025	May 23, 2030	May 23, 2035	$500	498	497
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	998	997
4.064% MFC Subordinated debentures	December 6, 2024	December 6, 2029	December 6, 2034	$1,000	996	996
4.275% MFC Subordinated notes(2)	June 19, 2024	June 19, 2029	June 19, 2034	S$500	539	531
5.054% MFC Subordinated debentures	February 23, 2024	February 23, 2029	February 23, 2034	$1,100	1,096	1,096
5.409% MFC Subordinated debentures	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,197	1,197
4.061% MFC Subordinated notes(1),(3)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,046	1,028
Total					$7,018	$6,990
(1)Capital instruments with interest rates resetting in the future that reference Canadian Dollar Offered Rate (“CDOR”) and the U.S. Dollar Mid-Swap rate (based on London Interbank Offered Rate (LIBOR)) include the 2.818% subordinated debentures and 4.061% subordinated debentures, respectively. Future rate resets for these capital instruments may rely on alternative reference rates such as Canadian Overnight Repo Rate Average (“CORRA”), the alternative rate for
CDOR, and the Secured Overnight Financing Rate (SOFR) and the alternative rate for USD LIBOR. As at March 31, 2026, the interest rate benchmark reform has not resulted in material changes in the Company’s risk management strategy.
(2)Designated as a hedge of the Company’s net investment in its Singapore operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.
(3)Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-
measurement of the subordinated notes into Canadian dollars.
(b)Fair Value Measurement
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at
March 31, 2026, the fair value of capital instruments was $7,078 (December 31, 2025 – $7,121) which was determined using
Level 2 valuation techniques (December 31, 2025 – Level 2).

Manulife Financial Corporation – First Quarter 2026	88
Note 10    Equity Capital and Earnings Per Share
(a)Preferred Shares and Other Equity Instruments
The following table presents information about the outstanding preferred shares and other equity instruments as at March 31,
2026 and December 31, 2025.

	Issue date	Annual dividend / distribution rate(1)	Earliest redemption date(2),(3)	Number of shares (in millions)	Face amount	Net amount(4) as at
						March 31, 2026	December 31, 2025
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.650%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.500%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6)	February 25, 2014	5.775%	June 19, 2029	8	200	195	195
Series 17(5),(6)	August 15, 2014	5.542%	December 19, 2029	14	350	343	343
Series 19(5),(6),(8)	December 3, 2014	5.169%	March 19, 2030	10	250	246	246
Series 25(5),(6)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes (LRCN)(9)
Series 1(10)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(10)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total						$6,660	$6,660
(1)Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.
(2)Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption dates or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19,
2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval.
(3)Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 to and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 to and including March 19, commencing in
2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.
(4)Net of after-tax issuance costs.
(5)On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%,
Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.
(6)On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.
(7)The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 19 on March 19, 2025, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.169%, for a five-year period commencing on March 20, 2025.
(9)Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28 and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.
(10)The LRCN Series 1 pay a distribution at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN
Series 2 pay a distribution at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March
19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 pay a distribution at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.
(b)Common Shares
As at March 31, 2026, there were 6 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2025 – 9 million).

Manulife Financial Corporation – First Quarter 2026	89
The following table presents changes in common shares issued and outstanding.

Number of common shares (in millions)	For the three months ended March 31, 2026	For the year ended December 31, 2025
Balance, beginning of period	1,677	1,729
Repurchased for cancellation	(8)	(54)
Issued on exercise of stock options and deferred share units	3	2
Balance, end of period	1,672	1,677
Normal course issuer bid
On February 19, 2026, the Company received approval from the Toronto Stock Exchange (“TSX”) to launch a normal course issuer bid (the “2026 NCIB”), permitting the purchase for cancellation of up to 42 million of its common shares, representing approximately 2.5% of its common shares outstanding as at January 31, 2026. Purchases under the 2026 NCIB commenced on February 24, 2026, and may continue until February 23, 2027, when the 2026 NCIB expires, or such earlier date as the
Company completes its purchases.
The Company’s 2025 NCIB was approved by the TSX on February 19, 2025, permitting the purchase for cancellation of up to
51.5 million common shares, representing approximately 3.0% of common shares outstanding as at February 12, 2025. The
2025 NCIB expired on February 23, 2026.
During the three months ended March 31, 2026, the Company purchased for cancellation 7.5 million shares (2025 – 11.4 million shares) for $366 (pre-tax), including 4.7 million shares for $223 under the 2026 NCIB, and 2.8 million shares for $143 under the previous NCIB, and incurred $5 tax on net repurchases of equity (2025 – $498 under NCIB and $9 tax). Of this, $90 was recorded in Common shares and $281 was recorded in Shareholders and other equity holders’ retained earnings in the
Consolidated Statements of Changes in Equity (2025 – $137 and $370, respectively).
(c)Earnings Per Share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the three months ended March 31,	2026	2025
Weighted average number of common shares (in millions)	1,676	1,723
Dilutive stock-based awards(1) (in millions)	4	6
Weighted average number of diluted common shares (in millions)	1,680	1,729
(1)The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.
Note 11    Revenue from Service Contracts
The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees related to services provided typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
Asset-based fees vary with asset values of accounts under management, subject to market conditions and investor behaviours beyond the Company’s control. Transaction processing and administrative fees vary with activity volumes, also beyond the
Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily.
Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants.
The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

Manulife Financial Corporation – First Quarter 2026	90
The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 14.

For the three months ended March 31, 2026	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$1,006	$(112)	$894
Transaction processing, administration, and service fees	748	83	831
Distribution fees and other	234	13	247
Total included in other revenue	1,988	(16)	1,972
Revenue from non-service lines	(2)	(40)	(42)
Total other revenue	$1,986	$(56)	$1,930
Real estate management services included in net investment income	$-	$68	$68

For the three months ended March 31, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$972	$(124)	$848
Transaction processing, administration, and service fees	779	73	852
Distribution fees and other	220	14	234
Total included in other revenue	1,971	(37)	1,934
Revenue from non-service lines	4	48	52
Total other revenue	$1,975	$11	$1,986
Real estate management services included in net investment income	$-	$73	$73
Note 12    Employee Future Benefits
The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for eligible employees and agents. The following tables present information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada.

For the three months ended March 31,	Pension plans		Retiree welfare plans
	2026	2025	2026	2025
Defined benefit current service cost(1)	$11	$12	$-	$-
Defined benefit administrative expenses	2	3	-	-
Service cost	13	15	-	-
Interest on net defined benefit (asset) liability	(1)	-	(2)	(2)
Defined benefit cost	12	15	(2)	(2)
Defined contribution cost	34	29	-	-
Net benefit cost reported in income	$46	$44	$(2)	$(2)
Actuarial (gain) loss on economic assumption changes	$(39)	$24	$(7)	$4
Investment (gain) loss (excluding interest income)	44	9	9	(6)
Change in effect of asset limit	1	1	-	-
Re-measurement (gain) loss recorded in OCI, net of tax	$6	$34	$2	$(2)
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.
Note 13    Commitments and Contingencies
(a)Legal Proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the
Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the
Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the
United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
In September 2023, a lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York
as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company that state that “cost of insurance rates will be based on future expectations that include taxes.” The Plaintiff’s theory is that the
Company impermissibly failed to decrease the cost of insurance rates charged to these policy owners after the implementation of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.

Manulife Financial Corporation – First Quarter 2026	91
(b)Guarantees
(I)Guarantee regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by
MFLP, a wholly owned unconsolidated financing entity.
The following tables present certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended March 31, 2026	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,164	$-	$1,164	$-
Total investment result	26	391	-	417	13
Other revenue	(19)	1,949	-	1,930	4
Net income (loss) attributed to shareholders and other equity holders	1,147	1,243	(1,243)	1,147	6

For the three months ended March 31, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,043	$-	$1,043	$-
Total investment result	4	(364)	(4)	(364)	12
Other revenue	1	1,985	-	1,986	-
Net income (loss) attributed to shareholders and other equity holders	485	582	(582)	485	2
Condensed Consolidated Statements of Financial Position Information

As at March 31, 2026	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$72	$461,742	$-	$461,814	$23
Insurance contract assets	-	201	-	201	-
Reinsurance contract held assets	-	64,819	-	64,819	-
Total other assets	65,259	49,675	(70,923)	44,011	976
Segregated funds net assets	-	455,668	-	455,668	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	419,410	-	419,410	-
Reinsurance contract held liabilities	-	3,423	-	3,423	-
Investment contract liabilities	-	14,318	-	14,318	-
Total other liabilities	14,699	67,984	(2,045)	80,638	709
Insurance contract liabilities for account of segregated fund holders	-	125,526	-	125,526	-
Investment contract liabilities for account of segregated fund holders	-	330,142	-	330,142	-

As at December 31, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$1,399	$458,529	$-	$459,928	$20
Insurance contract assets	-	194	-	194	-
Reinsurance contract held assets	-	60,881	-	60,881	-
Total other assets	63,341	47,566	(67,731)	43,176	965
Segregated funds net assets	-	461,254	-	461,254	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	411,532	-	411,532	-
Reinsurance contract held liabilities	-	3,273	-	3,273	-
Investment contract liabilities	-	14,137	-	14,137	-
Total other liabilities	14,618	68,845	(714)	82,749	701
Insurance contract liabilities for account of segregated fund holders	-	129,006	-	129,006	-
Investment contract liabilities for account of segregated fund holders	-	332,248	-	332,248	-
(II)Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.

Manulife Financial Corporation – First Quarter 2026	92
Note 14    Segment and Geographic Reporting
The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, and defining strategies for services and distribution based on the profile and needs of its businesses and markets. The Company’s significant product and service offerings by the reporting segments are mentioned below.
Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors, pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance, and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife
Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; property and casualty reinsurance business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Manulife Financial Corporation – First Quarter 2026	93
The following tables present results by reporting segments and by geographical location.
(a)By Segment

For the three months ended March 31, 2026	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$802	$228	$194	$-	$20	$1,244
Annuities and pensions	(153)	54	19	-	-	(80)
Total insurance service result	649	282	213	-	20	1,164
Net investment income (loss)	770	1,317	785	(166)	173	2,879
Insurance finance income (expenses)
Life, health and property and casualty insurance	4	(924)	(1,059)	-	7	(1,972)
Annuities and pensions	(704)	(85)	(339)	-	-	(1,128)
Total insurance finance income (expenses)	(700)	(1,009)	(1,398)	-	7	(3,100)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	18	74	315	-	-	407
Annuities and pensions	108	-	254	-	-	362
Total reinsurance finance income (expenses)	126	74	569	-	-	769
Decrease (increase) in investment contract liabilities	(3)	(16)	(1)	(110)	(1)	(131)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	193	366	(45)	(276)	179	417
Other revenue	34	75	38	1,986	(203)	1,930
Other expenses	(96)	(175)	(44)	(1,220)	(121)	(1,656)
Interest expenses	(4)	(223)	(3)	(1)	(158)	(389)
Net income (loss) before income taxes	776	325	159	489	(283)	1,466
Income tax (expenses) recoveries	(127)	(62)	(21)	(76)	56	(230)
Net income (loss)	649	263	138	413	(227)	1,236
Less net income (loss) attributed to:
Non-controlling interests	33	-	-	10	-	43
Participating policyholders	21	25	-	-	-	46
Net income (loss) attributed to shareholders and other equity holders	$595	$238	$138	$403	$(227)	$1,147
Total assets	$239,545	$164,400	$250,241	$328,600	$43,727	$1,026,513

For the three months ended March 31, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$658	$258	$126	$-	$(35)	$1,007
Annuities and pensions	(44)	59	21	-	-	36
Total insurance service result	614	317	147	-	(35)	1,043
Net investment income (loss)	1,083	1,208	706	(156)	105	2,946
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,324)	(819)	(1,699)	-	7	(3,835)
Annuities and pensions	813	(145)	(572)	-	-	96
Total insurance finance income (expenses)	(511)	(964)	(2,271)	-	7	(3,739)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(94)	72	322	-	-	300
Annuities and pensions	(135)	-	355	-	-	220
Total reinsurance finance income (expenses)	(229)	72	677	-	-	520
Decrease (increase) in investment contract liabilities	1	(18)	38	(116)	4	(91)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	344	298	(850)	(272)	116	(364)
Other revenue	1	74	25	1,975	(89)	1,986
Other expenses	(82)	(170)	(50)	(1,174)	(111)	(1,587)
Interest expenses	(7)	(214)	(3)	(1)	(154)	(379)
Net income (loss) before income taxes	870	305	(731)	528	(273)	699
Income tax (expenses) recoveries	(131)	(59)	162	(84)	36	(76)
Net income (loss)	739	246	(569)	444	(237)	623
Less net income (loss) attributed to:
Non-controlling interests	67	-	-	1	(2)	66
Participating policyholders	48	24	-	-	-	72
Net income (loss) attributed to shareholders and other equity holders	$624	$222	$(569)	$443	$(235)	$485
Total assets	$214,837	$162,702	$256,270	$302,097	$45,512	$981,418

Manulife Financial Corporation – First Quarter 2026	94
(b)By Geographic Location

For the three months ended March 31, 2026	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$804	$224	$188	$28	$1,244
Annuities and pensions	(153)	54	19	-	(80)
Total insurance service result	651	278	207	28	1,164
Net investment income (loss)	742	1,338	800	(1)	2,879
Insurance finance income (expenses)
Life, health and property and casualty insurance	3	(924)	(1,051)	-	(1,972)
Annuities and pensions	(704)	(85)	(339)	-	(1,128)
Total insurance finance income (expenses)	(701)	(1,009)	(1,390)	-	(3,100)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	18	74	315	-	407
Annuities and pensions	108	-	254	-	362
Total reinsurance finance income (expenses)	126	74	569	-	769
Decrease (increase) in investment contract liabilities	(53)	(34)	(43)	(1)	(131)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$114	$369	$(64)	$(2)	$417
Other revenue	$417	$578	$954	$(19)	$1,930

For the three months ended March 31, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$658	$251	$122	$(24)	$1,007
Annuities and pensions	(44)	59	21	-	36
Total insurance service result	614	310	143	(24)	1,043
Net investment income (loss)	1,053	1,276	601	16	2,946
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,324)	(819)	(1,692)	-	(3,835)
Annuities and pensions	813	(145)	(572)	-	96
Total insurance finance income (expenses)	(511)	(964)	(2,264)	-	(3,739)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(94)	72	322	-	300
Annuities and pensions	(135)	-	355	-	220
Total reinsurance finance income (expenses)	(229)	72	677	-	520
Decrease (increase) in investment contract liabilities	(63)	(38)	11	(1)	(91)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$250	$346	$(975)	$15	$(364)
Other revenue	$317	$593	$1,003	$73	$1,986
Note 15    Segregated Funds
The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.
Segregated funds’ underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The
Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
As at March 31, 2026, these guarantees are recorded within the Company’s insurance contract liabilities and amount to $1,675
(December 31, 2025 – $1,266), of which $641 are reinsured (December 31, 2025 – $423). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. Insurance contract liabilities for account of segregated fund holders on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. The denoted
components in the “Risk Management and Risk Factors Update” section of the First Quarter 2026 MD&A provide information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation – First Quarter 2026	95
Note 16    Information Provided in Connection with Investments in Deferred Annuity
Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance
Company (U.S.A.)
The following summarized financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA pursuant to Rule 13-01 of Regulation S-X and
Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements that are described below and relate to MFC’s guarantee of certain securities issued or to be issued by its subsidiaries. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 of the Company’s 2025 Annual Consolidated Financial Statements.

As at	March 31, 2026	December 31, 2025
Assets
Total invested assets(1)	$107,387	$107,703
Reinsurance contract held assets(2)	49,721	49,463
Other assets(3)	12,219	11,995
Segregated funds net assets	219,762	224,457
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders(4)	$147,040	$146,300
Investment contract liabilities(5)	6,395	6,131
Other liabilities(6)	8,781	7,471
Long-term debt	6,429	7,685
Capital instruments	6,370	6,342
Insurance contract liabilities for account of segregated fund holders	55,293	57,115
Investment contract liabilities for account of segregated fund holders	164,470	167,341
(1)Includes $(2,424) (December 31, 2025 – $(908)) cash loaned to (borrowed from) non-guarantor subsidiaries.
(2)Includes $9,651 (December 31, 2025 – $9,542) reinsurance contract held assets from intercompany transactions with non-guarantor subsidiaries.
(3)Includes $4,088 (December 31, 2025 – $3,866) due from non-guarantor subsidiaries.
(4)Includes $(25) (December 31, 2025 – $(22)) insurance contract liabilities (assets) from intercompany transactions with non-guarantor subsidiaries.
(5)Includes $560 (December 31, 2025 – $606) investment contract liabilities from intercompany transactions with non-guarantor subsidiaries.
(6)Includes $3,066 (December 31, 2025 – $1,737) due to non-guarantor subsidiaries.

	For the three months ended March 31, 2026	For the year ended December 31, 2025
Total insurance service result(1)	$144	$433
Total investment result(2)	332	(555)
Other revenue (expenses)(3)	(308)	(702)
Net income (loss) before income taxes	168	(824)
Income tax (expenses) recoveries	(5)	345
Net income (loss) after income taxes, before equity in net income (loss) of non-guarantor subsidiaries	163	(479)
Equity in net income (loss) of non-guarantor subsidiaries	1,407	6,083
Net income (loss)	$1,570	$5,604
(1)Includes $(13) intercompany insurance service result from non-guarantor subsidiaries for the three months ended March 31, 2026 (for the year ended
December 31, 2025 – $53).
(2)Includes $321 intercompany investment income (loss) to non-guarantor subsidiaries for the three months ended March 31, 2026 (for the year ended December
31, 2025 – $599).
(3)Includes $70 other intercompany revenue (expenses) from non-guarantor subsidiaries for the three months ended March 31, 2026 (for the year ended
December 31, 2025 – $441).

Manulife Financial Corporation – First Quarter 2026	96
Note 17    Acquisition
PT Schroder Investment Management Indonesia
On March 31, 2026, the Company completed the acquisition of PT Schroder Investment Management Indonesia (“Schroders
Indonesia”) with $3.5 billion of assets under management as at March 31, 2026. The acquisition strengthens the Company’s position as the largest asset manager in Indonesia and enables the Company to deliver enhanced value to clients and stakeholders by leveraging the firm’s local expertise and client relationships.
Note 18    Comparatives
Certain comparative amounts have been reclassified to conform to the current period's presentation.
As disclosed in note 2 Accounting and Reporting Changes, comparative amounts in the Statements of Cash Flows have been reclassified and presented in accordance with amendments to IFRS 9 and IFRS 7.

Manulife Financial Corporation – First Quarter 2026	97

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone: 416 926-3000
Website: www.manulife.com
INVESTOR RELATIONS
Financial analysts, portfolio
managers and other investors
requiring financial information
may contact our Investor Relations
Department or access our website
at www.manulife.com.
Email: investrel@manulife.com
SHAREHOLDER SERVICES
For information or assistance
regarding your share account,
including dividends, changes of
address or ownership, lost
certificates, to eliminate duplicate
mailings or to receive shareholder
material electronically, please
contact our Transfer Agents in
Canada, the United States, Hong
Kong or the Philippines. If you live
outside one of these countries, please
contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
TSX Trust Company
301 - 100 Adelaide St. West
Toronto, ON Canada M5H 4H1
Toll Free: 1 800 783-9495
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
TSX Trust Company offices are also
located in Montreal, Vancouver and
Calgary.
United States
Equiniti Trust Company, LLC
P.O. Box 500
Newark, NJ 07101
United States
Toll Free: 1 800 249-7702
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
Hong Kong
Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong
Telephone: 852 2980-1333
Email: is-enquiries@vistra.com
Website: srhk.vistra.com

Philippines
RCBC Stock Transfer
Ground Floor, West Wing
GPL (Grepalife) Building
221 Senator Gil Puyat Avenue
Makati City, Metro Manila, Philippines
Telephone: 632 5318-8567
Email: rcbcstocktransfer@rcbc.com
Website: www.rcbc.com/stocktransfer
AUDITORS
Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
The following Manulife documents are
available online at www.manulife.com
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholders Reports
•Public Accountability Statement
•Sustainability Report

Rating

Financial strength is a key factor in generating new
business, maintaining and expanding distribution relations
and providing a base for expansion, acquisitions and
growth. As at March 31, 2026, Manulife had total capital of
C$82.8 billion, including C$50.6 billion of total shareholders’
and other equity holders’ equity. The Manufacturers Life
Insurance Company’s financial strength ratings are among
the strongest in the insurance industry. Rating agencies
include AM Best Company (“AM Best”), DBRS Limited and
affiliated entities (“Morningstar DBRS”), Fitch Ratings Inc.
(“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and
S&P Global Ratings (“S&P”).
As at May 13, 2026
Rating Agency	MLI Rating	Rank
S&P	AA-	(4th of 21 ratings)
Moody’s	Aa3	(4th of 21 ratings)
Fitch	AA	(3rd of 21 ratings)
Morningstar DBRS	AA	(3rd of 22 ratings)
AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close
prices, including the average daily trading volume for
Manulife Financial Corporation’s common stock on
the Canadian exchanges, the U.S. exchanges, The
Stock Exchange of Hong Kong and the Philippine
Stock Exchange for the third quarter. The common
stock symbol is MFC on all exchanges except Hong
Kong where it is 945.
As at March 31, 2026, there were 1,672 million common shares outstanding.
January 1 – March 31, 2026	Canada	U.S.	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$52.46	$38.55	$300.80	P 2,140
Low	$45.34	$33.40	$261.60	P 1,880
Close	$47.92	$34.44	$265.80	P 1,915
Average Daily Volume (000)	8,783	2,451	13	0.1

Manulife Financial Corporation – First Quarter 2026	98
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mail.
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•Annual Report and Proxy Circular
•Notice of Annual Meeting
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